Registration No. 333-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------

                                   FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                ---------------

                              RAYOVAC CORPORATION
            (Exact name of registrant as specified in its charter)

             Wisconsin                                           22-2423556
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                               601 Rayovac Drive
                         Madison, Wisconsin 53711-2497
                                (608) 275-3340
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ---------------

                           JAMES A. BRODERICK, ESQ.
                      Vice President and General Counsel
                              Rayovac Corporation
                               601 Rayovac Drive
                         Madison, Wisconsin 53711-2497
                                (608) 275-3340
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                               ---------------

                         Copies of Communications to:

           LOUIS A. GOODMAN, ESQ.                     STUART H. GELFOND, ESQ.
Skadden, Arps, Slate, Meagher & Flom LLP     Fried, Frank, Harris, Shriver & Jacobson
                One Beacon Street                       One New York Plaza
         Boston, Massachusetts 02108                 New York, New York 10004
                  (617) 573-4800                          (212) 859-8000

                               ---------------

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ___________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                                CALCULATION OF REGISTRATION FEE
============================================================================================================================
                                                             Proposed
         Title of Each Class of           Amount to Be   Maximum Offering   Proposed Maximum Aggregate        Amount of
       Securities to Be Registered         Registered     Price per Unit         Offering Price(1)       Registration Fee(2)
----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share     6,900,000         $ 26.25               $181,125,000                $50,353
----------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended, and includes shares of Common Stock that may be purchased by the Underwriters pursuant to an over-allotment option.

(2) Calculated based upon the average of high and low prices reported on the New York Stock Exchange for December 18, 1998, in accordance with Rule 457(c) under the Securities Act of 1933, as amended.

                                ---------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                                EXPLANATORY NOTE

     This Registration Statement contains two separate prospectuses. The first prospectus relates to a public offering of shares of common stock of Rayovac Corporation, par value $.01 per share (the "Common Stock") in the United States and Canada (the "U.S. Offering"). The second prospectus relates to a concurrent offering of Common Stock outside the United States and Canada (the "International Offering"). The prospectuses for the U.S. Offering and the International Offering will be identical in all respects, other than the front cover page, the "Underwriting" section and the back cover page. Such alternate pages for the International Offering appear in this Registration Statement immediately following the complete prospectus for the U.S. Offering.

                              Subject to Completion
                 Preliminary Prospectus dated December 24, 1998

PROSPECTUS
----------

                                6,000,000 Shares

                                 [RAYOVAC LOGO]

                                  Common Stock

                                ----------------

     Rayovac is selling 4,000,000 of the shares of common stock and certain shareholders of Rayovac are selling 2,000,000 of the shares of common stock. The U.S. underwriters are offering 4,800,000 shares in the United States and Canada and the international managers are offering 1,200,000 shares outside the United States and Canada.

     The common stock trades on The New York Stock Exchange under the symbol "ROV." On December 23, 1998, the last sale price of the common stock as reported on the New York Stock Exchange was 27-1/2 per share.

     Investing in the common stock involves risks which are described in the "Risk Factors" section beginning on page 11 of this prospectus.

                               ----------------

                                                                       Per Share     Total
                                                                      -----------   ------
   Public Offering Price ..........................................      $           $
   Underwriting Discount ..........................................      $           $
   Proceeds, before expenses, to Rayovac ..........................      $           $
   Proceeds, before expenses, to the selling shareholders .........      $           $

     The U.S. underwriters may also purchase up to an additional 720,000 shares from the selling shareholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The international managers may similarly purchase up to an aggregate of an additional 180,000 shares from the selling shareholders.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of common stock will be ready for delivery in New York, New York
on or about            , 1998.


                               ----------------

Merrill Lynch & Co.                                       Salomon Smith Barney

Bear, Stearns & Co. Inc.

                          Donaldson, Lufkin & Jenrette

                                             Cleary Gull Reiland & McDevitt Inc.

                               ----------------

                The date of this prospectus is          , 1998.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                 [PICTURE PAGE]

                               TABLE OF CONTENTS



                                                                                        Page
                                                                                       -----
Prospectus Summary ...................................................................   1
Risk Factors .........................................................................  11
Our Recapitalization .................................................................  18
Use of Proceeds ......................................................................  19
Price Range of Common Stock and Dividend Policy ......................................  20
Capitalization .......................................................................  21
Selected Financial Data ..............................................................  22
Management's Discussion and Analysis of Financial Condition
  and Results of Operations ..........................................................  25
Business .............................................................................  33
Management ...........................................................................  50
Principal and Selling Shareholders ...................................................  52
Description of Certain Indebtedness ..................................................  56
Shares Eligible for Future Sale ......................................................  58
Certain United States Federal Tax Considerations for Non-United States Holders .......  61
Underwriting .........................................................................  63
Legal Matters ........................................................................  66
Experts ..............................................................................  66
Where You Can Find More Information ..................................................  67
Incorporation of Certain Documents by Reference ......................................  67
Financial Statements .................................................................  F-1

                               ----------------

     We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations. This prospectus does not offer to sell or ask for offers to buy any of the securities (1) in any jurisdiction where it is unlawful, (2) where the person making the offer is not qualified to do so or (3) to any person who can not legally be offered the securities. The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct--nor do we imply those things by delivering this prospectus or selling securities to you.

                              PROSPECTUS SUMMARY

     The following summary contains basic information about this offering. This summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of this offering. In addition, we incorporate important business and financial information into this prospectus by reference. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions in the "Where You Can Find More Information" section of this prospectus.

     Upon completion of a recapitalization on September 12, 1996, we changed our fiscal year end from June 30 to September 30. Reference to our fiscal 1996 and prior fiscal years are to our fiscal year ended June 30 of the specified year. References to the transition period are to the period from July 1, 1996 to September 30, 1996 and references to our fiscal 1997 and fiscal 1998 are to our fiscal year ended September 30 of the specified year. Unless otherwise indicated, the information in this prospectus assumes that the underwriters' overallotment options have not been exercised.


                              Rayovac Corporation

     We are the leading value brand and third largest domestic manufacturer of general batteries. We are also the leading worldwide manufacturer of hearing aid batteries and the leading domestic manufacturer of rechargeable household batteries and certain other specialty batteries, including lantern batteries. In addition, we are a leading marketer of heavy duty batteries and battery-powered lighting products. We also market rechargeable batteries for cellular and cordless telephones and video camcorders.

     Rayovac is a well recognized brand name in the battery industry that was first used as a trademark for batteries in 1921. We attribute the longevity and strength of the Rayovac brand name to our high quality products and to the success of our marketing and merchandising initiatives.

     We established our position as the leading value brand in the U.S. general alkaline battery market by historically focusing on mass merchandisers. We achieved this position by:

     o offering batteries with quality and performance substantially equivalent to batteries offered by our principal competitors, but at lower prices

     o emphasizing innovative in-store merchandising programs

     o offering retailers attractive margins

     Over the last two years, we have broadened our distribution channels to now include mass merchandisers and warehouse clubs; food, drug and convenience stores; electronics specialty stores and department stores; hardware and automotive centers; specialty retailers; hearing aid professionals; industrial distributors; government agencies; and original equipment manufacturers. We market all of our branded products under the Rayovac[RegTM] name and selected products under sub-brand names including MAXIMUM[TM] and Renewal[RegTM].

     In September 1996, affiliates of Thomas H. Lee Company acquired for cash approximately 80% of our then outstanding common stock. Concurrently, David A. Jones was hired as our Chief Executive Officer to implement a new business strategy. Since that time, we have increased sales from $417.9 million for the twelve months ended September 30, 1996 to $495.7 million for fiscal 1998. This increase in sales represents a compound annual growth rate of 9%. In addition, our outstanding indebtedness has been reduced from $233.7 million at September 30, 1996 to $152.3 million at September 30, 1998.

Our Business Strategy

     Our business strategy focuses on (1) continuing to reinvigorate the Rayovac brand name by raising consumer awareness through, among other things, focused marketing and advertising, (2) growing our market share by expanding distribution into new channels, increasing sales to under-penetrated channels and customers, launching new products, and selectively pursuing acquisitions and alliances, (3) reducing costs by rationalizing manufacturing and distribution, better utilizing existing plant capacity, outsourcing products where appropriate, reducing working capital, and reducing corporate overhead and (4) improving employee productivity by increasing training and education, upgrading information systems, and implementing a pay-for-performance culture. To implement this strategy, we have done the following:

     Reorganized Sales, Marketing and Administration by Distribution Channel. We have realigned our marketing department, sales organization, supply chain and support functions into sales channel focused teams to better serve our diverse customer needs. We believe that our sales to under-penetrated channels should increase as our dedicated teams focus on implementing channel-specific marketing strategies, sales promotions and customer service initiatives.

     Launched New Sales and Marketing Programs. We have developed and continue to implement broad new marketing initiatives. These include:

     o launching our first major national advertising campaign for our full line of alkaline batteries

     o launching a new and improved alkaline product line under the MAXIMUM[TM] sub-brand

     o redesigning all product graphics and launching innovative new value packaging

     o expanding our existing advertising contract with basketball superstar Michael Jordan

     Restructured Our Operations. In March 1998, we announced a second restructuring for our domestic and international operations. These plans are designed to maximize our production and capacity efficiencies, reduce fixed costs, upgrade existing technology and equipment, and improve customer service. Major elements of this restructuring include:

     o consolidating our packaging operations at our Madison, Wisconsin plant

     o outsourcing the manufacturing of heavy duty batteries

     o closing our Appleton, Wisconsin plant and relocating the affected manufacturing operations for lithium batteries to our Portage, Wisconsin facility

     o closing our Newton Aycliffe, United Kingdom packaging and distribution facility

     We currently expect to have this restructuring completed in early 1999. We also expect that, after full implementation of this restructuring, we will achieve approximately $5.0 million of annual aggregate cost savings. We believe that our current manufacturing capacity remains sufficient to meet our anticipated production requirements for the foreseeable future.

     Strengthened Our Senior Management Team. In addition to Mr. Jones, we have recruited experienced senior managers to fill key positions. These new members of our senior management together have over 75 years of experience in the consumer products industry. In addition, to maintain continuity and retain significant battery industry experience, our current management team includes several key members who worked with us prior to our 1996 recapitalization.

     Reorganized Our Information Systems. We have established a Year 2000 project designed to remediate the impact of the Year 2000 issue on our hardware and software systems as well as other business processes. Core information technology systems for North America are being replaced by an integrated information system purchased from SAP that is Year 2000 compliant. The system is being implemented primarily to achieve operational efficiencies and, in addition, address Year 2000 issues. The SAP software has been configured and will be gradually tested and implemented by the fall of 1999. Our core technology systems for European operations are being modified with final testing scheduled for December 1998.


Our Growth Strategy

     We believe that we have significant growth opportunities in our businesses. We have developed strategies to increase our sales, profits and market share. Key elements of our growth strategy are:

     Continue to Reinvigorate the Rayovac Brand Name. We are committed to continuing to reinvigorate the Rayovac brand name. Our marketing and advertising initiatives are designed to increase consumer awareness of the Rayovac brand and to increase retail sales. These initiatives have increased domestic awareness of the Rayovac brand to over 80%, with a 20% increase in quality and performance perceptions over the last year. In addition, through a third party, we are beginning efforts to license the Rayovac brand name for products that have potential for high consumer awareness.

     Emphasize Our Value Brand Position. We believe that we are uniquely positioned in the general battery market as the value brand in an industry in which the leading three brands account for approximately 90% of sales. We position our products to appeal to the large segment of the population that desire value brand products that are substantially equivalent in quality and performance to the products of our major competitors.

     Expand Retail Distribution. We believe that our value brand positioning and innovative merchandising program also make us an attractive supplier to other retail channels. Accordingly, we have expanded our traditional focus on mass merchandisers to include other retail channels. These other retail channels represented an additional $2.0 billion of annual industry sales or 72% of the general battery market. We have reorganized our marketing, sales and sales representative organizations by retail channel in order to increase our market share. In September 1996, our products were sold in 36,000 stores. As of September 1998, we increased the number of stores selling our products to 63,000.

     Further Capitalize on Worldwide Leadership in Hearing Aid Batteries. We seek to increase our worldwide market share in the hearing aid battery segment
(1) by capitalizing on our leading technology and dedicated sales and marketing organizations and (2) through strategic acquisitions, such as the acquisitions of Brisco and the battery distribution business of Best Labs. In 1998, we increased our worldwide unit market share of hearing aid batteries to 56% from 50%.

     Develop New Markets. We intend to continue to expand our business into new markets for batteries and related products both domestically and internationally by developing new products internally or through selective acquisitions. Recently, we entered into an agreement to acquire 99.6% of the outstanding common stock of ROV Limited, a marketer and manufacturer of a line of general batteries under the Rayovac name in many Latin American countries, other than Brazil. ROV Limited believes it has leading market positions for heavy duty batteries in the Dominican Republic and Venezuela, as well as certain other parts of Central America. However, it has only minimal alkaline battery sales. We will seek a share of the growing market for alkaline products in markets served by ROV Limited by combining our expertise in alkaline batteries with ROV Limited's broad distribution network. See the "Our Acquisition of ROV Limited" section of this prospectus. In addition, in conjunction with the acquisition of Direct Power Plus' retail business earlier this year, we entered into the $1 billion rechargeable batteries market for cellular and cordless telephones and video camcorders.

     Introduce New Niche Products. We have developed leading positions in several important niche markets. These include the markets for lantern batteries and lithium coin cells. We intend to continue to selectively pursue opportunities to exploit under-served niche markets and to enter high-growth specialty battery markets.

     Reposition the Renewal Rechargeable Alkaline Battery. Our Renewal rechargeable battery is the only rechargeable alkaline battery in the U.S. market. For fiscal 1998, it commanded a 69% market share of the domestic rechargeable household battery market through mass merchandisers and food and drug stores. To increase our market share for this product and the overall demand for our rechargeable batteries, we have focused our sales efforts for Renewal products on distribution channels that we believe are better suited to Renewal, such as electronics specialty stores. During 1998, we began shipping Renewal products to Radio Shack and also launched the sale of our Renewal battery systems in Europe.


Our Acquisition of ROV Limited

     On December 23, 1998, we entered into a Stock Purchase Agreement under which we agreed to acquire 99.6% of the outstanding common stock of ROV Limited for a purchase price of approximately $120 million. We have initiated discussions to acquire from a ROV Limited distributor the remaining 0.4% of ROV Limited's outstanding common stock, together with minority interests held by this distributor in certain of ROV Limited's subsidiaries. We intend to use the net proceeds raised from our sale of common stock in this offering, together with additional borrowings, to finance our acquisition of ROV Limited.

     ROV Limited, headquartered in Miami, Florida, believes it is a leading marketer and manufacturer of a line of batteries, including general purpose and heavy duty batteries, in many Latin American countries other than Brazil. ROV Limited also believes that it has a leading share of heavy duty battery sales in the Dominican Republic and Venezuela, as well as parts of Central America, including Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua.

     ROV Limited was founded in 1982 as a spin-off of certain of the international operations of Rayovac Corporation, which was then owned by Inco, a Canadian conglomerate. Rayovac had begun conducting these international operations immediately following World War II and in the ensuing years had established manufacturing and/or distribution activities in Central and South America, the Caribbean, Africa, the Middle East and Asia. ROV Limited has held a license to use the Rayovac brand name and trademarks since it was founded. During its 16-year history, ROV Limited has established a significant presence in its markets as the value brand, similar to Rayovac's presence as the value brand in the U.S. general battery market. ROV Limited has an extensive network of distribution and production facilities in Central America, the Dominican Republic, Mexico, and Venezuela. It also distributes and markets batteries to other countries in South America, the Middle East and Africa. ROV Limited had sales of approximately $84 million in calendar 1997.

     While ROV Limited believes that it has leading market positions for heavy duty batteries in most of its markets, it has minimal alkaline battery sales. With our acquisition of ROV Limited, we will seek a share of the growing market for alkaline products in markets served by ROV Limited by combining our expertise in alkaline batteries with ROV Limited's broad distribution network. Completion of this acquisition also will allow us (1) to control the Rayovac brand name for use worldwide, except in Brazil, where another party controls the Rayovac name and (2) to use ROV Limited's distribution network to distribute other Rayovac products in ROV Limited's existing markets and as a platform for further international expansion.

     Our purchase of ROV Limited depends upon the satisfaction or waiver of certain conditions, including due diligence and lender and other consents. We expect to complete our purchase of ROV Limited in February 1999. However, this offering is not conditioned upon completion of this purchase.


Other Recent Developments

     New Advertising and Promotional Campaign. To continue to increase brand awareness and to reinforce our value brand image, in October 1998, we launched a new $30 million advertising and promotional campaign starring basketball superstar Michael Jordan. This campaign features four new television commercials, a new print ad and new point-of-purchase support material, utilizing Michael Jordan.

     Expansion into China. In 1998, we entered the Chinese battery market, the world's largest consumer market, with a line of alkaline batteries. We controlled the launch of our batteries into this market by using well established battery distributors, backed by television commercials and battery graphics featuring Michael Jordan.

     Strategic Alliance with 1-800-Batteries. To significantly increase our direct reach to customers and retailers, we recently formed a strategic alliance with 1-800-Batteries, the world's leading Internet and direct to consumer rechargeable battery marketer. In connection with this strategic alliance, we recently began installing state-of-the-art telephone hotline ordering systems in key retailers across the country. When consumers cannot find the batteries and accessories they need in a store, particularly batteries for cellular and cordless telephones, they can use this in-store system to order any Rayovac rechargeable batteries or other products for next day home delivery upon payment by credit card.

     Licensing of Rayovac Brand. To enhance and broaden Rayovac brand awareness, we recently hired Marathon Projects Ltd. as exclusive agent to license the Rayovac brand name in the United States, Canada, and Puerto Rico for use on products that have potential for high consumer awareness. Our two-year agreement with Marathon Projects provides that we approve all licensees and set quality standards for all licensed products.

     New Board Members. We have added two new board members with experience in consumer products. John Lupo currently is Executive Vice President of Sales and Marketing for Bassett Furniture Inc. He previously held numerous executive positions at Wal-Mart and has extensive retail merchandising background. Joseph Deering currently is President of the food equipment group of PreMark International Incorporated, a manufacturer and distributor of food service equipment. He has extensive experience in manufacturing and brand marketing.

                                 The Offerings



Common stock offered:

 By Rayovac

    U.S. offering ..............................   3,200,000 shares

    International offering .....................     800,000 shares
                                                   ----------------
      Total ....................................   4,000,000 shares

 By the selling shareholders

    U.S. offering ..............................   1,600,000 shares

    International offering .....................     400,000 shares
                                                   ----------------
      Total ....................................   2,000,000 shares

Shares outstanding after the offerings .........   31,480,271 shares(1)

Use of proceeds ................................   We will use the net proceeds of our sale of common stock in these offerings for future acquisitions. If the ROV Limited acquisition is closed, we will use these net proceeds,
                                                   together with additional borrowings, to finance this
                                                   acquisition. Our acquisition of ROV Limited is subject to
                                                   certain conditions and is expected to close in February 1999.
                                                   If the acquisition of ROV Limited does not close, pending
                                                   use for other acquisitions, we will use these net proceeds to repay outstanding indebtedness under our revolving credit
                                                   facility, with the balance being invested in interest bearing securities. The closing of these offerings will occur before and is not conditioned on our acquisition of ROV Limited.
                                                   See the "Business--Our Acquisition of ROV Limited"
                                                   section of this prospectus.

                                                   We will not receive any proceeds from the sale of common
                                                   stock in these offerings by the selling shareholders.

New York Stock Exchange symbol .................   "ROV"

----------------
(1) Excludes 5,199,795 shares of our common stock that we have reserved for sale or issuance under our employee and director benefit plans. Of the shares so reserved, we have granted options to purchase 2,724,598 shares, and 2,475,197 shares remain available for issuance or sale.

                               ----------------

     Our principal executive offices are located at 601 Rayovac Drive, Madison, Wisconsin 53711-2497, and our telephone number is (608) 275-3340.

                             Industry Market Data

     We are providing external market information in this prospectus, based on data licensed from A.C. Nielsen. Our two primary sources of market data are Nielsen Scanner Data, which is obtained from checkout scanners in selected food stores, drug stores and mass merchandisers, and Nielsen Consumer Panel Data, which is obtained from a group of representative households selected by A.C. Nielsen equipped with in-home scanners. Except as set forth below, we have based our specific market share references on Nielsen Scanner Data. Our specific hearing aid battery market share references are obtained from Nielsen Scanner Data, as supplemented by National Family Opinion Purchase Diary Data. Information in this prospectus regarding the size, in terms of both dollars and unit sales, of the total U.S. retail battery market is based upon Nielsen Scanner Data, as supplemented by Nielsen Consumer Panel Data. We have derived worldwide hearing aid market data and specialty battery market share data based on data from these sources, together with information relating to our sales of hearing aid batteries in Europe, our estimates of manufacturers' production levels of hearing aid products or other devices which utilize specialty batteries and market price data.

     We have obtained the other industry data we use in this prospectus from a variety of industry surveys, including surveys forming a part of primary research studies that we have conducted, and publications. We have not independently verified this data. We believe that information contained in these industry surveys and publications has been obtained from reliable sources, but we cannot assure you that the information is accurate and complete.

     Unless otherwise indicated, all market share estimates (1) are our estimates based on these sources of market data, (2) are for the U.S. market and (3) reflect units sold.


                                 Risk Factors

     Before investing in our common stock, you should carefully consider the risk factors set forth in the "Risk Factors" section of this prospectus and the other information included in this prospectus and in the documents we incorporate by reference into this prospectus. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions in the "Where You Can Find More Information" section of this prospectus.


                          Forward-Looking Statements

     We make "forward-looking statements" throughout this prospectus and in the documents we incorporate by reference into this prospectus. We have based these statements on our current expectations about future events. Although we believe that our expectations reflected in or suggested by our forward-looking statements are reasonable, we cannot assure you that these expectations will be achieved. Our actual results may differ materially from what we currently expect. Important factors which could cause our actual results to differ materially from the forward-looking statements in this prospectus or in the documents that we incorporate by reference into this prospectus are set forth in the "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus, and elsewhere in this prospectus and in the documents that we incorporate by reference into this prospectus. In particular, the following headings in the "Risk Factors" section of this prospectus contain information relevant to our forward-looking statements:

     o Very Competitive Business

     o Dependence on Key Customers

     o Challenges of Business Integration of the Planned Acquisition of ROV Limited

     o Challenges of Future Acquisitions

     o Environmental Matters

     o Substantial Indebtedness

     o Continuously Evolving Battery Technology

     o Foreign Sales and Exchange Rate Fluctuations

     o Dependence on Zinc

     o Limited Intellectual Property Protection

     o Seasonal Product Sales

     o Control by Existing Shareholders

     o Shares Eligible for Future Sales; Potential for Adverse Effect on Stock Price; Registration Rights

     o Anti-Takeover and Other Provisions of Wisconsin Law

     o Risks Associated with Year 2000

     You should read this prospectus and the documents that we incorporate by reference into this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even though our situation will change in the future. All written or oral forward-looking statements attributable to us are expressly qualified by these cautionary statements.

                          Our Summary Financial Data

     The following summary historical financial data of Rayovac for the fiscal year ended June 30, 1996, the three-month transition period ended September 30, 1996 and the fiscal year ended September 30, 1997 and as of and for the fiscal year ended September 30, 1998 is derived from our audited consolidated financial statements, included elsewhere in this prospectus. Our summary historical financial data as of and for the twelve months ended September 30, 1996 is derived from our unaudited consolidated financial statements, which are not included or incorporated by reference in this prospectus, and, in the opinion of management, includes all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of financial position and results of operations as of the date and for the period indicated. The following summary of our historical financial data for each of the fiscal years ended June 30, 1994 and June 30, 1995 is derived from our audited consolidated financial statements which are not included or incorporated by reference in this prospectus. All of the following summary financial data should be read in conjunction with our consolidated financial statements, the information contained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus, and similar sections in the documents that we incorporate by reference into this prospectus.



                                                                           Transition        Twelve
                                                                             Period          Months
                                                                             Ended           Ended         Fiscal Year Ended
                                        Fiscal Year Ended June 30,       September 30,   September 30,       September 30,
                                    ----------------------------------- --------------- --------------- -----------------------
                                        1994        1995        1996          1996            1996          1997        1998
                                    ----------- ----------- ----------- --------------- --------------- ----------- -----------
                                                                         (In millions)
Statement of Operations Data:
 Net sales ........................  $ 403.7       $415.2      $423.4        $101.9          $417.9        $432.6      $495.7
 Gross profit .....................    168.8        178.1       184.0          42.6           180.0         198.0       237.7
 Income (loss) from operations
   (1) (2) (3) (4) ................     10.9         31.5        30.3         (23.7)           (1.4)         34.5        40.5
 Interest expense .................      7.7          8.6         8.4           4.4            10.5          24.5        15.7
 Net income (loss) (5) ............      4.4         16.4        14.3         (20.9)          (10.2)          6.2        14.4
Other Financial Data:
 Depreciation .....................  $  10.3       $ 11.0      $ 11.9        $  3.3          $ 12.1        $ 11.3      $ 10.9
 Capital expenditures .............     12.5         16.9         6.6           1.2             8.4          10.9        15.9
 Cash flows from operating
   activities .....................    (18.7)        35.5        17.8          (1.1)           26.0          35.7        (1.5)
 Cash flows from investing
   activities .....................    (12.4)       (16.8)       (6.3)          0.0            (7.3)        (10.8)      (23.4)
 Cash flows from financing
   activities .....................     30.8        (18.3)      (12.0)          3.2           (16.8)        (28.0)       25.4
 Income from operations before
   non-recurring charges (4) ......     21.9         31.5        30.3           4.7            27.0          37.5        46.7
 EBITDA (6) .......................     21.2         41.3        42.2         (20.4)           10.7          45.8        52.9


                                September 30, 1998
                                ------------------
Balance Sheet Data:               (In millions)
Working capital ..............       $  81.6
Total assets .................         286.3
Total debt ...................         152.3
Shareholders' equity .........          21.9

                                                   (footnotes on following page)

----------------

(1) During the transition period, we recorded charges of $12.3 million directly related to our 1996 recapitalization and other special charges of $16.1 million. See the "Recapitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus.

(2) In fiscal 1997, we recorded other special charges of $5.9 million. The special charges included organizational restructuring in the United States, discontinuation of certain manufacturing operations at our Newton Aycliffe, United Kingdom facility and discontinuation of operations at our facility in Kinston, North Carolina. Theses charges were offset by a special credit of $2.9 million related to the curtailment of our defined benefit pension plan for domestic non-union employees.

(3) In fiscal 1998, we recorded net special charges of $6.2 million. These included (a) $2.0 million of costs to consolidate domestic battery packaging operations and outsource our manufacture of heavy duty batteries, (b) $2.2 million of costs to close our Appleton, Wisconsin manufacturing plant and consolidate its operations into our Portage, Wisconsin manufacturing plant, (c) $5.3 million of costs to close our Newton Aycliffe, United Kingdom facility, phase out direct distribution in the United Kingdom and close one of our German sales offices, (d) a $2.4 million gain on the sale of our previously closed Kinston, North Carolina facility, (e) $1.2 million of income related to the settlement of deferred compensation agreements with certain former employees, (f) $0.8 million of costs associated with the secondary offering of our common stock which was completed in June 1998 and (g) miscellaneous credits of $0.4 million.

(4) Income (loss) from operations includes expenses we incurred during the Fennimore expansion and our 1996 recapitalization, and other special charges in our fiscal 1994, the transition period ended September 30, 1996, and our fiscal 1997 and 1998. Income from operations before these non-recurring charges was as follows:



                                                                           Transition        Twelve
                                                                             Period          Months
                                                                             Ended           Ended        Fiscal Year Ended
                                          Fiscal Year Ended June 30,     September 30,   September 30,      September 30,
                                       -------------------------------- --------------- --------------- ---------------------
                                          1994       1995       1996          1996            1996         1997       1998
                                       ---------- ---------- ---------- --------------- --------------- ---------- ----------
                                                                           (In millions)
Income (loss) from operations ........  $10.9       $31.5       $30.3       $(23.7)         $(1.4)        $34.5      $40.5
Fennimore expansion ..................    9.5          --          --           --             --            --         --
Recapitalization and other special
 charges .............................    1.5          --          --         28.4           28.4           3.0        6.2
                                        -----       -----       -----       ------          -----         -----      -----
Income from operations before
 non-recurring charges ...............  $21.9       $31.5       $30.3       $  4.7          $27.0         $37.5      $46.7
                                        =====       =====       =====       ======          =====         =====      =====

(5) In our 1996 recapitalization we repaid certain outstanding indebtedness, including prepayment fees and penalties. These prepayment fees and penalties of $2.4 million, net of an income tax benefit of $0.8 million, have been recorded as an extraordinary item in our consolidated statement of operations for the three-month transition period and the twelve months ended September 30, 1996. In fiscal 1998, we recorded an extraordinary expense of $2.0 million, net of income taxes, for the premium we paid to repurchase or redeem $35 million principal amount of our outstanding 10-1/4% Series B Senior Subordinated Notes using the proceeds of our initial public equity offering completed in November 1997.






                                         (footnotes continued on following page)

(6) EBITDA represents our income from operations plus depreciation and amortization, excluding amortization of debt issuance costs. It also reflects an adjustment of income from operations to eliminate the establishment and subsequent reversal of two reserves. These include a $0.7 million reserve that we established in fiscal 1993 and reversed in fiscal 1995, and a $0.5 million reserve that we established in fiscal 1992 and reversed in fiscal 1995. We believe that EBITDA and related measures are commonly used by certain investors and analysts to analyze and compare, and provide useful information regarding, our ability to service our indebtedness. However, the following factors should be considered in evaluating such measures: EBITDA and related measures (a) should not be considered in isolation, (b) are not measures of performance calculated in accordance with generally accepted accounting principles, (c) should not be construed as alternatives or substitutes for income from operations, net income or cash flows from operating activities in analyzing our operating performance, financial position or cash flows (in each case, as determined in accordance with generally accepted accounting principles) and (d) should not be used as indicators of our operating performance or measures of our liquidity. Additionally, because not all companies calculate EBITDA and related measures in a uniform fashion, the calculations presented in this prospectus may not be comparable to other similarly titled measures of other companies.

    EBITDA includes expenses incurred during the Fennimore expansion and our 1996 recapitalization and other special charges in fiscal 1994, the transition period ended September 30, 1996, fiscal 1997 and fiscal 1998. EBITDA before these non-recurring charges was as follows:



                                                                       Transition        Twelve
                                                                         Period          Months
                                                                         Ended           Ended        Fiscal Year Ended
                                      Fiscal Year Ended June 30,     September 30,   September 30,      September 30,
                                   -------------------------------- --------------- --------------- ---------------------
                                      1994       1995       1996          1996            1996         1997       1998
                                   ---------- ---------- ---------- --------------- --------------- ---------- ----------
                                                                     (In millions)
EBITDA ...........................    $21.2     $41.3       $42.2       $(20.4)          $10.7        $45.8      $52.9
Fennimore expansion ..............      9.5        --          --           --              --           --         --
Recapitalization and other special
 charges .........................      1.5        --          --         28.4            28.4          3.0        6.2
                                      -----     -----       -----       ------           -----        -----      -----
EBITDA before non-recurring
 charges .........................    $32.2     $41.3       $42.2       $  8.0           $39.1        $48.8      $59.1
                                      =====     =====       =====       ======           =====        =====      =====

                                 RISK FACTORS

     An investment in Rayovac common stock involves a high degree of risk. In addition to the other information contained or incorporated by reference in this prospectus, you should carefully consider the following risk factors in deciding whether to invest in Rayovac common stock. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions in the "Where You Can Find More Information" section of this prospectus.

     This prospectus contains and incorporates by reference forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations that involve a number of uncertainties, including those set forth in the risk factors below. Actual results could differ materially from those projected in the forward-looking statements.


Very Competitive Business

     The markets in which we participate are very competitive. Firms compete based upon brand name recognition, perceived quality, price, performance, product packaging and design innovation, as well as creative marketing, promotion and distribution strategies. In the U.S. battery markets, we compete primarily with two well established companies: Duracell International Inc., a subsidiary of The Gillette Company, and Eveready Battery Company, Inc., a subsidiary of Ralston Purina Company and producer of Energizer brand batteries. Both of these competitors have substantially greater financial and other resources and greater overall market share than we do. In addition, we believe that in some key product lines both of these competitors may have lower production costs and higher profit margins than we have. We compete with these competitors for the limited shelf space that retailers allot to battery products and for the promotional efforts of retailers.

     In February 1998, Duracell announced the introduction of a new line of alkaline batteries under the name Duracell Ultra in the AA and AAA size category. Duracell markets this line as providing increased performance in certain high drain battery-powered devices, including cellular phones, digital cameras and palm-sized computers. Duracell began shipping this new line of alkaline battery to retailers in May 1998. In May 1998, Eveready announced the introduction of Energizer Advanced Formula alkaline batteries, available in all cell sizes. Eveready claims that these products will provide superior performance in high drain battery-powered devices and improved performance in all other device categories. The Energizer Advanced Formula alkaline batteries were first available in the summer of 1998. We cannot assure you that competition from these new alkaline battery lines will not reduce purchases of our products by consumers or certain of our key customers. If purchases of our products decline, it could have a material adverse effect on us.

     To date, foreign battery manufacturers historically have not been successful in penetrating the U.S. retail market to any significant extent. However, these manufacturers have attempted and may continue to attempt to establish a significant presence in the U.S. battery market. We cannot assure you that these attempts will not be successful in the future or that we will be able to compete effectively with current or prospective participants in the U.S. battery industry.

     The battery-powered lighting device industry also is highly competitive. It includes a greater number of competitors than the U.S. battery industry. Some competitors in this industry also have greater financial and other resources than we have.


Dependence on Key Customers

     Wal-Mart Stores, Inc., our largest retailer customer, accounted for 19% of our net sales in fiscal 1998. In addition, our three largest retailer customers, including Wal-Mart, together accounted for 28% of our net sales in fiscal 1998. We do not have long-term agreements with any of our major customers. Our sales to these and other customers generally are made through the use of individual purchase orders, consistent with industry practice. We cannot assure you that purchases by any of our three largest retailer customers will not be significantly reduced. If they are, it could have a material adverse effect on us.

Challenges of Business Integration of the Planned Acquisition of ROV Limited

     To achieve the benefits of our planned acquisition of ROV Limited, we will need to:

     o expand our product lines into ROV Limited's markets

     o expand into other developing markets in Latin America and other countries

     o coordinate our and ROV Limited's administrative, sales and marketing organizations

     o implement appropriate operations, financial and management systems and controls

     Integrating these businesses may result in unforeseen operating difficulties and may require substantial attention from members of our senior management. We cannot assure you that we will be able to integrate successfully the operations of ROV Limited with our existing businesses. In addition, a significant portion of ROV Limited's sales are in developing markets and accordingly are subject to significant fluctuations as a result of changing economic conditions. The economic conditions in certain of these developing markets have been declining recently. We cannot assure you that the economic conditions in the developing markets in which ROV Limited carries on business will not decline further in the future.


Challenges of Future Acquisitions

     In furtherance of our growth strategy, we intend to pursue increased market penetration through strategic acquisitions. Those acquisitions could be of significant size and involve either domestic or international parties. To acquire and integrate a separate organization would require that management attention be diverted from other business activities. This diversion, together with other difficulties we may encounter in integrating an acquired business, could have a material adverse effect on us. We cannot assure you that we will identify suitable acquisition candidates, that acquisitions will be completed on acceptable terms or that we will be able to integrate successfully into our existing business the operations of any acquired business.

     In addition, we may borrow money to finance acquisitions. Such funds might not be available on terms as favorable to us as our current borrowing terms and will increase our leveraged position. Future acquisitions using equity may be dilutive to shareholders. See the "Risk Factors--Substantial Indebtedness" section of this prospectus.


Environmental Matters

     Because of the nature of our operations, our facilities are subject to a broad range of federal, state, local and foreign laws and regulations relating to the environment. These include laws and regulations that govern:

     o discharges to the air, water and land

     o the handling and disposal of solid and hazardous substances and wastes

     o remediation of contamination associated with release of hazardous substances at our facilities and at off-site disposal locations

     Risk of environmental liability is inherent in our business. As a result, we cannot assure you that material environmental costs will not arise in the future. In particular, we might incur capital and other costs to comply with increasingly stringent environmental laws and enforcement policies. Based on currently available information, we believe that we are substantially in compliance with applicable environmental regulations at our facilities. However, we cannot assure you of our compliance with these laws and regulations in the future. While we believe that compliance with the environmental laws and regulations to which we are subject will not have a material effect upon us, we cannot assure you that it will not.

     We have applied to the Tennessee Department of Environment and Conservation for participation in TDEC's Voluntary Cleanup Oversight and Assistance Program with respect to our former manganese processing facility in Covington, Tennessee. If we enter into a consent order with the TDEC, we will conduct a site investigation to determine the extent of the cleanup required at the Covington facility. We cannot assure you, however, that our participation in this program will preclude this site from being added to the federal National Priorities List as a Superfund site. The investigation and remediation of federal Superfund sites are subject to extensive and stringent procedural requirements that can significantly increase the expense of responding to contamination at any given site. There can also be a stigma associated with being identified as a Superfund site. Groundwater monitoring at the site conducted during maintenance of solid waste lagoons on the site after closure of our facility, and recent groundwater testing beneath former process areas on the Covington site indicate that there are elevated levels of certain inorganic contaminants in the groundwater underneath the site. The inorganic contaminants include but are not limited to manganese. To date, we have completed closure of these lagoons and remediation of a stream that borders the site. We cannot predict the outcome of our investigation of the site.

     We have been and are subject to several proceedings related to our disposal of industrial and hazardous material at off-site disposal locations. These proceedings are under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws that hold persons who "arranged for" the disposal or treatment of such substances strictly liable for costs incurred in responding to the release or threatened release of hazardous substances from such sites, regardless of fault or the lawfulness of the original disposal. Liability under CERCLA is typically joint and several, meaning that a liable party may be responsible for all of the costs incurred in investigating and remediating contamination at a site. As a practical matter, liability at CERCLA sites is shared by all of the viable responsible parties. Except for the Velsicol Chemical and Morton International proceedings described below, we do not believe that any of our pending CERCLA or similar state matters, either individually or in the aggregate, will have a material impact on us. We do not have sufficient information at this time to make a judgment about the impact on us of the Velsicol Chemical and Morton International proceedings.

     We have been named as a defendant in two lawsuits in connection with a Superfund site located in Bergen County, New Jersey (Velsicol Chemical Corporation, et al. v. A.E. Staley Manufacturing Company, et al., and Morton International, Inc. v. A.E. Staley Manufacturing Company, et al., United States District Court for the District of New Jersey, both filed July 29, 1996). These lawsuits involve contamination at a former mercury processing facility and the watershed of a nearby creek. Approximately 100 defendants were originally named in these lawsuits. As a result of settlements with smaller contributors, about 50 defendants remain in the actions. The cost to remediate the Bergen County site has not been determined, and we cannot predict the outcome of these proceedings.

     We may be named as a potentially responsible party at additional sites in the future, and the costs associated with these additional sites may be material. In addition, certain of our battery manufacturing facilities have been operating for decades. Over such time, we and other prior operators of such facilities have generated and disposed of wastes such as manganese, cadmium and mercury, which are or may be considered hazardous. We have not conducted invasive testing to identify all potential environmental liability risks. Given the age of our facilities and the nature of our operations, we cannot assure you that material liabilities will not arise in the future in connection with our current or former facilities. If previously unknown contamination of property underlying or in the vicinity of our manufacturing facilities is discovered, we could be required to incur material unforeseen expenses. If this occurs, it may have a material adverse effect on us.


Substantial Indebtedness

     As of September 30, 1998, we had total indebtedness of $152.3 million and total shareholders' equity of $21.9 million. Subject to the restrictions contained in the Amended and Restated Credit Agreement governing our senior credit facilities and the Indenture governing our outstanding $65 million principal amount of 10-1/4% Series B Senior Subordinated Notes, we may incur additional indebtedness from time to time to finance acquisitions or capital expenditures or for other corporate purposes. We are currently in discussions with a number of potential financing sources to arrange for additional borrowings by us, including borrowings to finance our acquisition of ROV Limited.

     We must dedicate a significant portion of our cash flow from operations to pay principal of, and interest on, our indebtedness. This reduces the amount of funds that we have available for working capital, capital expenditures and other purposes. Our ability to make scheduled payments on our outstanding indebtedness will depend on our future operating performance. This, in turn, will be affected by prevailing economic conditions and financial, competitive, regulatory and similar factors that are beyond our control. Based on our current levels of operations, we believe that our cash flow from operations, together with our external sources of cash, will be adequate to make required payments on our debt, whether at or prior to maturity, finance anticipated capital expenditures and fund working capital requirements. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

     The Amended and Restated Credit Agreement governing our senior credit facilities and the Indenture governing our outstanding Series B Notes impose operational and financial restrictions on us. See the "Description of Certain Indebtedness" section of this prospectus.

     We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Any inability of ours to service our indebtedness or obtain additional financing, as needed, would have a material adverse effect on us. See the "Business--Environmental Matters" section of this prospectus.


Continuously Evolving Battery Technology

     The battery industry generally involves continuously evolving technology. Individual advances typically result in modest increases in product life.

     We cannot assure you that, as existing battery products and technologies improve and new, more advanced products and technologies are introduced, our products will be able to compete effectively in any of our targeted market segments. If our competitors successfully introduce new and enhanced products and other competing technologies that may outperform our batteries and technological developments or if consumers perceive that our competitors have improved product offerings, we could be materially affected. The fact that our two principal competitors in the general battery market, Duracell and Eveready, have substantially greater resources increases this concern. See the "Risk Factors--Very Competitive Business" section of this prospectus. Similarly, we cannot assure you that our products will maintain the technological advantages that they currently have in certain market segments.

     The general battery industry historically has sustained unit sales growth even as battery life has increased with innovation. This is largely due to an increase in the use of and the number of applications for batteries. We cannot assure you that continued enhancements of battery performance, including rechargeable battery performance, will not have an adverse effect on our unit sales.


Foreign Sales and Exchange Rate Fluctuations

     Our foreign sales and certain of our expenses are transacted in foreign currencies. In fiscal 1998, approximately 17% of our revenues and 18% of our expenses were denominated in currencies other than U.S. dollars. We expect that the amount of our revenues and expenses transacted in foreign currencies will substantially increase after we acquire ROV Limited. Our international operations, and exports and imports to and from foreign markets, are subject to a number of special risks. These risks include, but are not limited to, risks with respect to:

     o changes in currency exchange rates

     o economic and political destabilization

     o restrictive actions by foreign governments (e.g., duties and quotas and restrictions on transfer of funds)

     o changes in U.S. and foreign laws regarding trade and investment

     o changes in the economic conditions in these markets

     o difficulty in obtaining distribution and support

     Significant increases in the value of the U.S. dollar in relation to certain foreign currencies could have a material adverse effect on us. While we generally hedge a portion of our foreign currency exposure, we are still vulnerable to the effects of currency exchange rate fluctuations. For a description of our operations in different geographic areas, including our sales, revenue, profit or loss and identifiable assets attributable to each of our geographic areas, see Note 13 to our consolidated financial statements.

Dependence on Zinc

     Zinc is the principal raw material we use to produce our battery products. We expect to spend approximately $5.7 million for zinc in fiscal 1999. Prices for zinc are subject to market forces beyond our control. We regularly engage in forward purchase and hedging transactions to effectively manage (1) our anticipated production requirements for the next six to twelve months, (2) our raw material costs and (3) our inventory. However, if zinc prices increase and we are unable to pass on to our customers all of the increase, our future profitability may be materially adversely affected. See Note 2(q) to our consolidated financial statements.


Limited Intellectual Property Protection

     To establish and protect our technology and other intellectual property rights, we rely upon a combination of patent, trademark and trade secret laws, together with licenses, confidentiality agreements and other contractual covenants. We cannot assure you that the steps we take to protect our technology and other intellectual property rights will be adequate to prevent misappropriation of our technology or other intellectual property. We also cannot assure you that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. Moreover, the laws of certain foreign countries in which we operate or may operate in the future do not protect intellectual property rights to the same extent as do the laws of the United States.

     Although we believe that our current products do not infringe upon the valid proprietary rights of others, we cannot assure you that third parties will not assert infringement claims against us. In the event of a ruling against us on any such claim, a license or similar agreement may not be available to us on reasonable terms.

     Some of the technology underlying our rechargeable line of alkaline batteries is the subject of a nonexclusive license from a third party. As a result, this technology could be made available to our competitors at any time. If this technology were licensed to a competitor, it could have an adverse effect on us. We do not believe, however, that this effect would be material to us because revenues from sales of our rechargeable alkaline batteries and rechargers accounted for less than 10% of our total revenues in fiscal 1998.

     We do not have any right to the trademark "Rayovac" in Brazil, where the mark is owned by another battery manufacturer. Upon completion of our acquisition of ROV Limited we will control ROV Limited's exclusive, perpetual, royalty-free license to use of the Rayovac trademark on lighting devices and general batteries in a number of countries outside of the United States.


Seasonal Product Sales

     Sales of our products are seasonal. Our highest sales occur during the holiday season in our fiscal quarter ending on or about December 31. During our past three fiscal years, our sales in the quarter ended on or about December 31 have represented an average of 32% of our annual net sales. See the "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonal Product Sales" section of this prospectus.


Control by Existing Shareholders

     As of the date of this prospectus, Thomas H. Lee Equity Fund III, L.P. and other affiliates of Thomas H. Lee Company beneficially own 42.2% of our outstanding common stock. As a result of this stock ownership, Thomas H. Lee Company and its affiliates are able to exercise significant control over Rayovac, including over the election of Rayovac's board of directors. Thomas H. Lee Company and its affiliates also are able to exercise significant control over any Rayovac action that requires shareholder approval, including the adoption of amendments to our articles of incorporation and the approval of mergers or the sale of all or substantially all of our assets. This control will continue after these offerings. Our ability to take some of these actions is limited further by the terms of our outstanding indebtedness. See the "Description of Certain Indebtedness" section of this prospectus.


Shares Eligible for Future Sale; Potential for Adverse Effect on Stock Price; Registration Rights

     Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales may occur, could materially adversely affect the prevailing market price of our common stock.

     Upon completion of these offerings, we will have 31,480,271 shares of common stock outstanding, excluding 2,724,598 shares of our common stock for which we have granted options under our employee and director benefit plans. Of these shares, 7,827,507 shares previously were sold in our initial public offering in November 1997 and 6,371,700 shares previously were sold by certain of our shareholders in the secondary offering in June 1998. Except to the extent that they are held by persons who are our "affiliate" under the Securities Act of 1933, the 14,199,207 shares of our common stock sold in these prior offerings are freely tradable without restriction under the Securities Act of 1933. These shares may however, be subject to restrictions on resale under the lock-up agreements described below.

     In connection with the offerings being made by this prospectus and the related international prospectus, in lock-up agreements entered into with the underwriters, we and certain of our existing shareholders, executive officers and directors have agreed, subject to certain exceptions, not to dispose of any shares of our common stock, without the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, until the 90th day after the date of this prospectus. The shareholders, executive officers and directors who have executed these lock-up agreements hold in aggregate approximately 12.9 million shares of our common stock and include affiliates of Thomas H. Lee Company. Upon expiration of this 90-day lock-up period, substantially all of the shares of our common stock held by persons who entered into these lock-up agreements will be eligible for sale in the public market, subject to compliance with the volume limitations and other restrictions of Rule 144 under the Securities Act of 1933.

     Upon completion of these offerings, without giving effect to the underwriters' over-allotment options, affiliates of Thomas H. Lee Company will hold approximately 10.0 million shares of our common stock. These affiliates of Thomas H. Lee Company and certain of our other shareholders will be entitled to have us register their shares of our common stock under the Securities Act of 1933 as described below.

     Under the terms of a Shareholders' Agreement we entered into with certain of our shareholders, dated as of September 12, 1996, as amended as of August 1, 1997, at any time when affiliates of Thomas H. Lee Company and their permitted transferees own in the aggregate at least 10% of the shares of our common stock that they acquired in our 1996 recapitalization, they have the right to require us to file a registration statement under the Securities Act of 1933 to register the sale of all or any part of their shares of our common stock. They are entitled to demand that we register their shares of common stock on three occasions at our expense, but if Thomas H. Lee Company and its affiliates own at least 10%, but not more than 25%, of the shares that they acquired in our 1996 recapitalization, then we are obligated to effect only one such registration.

     Additionally, affiliates of Thomas H. Lee Company and the other shareholders that are party to the Shareholders' Agreement have the right, subject to certain limitations, to include their shares in certain registered offerings that we initiate. This includes offerings that we initiate for our own account or for the account of other shareholders. In certain circumstances, we may defer these registrations. As well, the underwriters in these offerings have the right, subject to certain limitations, to limit the number of shares included by these shareholders in any registration. In the event that we propose to register the sale of any of our securities under the Securities Act of 1933, we are required to give the affiliates of Thomas H. Lee Company and the other of our shareholders that are party to the Shareholders' Agreement prompt written notice no later than 10 days before the effective date of the registration statement. Subject to the underwriters' right to limit the shares sold by our shareholders in these offerings and certain other limitations, shareholders receiving this notice will have five days to request that we include their shares of common stock in the registration. In general, we are required to bear the expense of all of these registrations, except for transfer taxes.

     The sale of shares held by our shareholders upon the exercise of their registration rights under the Shareholders' Agreement could have an adverse effect on our ability to raise equity capital in the public markets. See the "Shares Eligible for Future Sale" section of this prospectus.

Anti-Takeover and Other Provisions of Wisconsin Law

     The corporation law of the State of Wisconsin and our articles of incorporation and by-laws each contain certain provisions which may, in effect, discourage, delay or prevent a change of control of Rayovac or unsolicited acquisition proposals from taking place. In certain circumstances under provisions of Wisconsin law, shareholders may be liable for unpaid wages of Rayovac employees.


Risks Associated With Year 2000

     We have established a Year 2000 project designed to remediate the impact of the Year 2000 issue on our hardware and software systems, as well as our other business processes.

     Project. Our Year 2000 project addresses four major areas: (1) core information technology business systems, including hardware and application software, (2) other information technology infrastructure systems, including hardware and application software, (3) non-information technology systems, including facilities, production, research and development, and special purpose computer systems and (4) external providers of materials or services.

     The project involves (1) inventories of systems or services, (2) evaluation of compliance, (3) prioritization of non-compliant systems or services and (4) remediation and testing involving repair or replacement of non-compliant systems or services.

     State of Readiness. Our legacy core information technology business systems are generally not Year 2000 compliant and would require substantial resources to make them so. Our core information technology systems for North America are being replaced by an integrated information system purchased from SAP that is Year 2000 compliant. This system is being implemented primarily to achieve operational efficiencies and, in addition, address Year 2000 issues. The compliant hardware necessary to operate SAP was installed in January 1998. The SAP software has been configured and will be gradually tested and implemented by the fall of 1999. The process is being assisted by consulting services from SAP personnel. Core information technology systems for European operations are being modified with final testing scheduled for December 1998.

     Other information technology infrastructure systems running support functions are generally current, although certain software applications will require upgrading or replacement. Hardware for such systems is normally leased with all existing leases of potentially non-compliant equipment expiring on or before September 1999. Compliant replacements are being obtained as the leases expire. Software for such systems is being inventoried and evaluated by third party specialists. This inventory and evaluation process is expected to be complete by February 1999 with remediation expected by mid-1999.

     Non-information technology systems, such as systems to manage buildings (heating/cooling, security, etc.), manufacturing systems (equipment involved directly in the manufacture of products) and research and development systems (prototype production, etc.) are generally not materially affected by the Year 2000 issue. Some support systems (i.e. equipment involved indirectly in the manufacture of products (monitoring, testing, etc.)) require remediation. Our non-information technology systems were inventoried and evaluated as of September 1998. Remediation of non-compliant systems is occurring with the assistance of an outside consultant. Key systems are expected to be compliant by March 1999, with other systems compliant by mid-1999. We currently expect to identify the state of Year 2000 compliance of all key suppliers by mid-1999. At that time, we will seek to replace any key non-compliant suppliers with alternate Year 2000 compliant suppliers.

     Products manufactured and distributed by us do not utilize programmable logic to function and thus are not affected by the Year 2000 issue.

     Costs to Address Year 2000 Issues. We expect that the costs to address the Year 2000 issue will not be material to us.

     Risk of Year 2000 Issues. The timing of a Year 2000-related disruption would coincide with a seasonal low in our business cycle and thus have less impact on the business than it otherwise would during other parts of the cycle. We estimate the reasonably likely worst case Year 2000 scenarios as follows:

   Scenario 1.  A portion of our non-core information technology systems experiences temporary disruption. This disruption is not expected to have a material impact on our ability to function.

   Scenario 2.  A portion of our manufacturing operations experiences temporary disruption. This disruption is not expected to have a material impact on our ability to function.

   Scenario 3.  A portion of our customer base experiences disruption. This disruption could result in a reduction in sales; however, this reduction is not readily quantifiable.

   Scenario 4.  A portion of our supplier base experiences disruption.

     Contingency Plans. Although we have not yet developed a contingency plan for each of the scenarios we note above, we would respond to these scenarios above as follows:

  Scenarios 1. and 3. A contingency plan will be developed if the perceived risk increases.

  Scenario  2. We expect that normal safety stock levels would cover this scenario. We will determine the appropriate level based on business conditions and perceived risk.

  Scenario  4. Unrelated to Year 2000, we maintain alternate suppliers in the event of disruption of supply of a material or resource. We expect that we could source the material or resource from one or more alternate suppliers until the normal supplier is back on-line.

     Although we believe that, as a result of our preparations, we will be Year 2000 compliant by December 31, 1999, there can be no assurance that we will successfully achieve such compliance. If we are not Year 2000 compliant on December 31, 1999, it could have a material adverse effect on us.


                             OUR RECAPITALIZATION

     On September 12, 1996, Rayovac, all of our shareholders, and certain affiliates of Thomas H. Lee Company completed a recapitalization. In this recapitalization the following events took place:

   (1) We entered into a $170.0 million senior credit facility under which we borrowed $131.0 million at the closing of our 1996 recapitalization.

   (2) We borrowed $100.0 million in bridge notes financing.

   (3) We redeemed a portion of the shares of our common stock held by Thomas F. Pyle, Jr., our former President and Chief Executive Officer.

   (4) Certain affiliates of Thomas H. Lee Company purchased for cash shares of our common stock that were owned by certain of our current and former directors and managers and the Thomas Pyle and Judith Pyle Charitable Remainder Trust. These purchases resulted in a change of control of Rayovac.

   (5) We later repaid the bridge notes with the proceeds of the sale of $100.0 million principal amount of 10-1/4% Senior Subordinated Notes due 2006.

                                USE OF PROCEEDS

     We estimate the net proceeds of our sale of common stock in these
offerings will be approximately $    million, after deducting discounts and
expenses. We will use the net proceeds of these offerings for future acquisitions. If the ROV Limited acquisition is closed, we will use the net proceeds, together with additional borrowings, to finance this acquisition. Our acquisition of ROV Limited is subject to certain conditions and is expected to close in February 1999. If the acquisition of ROV Limited does not close, pending use for other acquisitions, we will use these net proceeds to repay outstanding indebtedness under our revolving credit facility, with the balance being invested in interest bearing securities. For a description of the terms of this indebtedness, see the "Description of Certain Indebtedness--The Amended and Restated Credit Agreement" section of this prospectus. The closing of these offerings will occur before and is not conditioned on our acquisition of ROV Limited. See the "Business--Our Acquisition of ROV Limited" section of this prospectus.

     We will not receive any proceeds from the sale of common stock in these offerings by the selling shareholders.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     Our common stock, par value $.01 par value per share, is traded on the New York Stock Exchange under the symbol "ROV." Our common stock commenced public trading on November 21, 1997. Based upon data provided by the transfer agent for our common stock, as of December 16, 1998, there were approximately 344 holders of record of our common stock.

     The following table sets forth the reported high and low prices per share of our common stock as reported on the New York Stock Exchange Composite Transaction Tape for the fiscal periods indicated:



                      Fiscal 1998                            High        Low
-------------------------------------------------------   ---------   ---------
       Quarter ended December 27, 1997 (from
        November 21, 1997) ............................   $17-3/4      $15-1/2
       Quarter ended March 28, 1998 ...................   $24-1/2      $16-3/4
       Quarter ended June 27, 1998 ....................   $24-1/2      $20
       Quarter ended September 30, 1998 ...............   $22-3/4      $13-1/4
       Current quarter (to December 23, 1998) .........   $27-1/2      $15-1/2

     We have not declared or paid and do not anticipate paying cash dividends in the foreseeable future. We intend to retain any future earnings for reinvestment in our business. In addition, the agreements governing our senior credit facilities and outstanding Series B Senior Subordinated Notes restrict our ability to pay dividends to our shareholders. Our board of directors will determine, in its discretion, whether to pay cash dividends in the future. These determinations will depend upon our financial condition, results of operations, capital requirements, contractual restrictions and such other factors as our board of directors considers relevant. See the "Business--Our Acquisition of ROV Limited" section of this prospectus.

                                CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 1998
(1) on an actual basis and (2) as adjusted to give effect to our sale of 4,000,000 shares of our common stock in these offerings. You should read this table in conjunction with our consolidated financial statements and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus and similar sections in the documents that we incorporate by reference in this prospectus.



                                                                Actual              As Adjusted
                                                          September 30, 1998     September 30, 1998
                                                         --------------------   -------------------
                                                                       (In millions)
    Debt:
      Revolver facility(1) ...........................         $  77.2
      Acquisition facility(2) ........................             7.8
      Series B Senior Subordinated Notes(3) ..........            65.0
      Capitalized leases and foreign currency
       borrowings ....................................             2.3
                                                               -------
       Total Debt ....................................           152.3
                                                               -------
    Shareholders' equity:
      Preferred stock, $.01 par value, 5,000,000
       shares authorized; no shares issued and
       outstanding ...................................              --
      Common stock, $.01 par value, 150,000,000
       shares authorized; 27,470,985 shares
       outstanding ...................................             0.6
      Additional paid in capital .....................           103.3
      Foreign currency translation ...................             2.5
      Notes receivable from officers/shareholders.....            (0.9)
      Retained earnings ..............................            45.3
      Less stock held in trust .......................            (0.4)
      Less treasury stock, at cost, 29,435,550
       shares ........................................          (128.5)
                                                               -------
       Total shareholders' equity ....................            21.9
                                                               -------
         Total capitalization ........................         $ 174.2
                                                               =======

----------------
(1) For a description of our revolver facility, see the "Description of Certain Indebtedness--The Amended and Restated Credit Agreement" section of this prospectus. Total availability under our revolver credit facility is $90 million.

(2) For a description of our acquisition facility, see the "Description of Certain Indebtedness--The Amended and Restated Credit Agreement" section of this prospectus.

(3) For a description of our outstanding $65 million principal amount of 10-1/4% Series B Senior Subordinated Notes, see the "Description of Certain Indebtedness--Senior Subordinated Notes" section of this prospectus.

                            SELECTED FINANCIAL DATA

     The following selected historical financial data of Rayovac as of and for the fiscal year ended June 30, 1996, the three-month transition period ended September 30, 1996 and each of the fiscal years ended September 30, 1997 and September 30, 1998 is derived from our audited consolidated financial statements in this prospectus. The following selected historical financial data of Rayovac as of and for the twelve months ended September 30, 1996 is derived from our unaudited condensed consolidated financial statements, which are not included or incorporated into this prospectus, and, in the opinion of management, includes all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position and results of operations as of the date and for the period indicated. The following selected historical financial data of Rayovac as of and for each of the fiscal years ended June 30, 1994 and June 30, 1995 is derived from our audited consolidated financial statements, which are not included or incorporated into this prospectus. You should read the following selected financial data of Rayovac in conjunction with our consolidated financial statements and the information contained in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this prospectus, and similar sections in the documents that we incorporate by reference into this prospectus.


                                                                          Transition       Twelve
                                                                            Period         Months         Fiscal Year Ended
                                        Fiscal Year Ended June 30,          Ended           Ended           September 30,
                                   -----------------------------------  September 30,   September 30, ------------------------
                                       1994        1995        1996          1996           1996          1997        1998
                                   ----------- ----------- ----------- --------------- -------------- ----------- -----------
                                                              (In millions, except per share data)
Statement of Operations Data:
Net sales ........................  $ 403.7     $ 415.2     $ 423.4       $ 101.9         $ 417.9      $ 432.6     $ 495.7
Cost of goods sold ...............    234.9       237.1       239.4          59.3           237.9        234.6       258.0
                                    -------     -------     -------       -------         -------      -------     -------
Gross profit .....................    168.8       178.1       184.0          42.6           180.0        198.0       237.7
Selling expense ..................    121.3       108.7       116.5          27.8           114.4        122.1       148.9
General and administrative
 expense .........................     29.4        32.9        31.8           8.6            33.0         32.2        35.9
Research and development
 expense .........................      5.7         5.0         5.4           1.5             5.6          6.2         6.2
Recapitalization and other
 special charges(1)(2)(3) ........      1.5          --          --          28.4            28.4          3.0         6.2
                                    -------     --------    --------      -------         -------      -------     -------
Income (loss) from
 operations(4) ...................     10.9        31.5        30.3         (23.7)           (1.4)        34.5        40.5
Interest expense .................      7.7         8.6         8.4           4.4            10.5         24.5        15.7
Other expense (income), net ......     (0.6)        0.3         0.6           0.1             0.5          0.4        (0.2)
                                    --------    --------    --------      --------        --------     -------     --------
Income (loss) before income
 taxes and extraordinary item.....      3.8        22.6        21.3         (28.2)          (12.4)         9.6        25.0
Income tax expense (benefit) .....     (0.6)        6.2         7.0          (8.9)           (3.8)         3.4         8.6
                                    --------    --------    --------      --------        --------     -------     --------
Income (loss) before
 extraordinary item ..............      4.4        16.4        14.3         (19.3)           (8.6)         6.2        16.4
Extraordinary item(5) ............       --          --          --          (1.6)           (1.6)          --        (2.0)
                                    --------    --------    --------      --------        --------     --------    --------
Net income (loss) ................  $   4.4     $  16.4     $  14.3       $ (20.9)        $ (10.2)     $   6.2     $  14.4
                                    ========    ========    ========      ========        ========     ========    ========
Basic net income (loss) per
 common share before
 extraordinary item ..............  $  0.09     $  0.33     $  0.29       $ (0.44)        $ (0.18)     $  0.30     $  0.62
                                    ========    ========    ========      ========        ========     ========    ========
Diluted net income (loss) per
 common share before
 extraordinary item ..............  $  0.09     $  0.33     $  0.29       $ (0.44)        $ (0.18)     $  0.30     $  0.58
                                    ========    ========    ========      ========        ========     ========    ========
Basic net income (loss) per
 common share ....................  $  0.09     $  0.33     $  0.29       $ (0.48)        $ (0.21)     $  0.30     $  0.54
                                    ========    ========    ========      ========        ========     ========    ========
Diluted net income (loss) per
 common share ....................  $  0.09     $  0.33     $  0.29       $ (0.48)        $ (0.21)     $  0.30     $  0.51
                                    ========    ========    ========      ========        ========     ========    ========
Weighted average common shares         50.0        50.0        49.6          43.8            48.1         20.5        26.5
Weighted average common and
 common equivalent shares ........     50.0        50.0        49.6          43.8            48.1         20.6        28.1
                                                                                                 (continued on following page)


                                                                          Transition       Twelve
                                                                            Period         Months        Fiscal Year Ended
                                         Fiscal Year Ended June 30,         Ended           Ended          September 30,
                                      --------------------------------  September 30,   September 30, ----------------------
                                         1994       1995       1996          1996           1996         1997       1998
                                      ---------- ---------- ---------- --------------- -------------- ---------- ----------
                                                              (In millions, except per share data)
Other Financial Data:
Depreciation ........................  $  10.3    $  11.0    $  11.9       $   3.3        $  12.1      $  11.3    $  10.9
Capital expenditures ................     12.5       16.9        6.6           1.2            8.4         10.9       15.9
Cash flows from operating
 activities .........................    (18.7)      35.5       17.8          (1.1)          26.0         35.7       (1.5)
Cash flows from investing
 activities .........................    (12.4)     (16.8)      (6.3)          0.0           (7.3)       (10.8)     (23.4)
Cash flows from financing
 activities .........................     30.8      (18.3)     (12.0)          3.2          (16.8)       (28.0)      25.4
EBITDA(6) ...........................     21.2       41.3       42.2         (20.4)          10.7         45.8       52.9
Balance Sheet Data:
Working capital .....................  $  63.6    $  55.9    $  63.2       $  64.6        $  64.6      $  33.8    $  81.6
Total assets ........................    222.4      220.6      221.1         243.7          243.7        236.3      286.3
Total debt ..........................    109.0       88.3       81.3         233.7          233.7        207.3      152.3
Shareholders' equity (deficit) ......     37.9       53.6       61.6         (85.7)         (85.7)       (80.6)      21.9

----------------
(1) During the transition period, we recorded charges of $12.3 million directly related to our 1996 recapitalization and other special charges of $16.1 million. See the "Recapitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus.

(2) In fiscal 1997, we recorded other special charges of $5.9 million. The special charges included organizational restructuring in the United States, discontinuation of certain manufacturing operations at our Newton Aycliffe, United Kingdom facility and discontinuation of operations at our facility in Kinston, North Carolina. Theses charges were offset by a special credit of $2.9 million related to the curtailment of our defined benefit pension plan for domestic non-union employees.

(3) In fiscal 1998, we recorded net special charges of $6.2 million. These included (a) $2.0 million of costs to consolidate domestic battery packaging operations and outsource our manufacture of heavy duty batteries, (b) $2.2 million of costs to close our Appleton, Wisconsin manufacturing plant and consolidate its operations into our Portage, Wisconsin manufacturing plant, (c) $5.3 million of costs to close our Newton Aycliffe, United Kingdom facility, phase out direct distribution in the United Kingdom and close one of our German sales offices, (d) a $2.4 million gain on the sale of our previously closed Kinston, North Carolina facility, (e) $1.2 million of income related to the settlement of deferred compensation agreements with certain former employees, (f) $0.8 million of costs associated with the secondary offering of our common stock which was completed in June 1998 and (g) miscellaneous credits of $0.4 million.

(4) Income (loss) from operations includes expenses we incurred during the Fennimore expansion and our 1996 recapitalization, and other special charges in our fiscal 1994, the transition period ended September 30, 1996, and our fiscal 1997 and 1998. Income from operations before these non-recurring charges was as follows:


                                                                           Transition
                                                                             Period      Twelve Months
                                                                             Ended           Ended        Fiscal Year Ended
                                          Fiscal Year Ended June 30,     September 30,   September 30,      September 30,
                                       -------------------------------- --------------- --------------- ---------------------
                                          1994       1995       1996          1996            1996         1997       1998
                                       ---------- ---------- ---------- --------------- --------------- ---------- ----------
                                                                           (In millions)
Income (loss) from operations ........  $  10.9     $ 31.5     $ 30.3       $ (23.7)       $  (1.4)      $  34.5    $  40.5
Fennimore expansion ..................      9.5         --         --            --             --            --         --
Recapitalization and other special
 charges .............................      1.5         --         --          28.4           28.4           3.0        6.2
                                        -------     ------     ------       -------        -------       -------    -------
Income from operations before
 non-recurring charges ...............  $  21.9     $ 31.5     $ 30.3       $   4.7        $  27.0       $  37.5    $  46.7
                                        =======     ======     ======       =======        =======       =======    =======

                                         (footnotes continued on following page)

(5) In our 1996 recapitalization we repaid certain outstanding indebtedness, including prepayment fees and penalties. These prepayment fees and penalties of $2.4 million, net of an income tax benefit of $0.8 million, have been recorded as an extraordinary item in our consolidated statement of operations for the transition period and the twelve months ended September 30, 1996. In fiscal 1998, we recorded an extraordinary expense of $2.0 million, net of income taxes, for the premium we paid to repurchase or redeem $35 million principal amount of our outstanding 10-1/4% Series B Senior Subordinated Notes using the proceeds of our initial public equity offering completed in November 1997.

(6) EBITDA represents our income from operations plus depreciation and amortization, excluding amortization of debt issuance costs. It also reflects an adjustment of income from operations to eliminate the establishment and subsequent reversal of two reserves. These include a $0.7 million reserve that we established in fiscal 1993 and reversed in fiscal 1995, and $0.5 million reserve that we established in fiscal 1992 and reversed in fiscal 1995. We believe that EBITDA and related measures are commonly used by certain investors and analysts to analyze and compare, and provide useful information regarding, our ability to service our indebtedness. However, the following factors should be considered in evaluating such measures: EBITDA and related measures (a) should not be considered in isolation, (b) are not measures of performance calculated in accordance with generally accepted accounting principles (c) should not be construed as alternatives or substitutes for income from operations, net income or cash flows from operating activities in analyzing our operating performance, financial position or cash flows (in each case, as determined in accordance with generally accepted accounting principles) and (d) should not be used as indicators of our operating performance or measures of our liquidity. Additionally, because not all companies calculate EBITDA and related measures in a uniform fashion, the calculations presented in this prospectus may not be comparable to other similarly titled measures of other companies.

    EBITDA includes expenses incurred during the Fennimore expansion and our 1996 recapitalization and other special charges in fiscal 1994, the transition period ended September 30, 1996 and our fiscal 1997 and 1998. EBITDA before these non-recurring charges was as follows:



                                                                       Transition        Twelve
                                                                         Period          Months
                                                                         Ended           Ended        Fiscal Year Ended
                                      Fiscal Year Ended June 30,     September 30,   September 30,      September 30,
                                   -------------------------------- --------------- --------------- ---------------------
                                      1994       1995       1996          1996            1996         1997       1998
                                   ---------- ---------- ---------- --------------- --------------- ---------- ----------
                                                                       (In millions)
EBITDA ...........................  $  21.2     $ 41.3     $ 42.2       $ (20.4)        $  10.7      $  45.8    $  52.9
Fennimore expansion ..............      9.5         --         --            --              --           --         --
Recapitalization and other special
 charges .........................      1.5         --         --          28.4            28.4          3.0        6.2
                                    -------     ------     ------       -------         -------      -------    -------
EBITDA before non-recurring
 charges .........................  $  32.2     $ 41.3     $ 42.2       $   8.0         $  39.1      $  48.8    $  59.1
                                    =======     ======     ======       =======         =======      =======    =======

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


     Upon completion of our recapitalization on September 12, 1996, we changed our fiscal year end from June 30 to September 30. References to fiscal 1996 and prior fiscal years are to our fiscal year ended June 30 of the specified year. References to the transition period ended September 30, 1996 are to the period from July 1, 1996 to September 30, 1996 and references to fiscal 1997 and fiscal 1998 are to our fiscal year ended September 30 of the specified year.


     You should read the following discussion in conjunction with the "Selected Financial Data" section of this prospectus and our consolidated financial statements and the related notes thereto in the "Financial Statements" section of this prospectus.


Introduction

     Our operating performance depends upon a number of factors. The most important of these factors are:

     o general retailing trends, especially in the mass merchandiser segment of the retail market

     o our overall product mix among various specialty and general household batteries and battery-powered lighting devices, which sell at different price points and profit margins

     o our overall competitive position, which is affected by both our and our competitors' introduction of new products and promotions and our relative pricing and battery performance

     o changes in our operating expenses

     Set forth below are specific developments that have affected and may continue to affect our performance.

     Restructuring of Operations and Other Cost Rationalization Initiatives. In March 1998, we announced restructuring plans for our domestic and international operations. These plans are designed to maximize production and capacity efficiencies, reduce fixed costs, upgrade existing technology and equipment and improve customer service. Major elements of this restructuring include (1) consolidating our packaging operations, (2) outsourcing the manufacturing of heavy duty batteries and (3) closing certain of our existing manufacturing, packaging and distribution facilities. We recorded a charge of $9.5 million in fiscal 1998 for this restructuring program. We expect to record an additional $1.5 million of costs for this program in subsequent periods. We anticipate that, after full implementation of this program, we will achieve approximately $5.0 million of annual aggregate cost savings. We currently expect to have this program fully implemented in early 1999.

     These 1998 restructuring plans are in addition to the significant measures we took in fiscal 1997 to rationalize our manufacturing, distribution, and general overhead costs, for which we recorded charges totaling $5.9 million in fiscal 1997 (see Note 16 to our consolidated financial statements). The measures we took in fiscal 1997 to rationalize our manufacturing costs included discontinuing certain manufacturing operations at our Newton, Aycliffe, United Kingdom facility and closing our Kinston, North Carolina facility. In addition, in fiscal 1997, we implemented a significant organizational restructuring in the United States and the United Kingdom.

     Investment in Future Growth Opportunities. Since our 1996 recapitalization, we have undertaken significant measures to pursue growth opportunities and increase market share for our products. These measures include (1) introducing our existing hearing aid products into new markets, including through the acquisition of Brisco and the battery distribution business of Best Labs, (2) broadening our offering of specialty products, including through the acquisition of Direct Power Plus, (3) expanding distribution into new channels, such as electronics specialty stores, (4) further penetrating our existing distribution channels, such as warehouse clubs and food and convenience stores, (5) evaluating opportunities for expansion of our core business into international markets, whether through acquisitions, joint ventures or other strategic marketing opportunities and (6) our proposed acquisition of ROV Limited. See the "Business--Growth Strategy" and the "Business--Our Acquisition of ROV Limited" sections of this prospectus.

     Expansion of Production Capacity. In March 1998, we agreed to purchase a new high speed alkaline battery manufacturing production line for our Fennimore, Wisconsin plant from Matsushita for $10.0 million.

We expect this new line to begin operations in early calendar 1999. We manufacture all of our alkaline products at this plant. We estimate costs associated with the implementation of this new manufacturing line will be approximately $1.0 million. We expect this new high speed manufacturing line to increase our production capacity for AA size batteries by up to 50%. Our investment in this new manufacturing technology and production capacity follows our investment of an aggregate of $32.7 million from fiscal 1993 through fiscal 1995 in the modernization and expansion of production lines at our Fennimore plant.

     Effect of Recapitalization. Our 1996 recapitalization resulted in non-recurring charges of $12.1 million of which we recognized $12.3 million in the transition period and a $0.2 million credit in fiscal 1998. These charges included: (1) $5.0 million of advisory, legal and consulting fees and (2) $7.1 million of stock option compensation, severance payments and employment contract settlements for the benefit of certain of our current and former officers, directors and management. In connection with this recapitalization, we incurred other non-recurring special charges of $16.1 million which we recognized in the transition period. These charges included: (1) $2.7 million of charges for the discontinuation of certain manufacturing operations at our Newton Aycliffe, United Kingdom facility, (2) $1.7 million of charges for deferred compensation plan obligations to our former officers resulting from the curtailment of the plan, (3) $1.5 million of charges to reflect the present value of lease payments for land which new management determined would not be used for any future productive purpose, (4) $6.9 million in costs and asset writedowns principally for changes in pricing strategies for Power Station and the Renewal recharging system and (5) $3.3 million of termination benefits and other charges.

     Renewal Product Line. In fiscal 1994, we introduced the Renewal rechargeable battery, the first alkaline rechargeable battery sold in the United States. We have incurred significant advertising and promotional expense for Renewal, including $26.0 million in fiscal 1994, $15.7 million in fiscal 1995 and $20.3 million in fiscal 1996. The fiscal 1996 increase was largely due to a new promotional campaign featuring basketball superstar Michael Jordan.

     Since our 1996 recapitalization, we have significantly revised our marketing and advertising strategies for the Renewal product line. Our management believes that continued improvement in consumer awareness of the value and money-saving benefits of Renewal over conventional disposable alkaline batteries is necessary to further expand our market for Renewal. Although the percentage of our advertising budget allocated to the Renewal product line has decreased, we have begun to aggressively market Renewal's money-saving benefit over disposable alkaline batteries and its performance advantage over rechargeable nickel cadmium batteries. We have also lowered the prices of the recharger system for Renewal. In addition, we have focused on growing Renewal's market share by expanding distribution into new channels, such as electronics specialty stores and other speciality retailers in the domestic market. In addition, we have begun distribution of Renewal products in Europe.


Seasonal Product Sales

     Our sales are seasonal. Our highest sales occur in the fiscal quarter ending on or about December 31 during the holiday season. Our lowest sales occur in the fiscal quarter ending on or about March 30. During the past three completed fiscal years, our sales in the quarter ended on or about December 31 have represented an average of 32% of annual net sales. As a result of this seasonality, our working capital requirements and revolving credit borrowings are typically higher in the third and fourth calendar quarters of each year. The following table sets forth our net sales for each of the periods presented.




                                       Fiscal Year
                         ---------------------------------------
                                      (In millions)
 Fiscal Quarter Ended        1996          1997          1998
----------------------   -----------   -----------   -----------
December .............    $140.9          $141.9        $150.0
March ................      80.5            83.6          96.1
June .................      94.6            95.5         111.1
September ............     101.9           111.5         138.6

Results of Operations

     The following table sets forth the percentage relationship of certain items in our statement of operations to net sales for the periods presented:



                                          Fiscal        Three         Transition        Twelve
                                           Year         Months          Period          Months            Fiscal Year Ended
                                           Ended        Ended           Ended           Ended      ------------------------------
                                         June 30,   September 30,   September 30,   September 30,   September 30,   September 30,
                                           1996          1995            1996            1996            1997           1998
                                        ---------- --------------- --------------- --------------- --------------- --------------
Net Sales .............................    100.0%        100.0%          100.0%          100.0%          100.0%         100.0%
Cost of goods sold ....................     56.5          59.7            58.2            56.9            54.2           52.0
                                           -----         -----          ------          ------           -----          -----
Gross profit ..........................     43.5          40.3            41.8            43.1            45.8           48.0
Selling Expenses ......................     27.5          27.9            27.3            27.4            28.2           30.0
General and administrative
 expense ..............................      7.5           6.9             8.4             7.9             7.5            7.2
Research and development
 expenses .............................      1.3           1.2             1.5             1.3             1.4            1.3
Recapitalization and other special
 charges ..............................       --            --            27.9             6.8             0.7            1.3
                                           -----         -----          ------          ------           -----          -----
Income (loss) from operations .........      7.2%          4.3%          (23.3%)          (0.3%)           8.0%           8.2%

Fiscal Year Ended September 30, 1998 Compared to Fiscal Year Ended September 30, 1997

     Net Sales. Our net sales increased $63.1 million, or 14.6%, to $495.7 million in fiscal 1998 from $432.6 million in fiscal 1997. The increase was driven by increased sales of alkaline, alkaline rechargeable, hearing aid and specialty batteries and lighting products and was somewhat offset by the continued decline in the heavy duty battery market. Acquisitions we made during fiscal 1988 contributed $14.0 million to the improvement in sales.

     Alkaline sales for fiscal 1998 increased $48.7 million, or 25.0%, to $243.4 million from $194.7 million in fiscal 1997. Alkaline rechargeable sales increased 13.6% to $26.7 million in fiscal 1998. The growth in alkaline and alkaline rechargeable sales was driven by strong promotional programs, new customers and expanded distribution with existing customers.

     Hearing aid battery sales increased 14.3% compared to fiscal year 1997 due primarily to increased distribution and the impact of the Brisco and Best Labs acquisitions completed during fiscal 1998.

     Specialty battery sales increased $12.2 million to $16.6 million for fiscal 1998 from $4.4 million for fiscal 1997. The Direct Power Plus acquisition accounted for approximately $9.8 million of the increase while the new photo, keyless entry and medical battery products accounted for the remainder of the increase.

     Lighting product sales increased $5.8 million, or 9.3%, to $68.4 million for fiscal 1998 due primarily to new product launches and the impact of the hurricane season.

     Heavy duty battery sales decreased 14.0% compared to fiscal 1997 due primarily to the continued decline in the market as consumers move toward alkaline and away from heavy duty batteries.

     Gross Profit. Gross profit increased $39.7 million, or 20.1%, in fiscal 1998 to $237.7 million from $198.0 million for fiscal 1997. Gross profit margin increased to 48.0% in fiscal 1998 from 45.8% in the prior year. These increases are attributed to increased unit sales, increased sales of higher margin products and reduced manufacturing costs as a result of cost rationalization initiatives.

     Selling Expense. Selling expense increased $26.8 million, or 21.9%, to $148.9 million in fiscal 1998 from $122.1 million in fiscal 1997. As a percentage of sales, selling expense increased to 30.0% in fiscal 1998 from 28.2% in the prior year. The increase in dollars and as a percent of sales is due primarily to increased advertising and promotional spending to generate increased sales. In addition, expenses related to gaining new distribution have also increased compared to the prior year.

     General and Administrative Expense. General and administrative expense increased $3.7 million, or 11.5%, to $35.9 million in fiscal 1998 from $32.2 million in fiscal 1997. This increase was due primarily to information systems improvements, increased expenses associated with being a publicly held company, and increased expenses and amortization related to acquisitions.

     Research and Development Expense. Research and development expense was $6.2 million for fiscal 1998, approximately equal to fiscal 1997. As a percentage of sales, research and development expense decreased slightly to 1.3% from 1.4% in the prior year.

     Special Charges. We recorded recapitalization and special charges of $6.2 million in fiscal 1998 which includes (1) $5.3 million associated with the closing of our Newton Aycliffe, United Kingdom facility, phasing out direct distribution in the United Kingdom and closing one of our German sales offices,
(2) $2.2 million associated with closing our Appleton, Wisconsin manufacturing plant and consolidating it into our Portage, Wisconsin manufacturing plant, (3) $2.0 million associated with consolidating domestic battery packaging operations and outsourcing the manufacture of heavy duty batteries and (4) $0.8 million associated with our secondary offering. These charges were partially offset by a $2.4 million gain on the sale of our previously closed Kinston, North Carolina facility and $1.7 million credit related to the settlement of deferred compensation agreements with certain former employees and other miscellaneous credits.

     In fiscal 1997 we recorded special charges of $5.9 million related to organizational restructuring in the United States, the discontinuation of certain manufacturing operations at our Newton Aycliffe, United Kingdom facility and the discontinuation of operations at our facility in Kinston, North Carolina. These charges were partially offset by a credit of $2.9 million related to the curtailment of our defined benefit pension plan covering all domestic non-union employees.

     Income from Operations. Income from operations increased $6.0 million, or 17.4%, to $40.5 million in fiscal 1998 from $34.5 million in fiscal 1997. This increase was due primarily to increased sales and gross profit margins partially offset by increased selling and general and administrative expense.

     Interest Expense. Interest expense decreased $8.8 million, or 35.9%, to $15.7 million in fiscal 1998 from $24.5 million in fiscal 1997. The decrease was primarily a result of decreased indebtedness due to our initial public offering completed in November 1997 and the inclusion in fiscal 1997 of a $2.0 million write-off of unamortized debt issuance costs.

     Other Expense (Income). Foreign exchange losses and interest income resulted in net income of $(0.2) million in fiscal 1998. In fiscal 1997 interest income was offset by foreign exchange losses resulting in net expense of $0.4 million.

     Income Tax Expense. Our effective tax rate for fiscal 1998 was 33.9% compared to 35.6% for the prior year. The improved effective rate is impacted by a lower state income tax rate and a lower foreign tax rate as compared to our statutory rate.

     Extraordinary Item. We recorded extraordinary expense of $2.0 million, net of income tax, for the premium payment on the redemption of a portion of our Series B Senior Subordinated Notes in fiscal 1998.

     Net Income. Net income for fiscal 1998 increased $8.2 million ($10.2 million before extraordinary item), or 132.3%, to $14.4 million from $6.2 million in fiscal 1997. This increase reflects the impact of sales growth, improved product mix of sales and improved margins.


Liquidity and Capital Resources

     For fiscal 1998, operating activities used $1.5 million of cash compared to generating $35.7 million in fiscal 1997. In fiscal 1998 working capital items, primarily receivables, inventories and other current assets, increased $31.7 million to support the business growth. In fiscal 1997 we decreased working capital and generated $17.2 million of cash. Cash costs associated with the previously announced restructuring activities have been and are expected to be funded with cash provided from operating activities.

     Capital expenditures for fiscal 1998 were $15.9 million, an increase of $5.0 million from fiscal 1997. This increase reflects continued spending on the implementation of new computer systems and the down payment on a new alkaline production line currently expected in fiscal 1999. Spending on the new computer systems will continue in fiscal 1999 with implementation of this system planned for mid-1999. Capital expenditures for fiscal 1999 are expected to increase to approximately $24.0 million due to (1) alkaline capacity expansion, (2) alkaline vertical integration programs, (3) building expansion at our Portage, Wisconsin facility to restructure button cell manufacturing and (4) our continued implementation of the new SAP computer system.

     During fiscal 1998, we sold our previously closed Kinston, North Carolina facility for approximately $3.3 million. In addition, we made the following acquisitions (1) Brisco for $4.9 million, (2) Direct Power Plus for $6.1 million of which $4.6 million was cash and (3) the distribution business of Best Labs for $2.1 million of which $1.7 million was cash.

     During fiscal 1998 our board of directors granted approximately 442,000 options to purchase shares of common stock to various members of management and members of the board of directors under the 1996 Stock Option Plan and the 1997 Incentive Plan. All grants have been at an exercise price equal to the market price of the common stock on the date of grant which ranged from $15.875 to $22.88 per share.

     We believe that our cash flow from operating activities and periodic borrowings under our existing credit facilities will be adequate to meet our short-term and long-term liquidity requirements of our existing business prior to the expiration of those credit facilities, although no assurance can be given in this regard. We are currently in discussions with a number of potential financing sources to arrange for additional borrowings by us, including borrowings to finance our acquisition of ROV Limited. Our current facilities include a revolving credit facility of $90.0 million of which $77.2 million was outstanding at September 30, 1998, with approximately $5.8 million utilized for outstanding letters of credit and an acquisition facility of $70.0 million which expires December 1998, of which $7.8 million was outstanding at September 30, 1998. Our ability to borrow is limited by the terms of our senior credit facilities and of our outstanding Series B Senior Subordinated Notes. See the "Description of Certain Indebtedness--The Amended and Restated Credit Agreement" section of this prospectus.

     We are subject to various federal, state, local and foreign environmental laws and regulations in the jurisdictions in which we operate, including laws and regulations relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. Except for liabilities related to the Velsicol Chemical and Morton International proceedings described in the "Business--Environment" section of this prospectus as to which we cannot predict the impact of such liabilities, we do not currently anticipate any material adverse effect on our operations or financial condition or any material capital expenditure as a result of our efforts to comply with environmental laws. As of September 30, 1998 we had reserved $1.5 million for known on-site and off-site environmental liabilities. Some risk of environmental liability is inherent in our business, however, we cannot assure you that material environmental costs will not arise in the future. We have been identified as a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act or similar state laws with respect to the past disposal of waste. We also are a party to two lawsuits as to which there is insufficient information to make a judgment as to the likelihood of a material impact on our operations, financial condition or liquidity at this time. We may be named as a potentially responsible party at additional sites in the future, and the costs associated with such additional or existing sites may be material. In addition, certain of our facilities have been in operation for decades and, over such time, we and other prior operators of such facilities have generated and disposed of wastes which are or may be considered hazardous such as cadmium and mercury utilized in the battery manufacturing process.

     We engage in hedging transactions in the ordinary course of our business. See Note 2(q) to our consolidated financial statements. See the "Management's Discussion and Analysis of Financial Condition and Results of
Operations--Market Risk Factors" section of this prospectus.

     We will use the net proceeds of our sale of common stock in these offerings for future acquisitions. If the ROV Limited acquisition is closed, we will use these net proceeds, together with additional borrowings, to finance this acquisition. Our acquisition of ROV Limited is subject to certain conditions and is expected to close in February 1999 and will be accounted for as a purchase. If the acquisition of ROV Limited does not close, pending use for other acquisitions, we will use these net proceeds to repay outstanding indebtedness under our revolving credit facility, with any balance being invested in interest bearing securities. The closing of these offerings will occur before, and is not conditioned on, our acquisition of ROV Limited.

Year 2000

     We have established a Year 2000 project designed to remediate the impact of the Year 2000 issue on our hardware and software systems, as well as other business processes.

     Project. Our Year 2000 project addresses four major areas: (1) core information technology business systems including hardware and application software, (2) other information technology infrastructure systems including hardware and application software, (3) non-information technology systems including facilities, production, research and development, and special purpose computer systems and (4) external providers of materials or services.

     The project involves (1) inventories of systems or services, (2) evaluation of compliance, (3) prioritization of non-compliant systems or services and (4) remediation and testing involving repair or replacement of non-compliant systems or services.

     State of Readiness. Rayovac's legacy core information technology business systems are generally not Year 2000 compliant and would require substantial resources to make them so. Core information technology systems for North America are being replaced by an integrated information system purchased from SAP that is Year 2000 compliant. This system is being implemented primarily to achieve operational efficiencies and, in addition, address Year 2000. The selection and procurement phase was completed in September 1997. The compliant hardware necessary to operate SAP was installed in January 1998. The SAP software has been configured and will be gradually tested and implemented by the fall of 1999. The process is being assisted by consulting services from SAP personnel. Core information technology systems for European operations are being modified with final testing scheduled for December 1998.

     Other information technology infrastructure systems running support functions are generally current technology although certain software applications will require upgrading or replacement. Hardware for such systems is normally leased with all existing leases of potentially non-compliant equipment expiring on or before September 1999. Compliant replacements are being obtained continuously as the leases expire. Software for such systems is being inventoried and evaluated by third party specialists. This inventory and evaluation process is expected to be complete by February 1999 with remediation expected by mid-1999.

     Non-information technology systems, such as systems to manage buildings (heating/cooling, security, etc.), manufacturing systems (equipment involved directly in the manufacture of products) and research and development systems (prototype production, etc.) are generally not materially affected by the Year 2000 issue. Some support systems, i.e. equipment involved indirectly in the manufacture of products (monitoring, testing, etc.) require remediation. Non-information technology systems were inventoried and evaluated as of September 1998. Remediation of non-compliant systems is occurring with the assistance of an outside consultant. Key systems are expected to be compliant by March, 1999, with other systems compliant by mid-1999. We currently expect to identify the state of Year 2000 compliance of all key suppliers by mid-1999. At that time, Rayovac will seek to replace any key non-compliant suppliers with alternate Year 2000 compliant suppliers.

     Products manufactured and/or distributed by us do not utilize programmable logic to function and thus are not affected by the Year 2000 issue.

     Costs to Address Year 2000 Issues. Expenditures directly related to identification, evaluation and remediation of Year 2000 exposures were $0.2 million for fiscal 1998 with additional expenditures of $0.8 million projected for fiscal 1999. These costs are not expected to be material to our financial position.

     Capital expenditures for projects undertaken for operational efficiencies but which also addressed Year 2000 (primarily SAP) amounted to $2.7 million for fiscal 1997, $3.3 million for fiscal 1998, with additional expenditures of $4.2 million projected for fiscal 1999. Other expenditures associated with these capital expenditures were $0.2 million in fiscal 1997, $0.8 million in fiscal 1998 with additional expenditures of $1.4 million projected for fiscal 1999.

     Risk of Year 2000 Issues. The timing of a Year 2000-related disruption would coincide with a seasonal low in our business cycle and thus have less impact on the business than it otherwise would during other parts of the cycle. We estimate the most reasonably likely worst case Year 2000 scenarios as follows:

   Scenario 1.  A portion of our non-core information technology systems experience temporary disruption. This disruption is not expected to have a material impact on our ability to function.

   Scenario 2.  A portion of our manufacturing operations experience temporary disruption. This disruption is not expected to have a material impact on our ability to function.

   Scenario 3.  A portion of our customer base experiences disruption. This disruption could result in a reduction in sales however, this reduction is not readily quantifiable.

   Scenario 4.  A portion of our supplier base experiences disruption.

     Contingency Plans. Although we have not yet developed a contingency plan for each of the scenarios we note above, we would respond to these scenarios as follows:

   Scenarios 1. and 3. A contingency plan will be developed if the perceived risk increases.

   Scenario 2.  We expect that normal safety stock levels would cover such a scenario. We will determine the appropriate level based on business conditions and perceived risk.

   Scenario 4.  Unrelated to Year 2000, we maintain alternate suppliers in the event of disruption of supply of a material or resource. We expect that we could source the material or resource from one or more alternate suppliers until the normal supplier is back on-line.


Impact of Recently Issued Accounting Standards

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that an enterprise (1) classify items of other comprehensive income by their nature in a financial statement and (2) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. We are evaluating the effect of this pronouncement on our consolidated financial statements.

     In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which is effective for financial statements for periods beginning after December 15, 1997. SFAS No. 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. We are evaluating the effect of this pronouncement on our consolidated financial statements.

     In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. This statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. This statement standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. Restatement of disclosures for earlier periods is required. This statement is effective for our financial statements for the year ended September 30, 1999.

     In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Rayovac is evaluating the effect of this pronouncement on its consolidated financial statements. This statement is effective for fiscal years beginning after June 15, 1999, with earlier adoption encouraged. We will adopt this accounting standard as required by October 1, 2000.

Market Risk Factors

     We have market risk exposure from changes in interest rates, foreign currency exchange rates and commodity prices. We use derivative financial instruments for purposes other than trading only to mitigate the risk from such exposures.

     A discussion of our accounting policies for (and other matters related to our) derivative financial instruments is included in Note 2(q) -- "Summary of Significant Accounting Policies and Practices" in Notes to our consolidated financial statements.

     Interest Rate Risk. We have bank lines of credit at variable interest rates. Our interest expense is primarily affected by the general level of U.S. interest rates, LIBOR, IBOR and to a lesser extent European Base rates. We use interest rate swaps to manage interest rate risk. The net amounts to be paid or received under interest rate swap agreements are accrued as interest rates change, and are recognized over the life of the swap agreements, as an adjustment to interest expense from the underlying debt to which the swap is designated. The related amounts payable to, or receivable from, the contract counterparties are included in accrued liabilities or accounts receivable.

     Foreign Exchange Risk. We are subject to risk from sales and loans to our subsidiaries as well as sales to, purchases from and bank lines of credit with, third-party customers, suppliers and creditors, respectively, denominated in foreign currencies. Foreign currency sales are made primarily in Pounds Sterling, Canadian Dollars, German Marks, French Francs, Italian Lira, Spanish Pesetas and Dutch Guilders. Foreign currency purchases are made primarily in Pounds Sterling, Canadian Dollars, Japanese Yen and German Marks. Foreign currency credit lines are primarily in Pounds Sterling, German Marks and French Francs. We manage our foreign exchange exposures from anticipated sales, accounts receivable, intercompany loans, firm purchase commitments and credit obligations through the use of naturally occurring offsetting positions (borrowing in local currency), forward foreign exchange contracts and foreign exchange rate swaps. The related amounts payable to, or receivable from, the contract counterparties are included in accounts payable or accounts receivable.

     Commodity Price Risk. We are exposed to fluctuation in market prices for purchases of zinc and silver used in the manufacturing process. We use commodity swaps, calls and puts to manage the risk of these fluctuations. The maturity of, and the quantities covered by, the contracts are closely correlated to our anticipated purchases of the commodities. The cost of the calls, and the premiums received from the puts, are amortized over the life of the contracts and are recorded in cost of goods sold, along with the effects of the swap, put and call contracts. The related amounts payable to, or receivable from, the counterparties are included in accounts payable or accounts receivable. See the "Risk Factors--Dependence of Zinc" section of this prospectus.


Sensitivity Analysis

     The analysis below is hypothetical and should not be considered a projection of future risks. Earnings projections are before tax.

     At fiscal 1998 year-end, the potential change in fair value of outstanding interest rate derivative instruments, assuming a 1% unfavorable shift in the underlying interest rates, would be a loss of $0.9 million. The net impact on reported earnings, after also including the reduction in one year's interest expense on the related debt due to the same shift in interest rates, would be immaterial.

     At fiscal 1998 year-end, the potential change in fair value of outstanding foreign exchange rate derivative instruments, assuming a 10% unfavorable change in the underlying foreign exchange rates would be a loss of $2.0 million. The net impact on future cash flows, after also including the gain in value on the related accounts receivable and contractual payment obligations outstanding at year-end due to the same change in exchange rates, would be a net gain of $0.7 million.

     At fiscal 1998 year-end, the potential change in fair value of outstanding commodity price derivative instruments, assuming a 10% unfavorable change in the underlying commodity prices would be a loss of $0.7 million. The net impact on reported earnings, after also including the reduction in cost of one year's purchases of the related commodities due to the same change in commodity prices, would be immaterial.

                                   BUSINESS

General

     We are the leading value brand and the third largest domestic manufacturer of general batteries. We are also the leading worldwide manufacturer of hearing aid batteries and the leading domestic manufacturer of rechargeable household batteries and certain other specialty batteries, including lantern batteries. In addition, we are a leading marketer of heavy duty batteries and battery-powered lighting products. We also market rechargeable batteries for cellular and cordless telephones and video camcorders.

     Rayovac is a well recognized brand name in the battery industry that was first used as a trademark for batteries in 1921. We attribute the longevity and strength of the Rayovac brand name to our high-quality products and to the success of our marketing and merchandising initiatives.

     We established our position as the leading value brand in the U.S. general alkaline battery market by historically focusing on mass merchandisers. We achieved this position by

     o offering batteries with quality and performance substantially equivalent to batteries offered by our principal competitors, but at lower prices

     o emphasizing innovative in-store merchandising programs

     o offering retailers attractive margins

     We have established our position as the leader in various specialty battery niche markets through continuous technological advances, creative distribution and marketing, and strong relationships with industry professionals and manufacturers.

     Over the last two years, we have broadened our distribution channels to now include mass merchandisers and warehouse clubs; food, drug and convenience stores; electronics specialty stores and department stores; hardware and automotive centers; specialty retailers; hearing aid professionals; industrial distributors; government agencies; and original equipment manufacturers. We market all of our branded products under the Rayovac[RegTM] name and selected products under sub-brand names including MAXIMUM[TM], Renewal[RegTM], Loud'n Clear[RegTM], ProLine[RegTM], Lifex[TM], Power Station[RegTM], Workhorse[RegTM], Roughneck, Extra[RegTM], XCell[RegTM] and AIRPOWER[RegTM],


Our Business Strategy

     In September 1996, we and our shareholders completed a recapitalization pursuant to which, among other things, affiliates of Thomas H. Lee Company acquired for cash approximately 80% of our then outstanding common stock. Upon completion of this recapitalization, we hired David A. Jones as our Chief Executive Officer to implement a new business strategy. This new strategy focuses on (1) continuing to reinvigorate the Rayovac brand name by raising consumer awareness through, among other things, focused marketing and advertising, (2) growing our market share by expanding distribution into new channels, increasing sales to under-penetrated channels and customers, launching new products, and selectively pursuing acquisitions and alliances,
(3) reducing costs by rationalizing manufacturing and distribution, better utilizing existing plant capacity, outsourcing products where appropriate, reducing working capital, and reducing corporate overhead and (4) improving employee productivity by increasing training and education, upgrading information systems, and implementing a pay-for-performance culture.

     To implement this new strategy, we have undergone a significant transformation since our 1996 recapitalization.

     Reorganized Sales, Marketing and Administration by Distribution Channel. We have realigned our marketing department, sales organization, supply chain and support functions to better serve our diverse customer needs. We have organized sales channel focused teams to serve the following distribution channels: mass merchandisers and warehouse clubs; food, drug and convenience stores; electronics specialty stores and department stores; hardware and automotive centers; speciality retailers; hearing aid professionals; industrial distributors; government agencies; and original equipment manufacturers. We believe that our sales to under-penetrated channels should increase as our dedicated teams focus on implementing channel-specific marketing strategies, sales promotions and customer service initiatives.

     Launched New Sales and Marketing Programs. We have developed and continue to implement broad new marketing initiatives. The major steps we have completed to date include (1) selecting Young & Rubicam as our advertising agency and launching our first major national advertising campaign for our full line of alkaline batteries, (2) launching a new and improved alkaline product line under the MAXIMUM[TM] sub-brand, (3) redesigning all product graphics and launching innovative new value packaging to convey a high-quality image and emphasize the Rayovac brand name and (4) extending our existing advertising contract with basketball superstar Michael Jordan to include his representation for all Rayovac products.

     Restructured Our Operations. In March 1998, we announced a second restructuring for our domestic and international operations. These plans are designed to maximize our production and capacity efficiencies, reduce fixed costs, upgrade existing technology and equipment, and improve customer service. Major elements of this restructuring include (1) consolidating our packaging operations at our Madison, Wisconsin plant, (2) outsourcing the manufacturing of heavy duty batteries and (3) closing certain of our existing manufacturing, packaging and distribution facilities. We recorded a charge of $9.5 million in fiscal 1998 for this restructuring program. We expect to record an additional $1.5 million of costs for this program in subsequent periods. We currently expect to have this restructuring completed in early 1999. We also expect that, after implementation of this restructuring, we will achieve approximately $5.0 million of annual aggregate cost savings.

     Under our 1997 restructuring plans, we took actions to rationalize our manufacturing and other costs. These actions included: (1) consolidating certain manufacturing operations at our facilities and closing other facilities, (2) outsourcing some products we previously manufactured and (3) implementing a significant organizational restructuring and additional measures to rationalize manufacturing, distribution and overhead costs. We believe that our current manufacturing capacity remains sufficient to meet our anticipated production requirements for the foreseeable future.

     Strengthened Our Senior Management Team. In addition to Mr. Jones, we have recruited experienced senior managers to fill key positions. Kent J. Hussey, who joined us as Executive Vice President of Finance and Administration and Chief Financial Officer, was subsequently promoted to the position of President and Chief Operating Officer. Merrell M. Tomlin, joined us as Senior Vice President of Sales and was subsequently promoted to Executive Vice President of Sales. Stephen P. Shanesy, joined us as our Senior Vice President of Marketing and was subsequently promoted to Executive Vice President and General Manager of General Batteries and Lights. Randall J. Steward, joined us as Senior Vice President of Corporate Development and was subsequently promoted to Chief Financial Officer. These new senior managers together have over 75 years of experience in the consumer products industry. In addition, we recently added a Vice President of Human Resources and a Vice President of Technology to further strengthen our management team. To provide continuity and retain significant battery industry expertise, our current management team includes several key members who worked with us prior to our 1996 recapitalization. After giving effect to the offerings made by this prospectus, our nine executive officers will beneficially own 3.7% of our outstanding common stock, without giving effect to the underwriters' over-allotment options, on a fully diluted basis.

     Reorganized Our Information Systems. We have established a Year 2000 project designed to remediate the impact of the Year 2000 issue on our hardware and software systems as well as other business processes. Core information technology systems for North America are being replaced by an integrated information system purchased from SAP that is Year 2000 compliant. The system is being implemented primarily to achieve operational efficiencies and, in addition, address Year 2000 issues. The SAP software has been configured and will be gradually tested and implemented by the fall of 1999. Our core technology systems for European operations are being modified with final testing scheduled for December 1998.


Our Growth Strategy

     We believe that we have significant growth opportunities in our businesses. We have developed strategies to increase our sales, profits and market share. Key elements of our growth strategy are:

     Continue to Reinvigorate the Rayovac Brand Name. We are committed to continuing to reinvigorate the Rayovac brand name. While the Rayovac brand name is widely recognized in all markets where we compete, it has lower brand awareness than the more highly advertised Duracell and Energizer brands. We have initiated an integrated advertising campaign using significantly higher levels of TV and print media. In 1997, we launched a reformulated alkaline battery, Rayovac MAXIMUM[TM]. This introduction was supported by new graphics, new packaging, a new advertising campaign, and aggressive introductory retail promotions. Our marketing and advertising initiatives are designed to increase consumer awareness of the Rayovac brand and to increase our retail sales by heightening customers' perceptions of the quality, performance and value of our products. These initiatives have increased domestic awareness of the Rayovac brand to over 80%, with a 20% increase in the quality and performance perceptions over the last year. In addition, through a third party, we are beginning efforts to license the Rayovac brand name for products that have the potential for high consumer awareness.

     Emphasize Our Value Brand Position. We believe that we are uniquely positioned in the general battery market as the value brand in an industry in which the leading three brands (Duracell, Energizer and Rayovac) account for approximately 90% of sales. We position our products to appeal to the large segment of the population that desire value brand products which are substantially equivalent in quality and performance to the products of our major competitors. For example, one of our pricing strategies is to offer more batteries than our brand name competitors for the same price.

     Expand Retail Distribution. Historically we have focused our sales and marketing efforts on the mass merchandiser distribution channel. As a result, for the 52 weeks ended November 21, 1998, we achieved a 21% market share of mass merchandiser domestic alkaline battery sales. For the most recent 12 weeks ended November 21, 1998, that market share was up to 26%. Both these amounts are up from our 19% market share of mass merchandiser domestic alkaline battery sales in the 52 weeks ended November 21, 1997. We believe that our value brand positioning and innovative merchandising programs also make us an attractive supplier to other retail channels. Accordingly, we have expanded our traditional focus on mass merchandisers to include other retail channels. These other retail channels represented $2.0 billion of annual industry sales or 72% of the general battery market. We have reorganized our marketing, sales, and sales representative organizations by retail channel in order to increase our market share by (1) gaining new customers, (2) selling existing customers a larger assortment of products, (3) offering a selection of products with high sell-through and (4) utilizing more aggressive and channel specific promotional programs. In September 1996, our products were sold in 36,000 stores. As of September 1998, we increased the number of stores selling our products to 63,000.

     Further Capitalize on Worldwide Leadership in Hearing Aid Batteries. We seek to increase our worldwide market share in the hearing aid battery segment
(1) by capitalizing on our leading technology and dedicated sales and marketing organizations and (2) through strategic acquisitions. We plan to continue to use Arnold Palmer as our spokesperson in our print media campaign for hearing aid battery products. We market hearing aid batteries in large multi-packs which have rapidly gained consumer favor. In November 1997, we acquired Brisco GmbH in Germany and Brisco B.V. in Holland. These firms package and distribute hearing aid batteries in customized packaging to hearing health care professionals in Germany, Holland and other European countries. In March 1998, we acquired the battery distribution business of Best Labs in St. Petersburg, Florida, a manufacturer of hearing instruments and distributor of hearing aid batteries in customized packaging. In 1998, we increased our worldwide unit market share of hearing aid batteries to 56% from 50%.

     Develop New Markets. We intend to continue to expand our business into new markets for batteries and related products both domestically and internationally by developing new products internally or through selective acquisitions. Our acquisitions may focus on expansion into new technologies, product lines or geographic markets and may be of significant size. We may also pursue joint ventures or other strategic marketing opportunities, where appropriate to expand our markets or product offerings.

     Recently, we entered into an agreement to acquire 99.6% of the outstanding common stock of ROV Limited, a marketer and manufacturer of a line of general batteries under the Rayovac name in many Latin American countries, other than Brazil. ROV Limited believes it has leading market positions for heavy duty batteries in the Dominican Republic and Venezuela, as well as certain other parts of Central America. However, it has only minimal alkaline battery sales. With our acquisition of ROV Limited, we will seek a share of the growing market for alkaline products in markets served by ROV Limited by combining our expertise in alkaline batteries with ROV Limited's broad distribution network. Completion of this acquisition also will allow us (1) to control the Rayovac brand name for use worldwide except in Brazil and (2) to use

ROV Limited's distribution network for other Rayovac products and as a platform for further international expansion.

     In March 1998, we acquired the retail portion of Direct Power Plus of New York, a full line marketer of rechargeable batteries and accessories for cellular phones and video camcorders. In addition, in conjunction with this acquisition, we launched a new line of rechargeable batteries into the $1 billion rechargeable batteries market for cellular and cordless telephones and video camcorders.

     Introduce New Niche Products. We have developed leading positions in several important niche markets. These include the markets for lantern batteries and lithium coin cells. We intend to continue to selectively pursue opportunities to exploit under-served niche markets and to enter high-growth specialty battery markets. In 1997, we entered the market for photo and keyless entry batteries. We recently introduced a line of products to serve the medical instrument and health services markets. In the lighting products segment, where market share is driven by new product introductions, we expect to introduce a number of attractively designed new products over the next twelve months. We intend to bring new products to this market in the future on a six-month cycle.

     Reposition the Renewal Rechargeable Alkaline Battery. Our Renewal rechargeable battery is the only rechargeable alkaline battery in the U.S. market. For fiscal 1998, it commanded a 69% market share of the domestic rechargeable household battery market through mass merchandisers and food and drug stores. Since our 1996 recapitalization, we have promoted Renewal's money-saving benefits and have lowered the price of Renewal rechargers to encourage consumers to purchase the system. To increase our market share for this product and the overall demand for our rechargeable batteries, we have focused our sales efforts for Renewal products on distribution channels which we believe are better suited to Renewal, such as electronics specialty stores. During 1998, we began shipping Renewal products to Radio Shack and also launched the sale of our Renewal battery systems in Europe.


Our Acquisition of ROV Limited

     On December 23, 1998, we entered into a Stock Purchase Agreement under which we agreed to acquire 99.6% of the outstanding common stock of ROV Limited for a purchase price of approximately $120 million. We have initiated discussions to acquire from a ROV Limited distributor the remaining 0.4% of ROV Limited's outstanding common stock, together with minority interests held by this distributor in certain of ROV Limited's subsidiaries. We intend to use the net proceeds raised from our sale of common stock in this offering, together with additional borrowings, to finance our acquisition of ROV Limited.

     ROV Limited, headquartered in Miami, Florida, believes it is a leading marketer and manufacturer of a line of batteries, including general purpose and heavy duty batteries, in many Latin American countries other than Brazil. ROV Limited also believes that it has a leading share of heavy duty battery sales in the Dominican Republic and Venezuela, as well as parts of Central America including Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua.

     ROV Limited was founded in 1982 as a spin-off of certain of the international operations of Rayovac Corporation, which was then owned by Inco, a Canadian conglomerate. Rayovac had begun conducting these international operations immediately following World War II and in the ensuing years had established manufacturing and/or distribution activities in Central and South America, the Caribbean, Africa, the Middle East and Asia. ROV Limited has held a license to use the Rayovac brand name and trademarks since it was founded. During its 16 year history, ROV Limited has established a significant presence in its markets as the value brand, similar to Rayovac's presence as the value brand in the U.S. general battery market. ROV Limited has an extensive network of distribution and production facilities in Central America, the Dominican Republic, Mexico, and Venezuela. It also distributes and markets batteries to other countries in South America, the Middle East and Africa. ROV Limited had sales of approximately $84 million in calendar 1997.

     While ROV Limited believes that it has leading market positions for heavy duty batteries in most of its markets, it has minimal alkaline battery sales. With our acquisition of ROV Limited, we will seek a share of the growing market for alkaline products in markets served by ROV Limited by combining our expertise in alkaline batteries with ROV Limited's broad distribution network. Completion of this acquisition also will allow us (1) to control the Rayovac brand name for use worldwide except in Brazil, where another party controls the Rayovac name and (2) to use ROV Limited's distribution network to distribute other Rayovac products in ROV Limited's existing markets and as a platform for further international expansion.

     Our purchase of ROV Limited depends upon the satisfaction or waiver of certain conditions, including due diligence and lender and other consents. We expect to complete our purchase of ROV Limited in February 1999. However, this offering is not conditioned upon completion of this purchase.


Other Recent Developments

     New Advertising and Promotional Campaign. To continue to increase brand awareness and to reinforce our value brand image, in October 1998, we launched a new $30 million advertising and promotional campaign starring basketball superstar Michael Jordan. This campaign features four new television commercials, a new print ad and new point-of-purchase support material, all utilizing Michael Jordan.

     Expansion into China. In 1998, we entered the Chinese battery market, the world's largest consumer market, with a line of alkaline batteries. We controlled the launch of our batteries into this market by using well established battery distributors, backed by television commercials and battery graphics featuring Michael Jordan.

     Strategic Alliance with 1-800-Batteries. To significantly increase our direct reach to customers and retailers, we recently formed a strategic alliance with 1-800-Batteries, the world's leading Internet and direct to consumer rechargeable battery marketer. In connection with this strategic alliance, we recently began installing state-of-the-art telephone hotline ordering systems in key retailers across the country. When consumers cannot find the batteries and accessories they need in a store, particularly batteries for cellular and cordless telephones, they can use this in-store system to order any Rayovac rechargeable batteries or other products for next day home delivery upon payment by credit card.

     Licensing of Rayovac Brand. To enhance and broaden Rayovac brand awareness, we recently hired Marathon Projects Ltd. as exclusive agent to license the Rayovac brand name in the United States, Canada, and Puerto Rico for use on products that have potential for high consumer awareness. Our two-year agreement with Marathon Projects provides that we approve all licensees and set quality standards for all licensed products.

     New Board Members. We have added two new board members with experience in consumer products. John Lupo currently is Executive Vice President of Sales and Marketing for Bassett Furniture Inc. He previously held numerous executive positions at Wal-Mart and has extensive retail merchandising background. Joseph Deering currently is President of the food equipment group of PreMark International Incorporated, a manufacturer and distributor of food service equipment. He has extensive experience in manufacturing and brand marketing.


Battery Industry

     The U.S. battery industry had aggregate sales in 1997 of approximately $4.3 billion as set forth below.



1997 U.S. Battery Industry Sales             (In billions)
   Retail:
   General ................................      $2.4
   Hearing aid ............................       0.2
   Other Speciality .......................       0.9
   Industrial, OEM and Government .........       0.8
                                                 ----
   Total ..................................      $4.3
                                                 ====

The U.S. battery industry has experienced steady growth as set forth below. The compound annual unit sales growth for this market since 1990 is 4%.


      RETAIL GENERAL BATTERY MARKET
     Total Retail General Batteries
     ------------------------------

[LINE CHART DATA]

              Dollars             Units
            (Millions)          (Millions)
1990           1834                2225
1991           1912                2358
1992           2003                2543
1993           2099                2715
1994           2192                2910
1995           2316                3071
1996           2395                3156
1997           2431                3246


     The U.S. battery industry is dominated by three manufacturers, Duracell, Eveready and Rayovac. Each of these firms manufactures and markets a wide variety of batteries. Together, these three firms accounted for approximately 90% of the U.S. retail general battery market in calendar 1997. Retail sales of general and specialty batteries represent the largest portion of the U.S. battery industry, accounting for approximately 80% of U.S. battery industry sales in 1997. Batteries are popular with many retailers because they provide attractive profit margins. As batteries are an impulse purchase item, increasing display locations in stores tends to generate increased sales.

     The growth in retail sales of general batteries in the United States is largely due to (1) the popularity and proliferation of battery-powered devices, such as remote controls, personal radios and cassette players, pagers, portable compact disc players, electronic and video games and battery-powered toys, (2) the miniaturization of battery-powered devices, which has resulted in consumption of a larger number of smaller batteries and (3) increased purchases of multiple-battery packages for household "pantry" inventory. These factors have increased the average household usage of batteries from an estimated 23 batteries per year in 1986 to an estimated 36 batteries per year in 1997.

     Similar to general retailing trends, increased battery sales through mass merchandisers and warehouse clubs have driven the overall growth of retail battery sales. Mass merchandisers accounted for 66% of the total increase in general battery retail dollar sales from 1993 through 1997 and, together with warehouse clubs, accounted for 41% of total retail battery sales in 1997.

     In 1997, retail sales of hearing aid batteries were approximately $219 million in the United States and $565 million worldwide. Over the last five years, retail sales of hearing aid batteries have grown at a compound annual rate of 7% in the United States and 5% worldwide. Growth in the hearing aid battery market has been driven by (1) an aging population, (2) increases in hearing instrument device sales driven by technological advances, including miniaturization, which provides higher cosmetic appeal and improved amplification and (3) higher replacement rates of smaller hearing instruments.

     Other markets in which we operate include those for replacement watch and calculator batteries, photo batteries and lithium coin cells. The market for replacement watch and calculator batteries had worldwide sales of approximately $924 million in 1997. The market for photo batteries had worldwide sales of approximately $660 million in 1997. The market for lithium coin cells had worldwide sales of approximately $56 million in 1997.

Products

     We develop, manufacture and market a wide variety of batteries and battery-powered lighting devices. Our broad line of products includes:

     o general batteries, including alkaline, heavy duty and rechargeable alkaline batteries

     o specialty batteries, including hearing aid, watch, photo, keyless entry, and personal computer clock, memory back-up batteries, rechargeable batteries for cordless telephones and rechargeable batteries, battery chargers and accessories for cellular phones and camcorders

     o lighting products and lantern batteries

Our general batteries (D, C, AA, AAA and 9-volt sizes) are used in devices such as radios, remote controls, personal radios and cassette players, pagers, portable compact disc players, electronic and video games and battery-powered toys, as well as a variety of battery-powered industrial applications. Our button cell specialty batteries are used in smaller devices, such as hearing aids and watches. Our lithium coin cells are used in cameras, calculators, communication equipment, medical instrumentation and personal computer clocks and memory back-up systems. Our lantern batteries are used almost exclusively in battery-powered lanterns. Our lighting products include flashlights, lanterns and similar portable products.

     Net sales data for our products as a percentage of net sales for fiscal 1996, the three-month transition period, fiscal 1997 and fiscal 1998 are set forth below.



                                                                   Percentage of Company Net Sales
                                                     ------------------------------------------------------------
                                                                          Three-month
                                                                           Transition           Fiscal Year
                                                        Fiscal Year       Period Ended             Ended
                                                      Ended June 30,     September 30,         September 30,
                                                     ----------------   ---------------   -----------------------
                                                           1996               1996           1997         1998
Product Type                                         ----------------   ---------------   ----------   ----------
 Battery Products:
 Alkaline ........................................          43.6%             41.4%           45.0%        49.1%
 Heavy Duty ......................................          12.2              12.7            10.4          7.8
 Rechargeable Batteries ..........................           7.1               5.1             5.5          5.4
 Hearing Aid .....................................          14.6              14.3            14.8         14.8
 Other Specialty Batteries .......................           8.6              10.1             9.8          9.1
                                                           -----             -----           -----        -----
   Total .........................................          86.1              83.6            85.5         86.2
 Lighting Products and Lantern Batteries .........          13.9              16.4            14.5         13.8
                                                           -----             -----           -----        -----
   Total .........................................         100.0%            100.0%          100.0%       100.0%
                                                           =====             =====           =====        =====

Battery Products

     A description of our major battery products including their typical uses is set forth below.

-------------------------------------------------------------------------
                 General Batteries                    Hearing Aid
                                                       Batteries
-------------------------------------------------------------------------
 Technology      Alkaline         Zinc              Zinc Air
 -------------------------------------------------------------------------
 Types/          - Disposable     Heavy Duty        --
 Common          - Rechargeable   (Zinc Chloride)
 Name:
 -------------------------------------------------------------------------
 Brand;          Rayovac;         Rayovac           Rayovac; Loud'n
 Sub-brand       MAXIMUM,                           Clear, ProLine,
 Names(1):       Renewal,                           Best Labs,
                 Power                              Ultracell
                 Station                            XCell and
                                                    AIRPOWER
 -------------------------------------------------------------------------
 Sizes:          D, C, AA, AAA, 9-volt(2)           5 sizes
                 for both Alkaline and Zinc
 -------------------------------------------------------------------------
 Typical Uses:   All standard household             Hearing
                 applications including             aids
                 pagers, personal radios
                 and cassette players,
                 remote controls and a
                 wide variety of
                 industrial applications
-------------------------------------------------------------------------

-------------------------------------------------------------------------
                 Other Specialty Batteries                    Lantern
                                                              Batteries
-------------------------------------------------------------------------
 Technology      Lithium      Silver       Lithium Ion,       Zinc
                                           Nickel Metal
                                           Hydride, Nickel
                                           Cadmium and
                                           Sealed Lead
                                           Acid
-------------------------------------------------------------------------
 Types/          --           --           Rechargeable       Lantern
 Common                                                       (Alkaline, Zinc
 Name:                                                        Chloride and
                                                              Zinc Carbon)
-------------------------------------------------------------------------
 Brand;          Rayovac;     Rayovac      Rayovac            Rayovac
 Sub-brand       Lifex
 Names(1):
-------------------------------------------------------------------------
 Sizes:          5 primary    10 primary   35 sizes           Standard
                 sizes        sizes                           lantern
-------------------------------------------------------------------------
 Typical Uses:   Personal     Watches      Cellular           Beam lanterns,
                 computer                  telephones,        Camping
                 clocks and                camcorders and     lanterns
                 memory                    cordless
                 back-up                   telephones
-------------------------------------------------------------------------

(1) Rayovac also produces and supplies private label brands in selected categories.

(2) Rayovac does not produce 9-volt rechargeable batteries.


     Products

     Alkaline Batteries. Alkaline batteries are based on technology which first gained widespread application during the 1980s. Alkaline batteries provide greater average energy per cell and considerably longer service life than traditional zinc chloride (heavy duty) or zinc carbon (general purpose) batteries, the dominant battery types throughout the world until the 1980s. Alkaline performance superiority has resulted in alkaline batteries steadily displacing zinc chloride and zinc carbon batteries. In the domestic retail general battery market, for instance, alkaline batteries represented approximately 87% of total battery unit sales in calendar 1997, despite higher per battery prices than zinc batteries.

     We produce a full line of alkaline batteries, including D, C, AA, AAA and 9-volt size batteries for both consumers and industrial customers. Our alkaline batteries are marketed and sold primarily under the Rayovac MAXIMUM brand, although we also engage in limited private label manufacture of alkaline batteries. AA and AAA size batteries are often used with smaller electronic devices such as remote controls, photography equipment, personal radios and cassette players, pagers, portable compact disc players and electronic and video games. C and D size batteries are generally used in devices such as flashlights, lanterns, radios, cassette players and battery-powered toys. 9-volt size batteries are generally used in fire alarms, smoke detectors and communication devices.

     We regularly test the performance of our alkaline batteries against those of our competitors across a number of applications and battery sizes. We use American National Standards Institute testing criteria, the standardized testing criteria generally used by industry participants to evaluate battery performance, as well as our own specific product device testing, which we believe may provide more relevant information to consumers. Although relative performance varies based on battery size and device tests, we have found that the average performance of our alkaline batteries and those of our competitors are substantially equivalent. Our performance comparison results are corroborated by published independent test results.

     For the 52 weeks ended November 21, 1998, we had a 12% alkaline battery unit market share in the domestic market and a 21% alkaline battery unit market share of sales through the mass merchandiser retail channel.

     Heavy Duty Batteries. Heavy duty batteries include zinc chloride batteries designed for low and medium-drain battery-powered devices such as lanterns, flashlights, radios and remote controls. In March 1998, we announced a restructuring of our operations, which included the outsourcing of manufacturing of heavy duty batteries.

     For the 52 weeks ended November 21, 1998, we had a 31% heavy duty battery unit market share of sales through mass merchandiser, food and drug stores. Generally, the size of the domestic heavy duty battery market has been decreasing because of increased sales of alkaline batteries for uses traditionally served by non-alkaline batteries.

     Rechargeable Batteries. Our Renewal rechargeable battery is the only rechargeable alkaline battery in the U.S. market. It commanded a 69% market share of the rechargeable household battery market through mass merchandiser, food and drug stores for the 52 weeks ended November 21, 1998. Since our 1996 recapitalization, we have lowered the price of Renewal rechargers by 33% to encourage consumers to purchase the system and shifted Renewal's marketing message from its environmental benefits to its money-saving benefits. Renewal batteries present a value proposition to consumers because they can be recharged over 25 times, providing 10 times the energy of disposable alkaline batteries at only twice the retail price. In addition, alkaline rechargeables are superior to nickel cadmium rechargeables (the primary competing technology) because they provide more energy between charges, are sold fully charged, retain their charge longer and are environmentally safer. Certain technology underlying our Renewal line of rechargeable alkaline batteries could be made available to our competitors under certain circumstances. See the "Risk Factors--Limited Intellectual Property Protection" section of this prospectus.

     Hearing Aid Batteries. We were the largest worldwide seller of hearing aid batteries in fiscal 1998. For the 52 weeks ended June 30, 1998, we had a market share of approximately 56% of worldwide hearing aid sales. In addition, we strengthened this worldwide leadership position with the acquisition of Brisco. Our strong market position is the result of (1) our hearing aid battery products having advanced technological capabilities and consistent product performance and (2) our strong distribution system and extensive marketing program for these products. Hearing aid batteries are produced in several sizes and are designed for use with various types and sizes of hearing aids. We produce five sizes and two types of zinc air button cells for use in hearing aids. We sell these batteries under the Loud'n Clear, ProLine, Extra, XCell and AIRPOWER brand names and under several private labels, including Beltone, Miracle Ear, Siemens and Starkey. We were the pioneer and currently are the leading manufacturer of the smallest (5A and 10A size) hearing aid batteries. Zinc air is a highly reliable, high energy density, lightweight battery system with performance superior to that of traditional hearing aid batteries. Our zinc air button cells offer consistently strong performance, capacity and reliability based on ANSI testing criteria as applied by us.

     Other Specialty Batteries. Our other specialty battery products include non-hearing aid button cells, lithium coin cells, photo batteries, keyless entry batteries and medical batteries, as well as rechargeable nickel cadmium, nickel metal hydride, lithium ion and sealed lead acid batteries. We produce button and coin cells for watches, cameras, calculators, communications equipment and medical instrumentation. Our Lifex lithium coin cells are high-quality lithium batteries with certain performance advantages over other lithium battery systems. These products are used in calculators and personal computer clocks and memory back-up systems. Lifex lithium coin cells have outstanding shelf life and excellent performance. Our rechargeable lithium ion, nickel metal hydride, nickel cadmium and sealed lead acid batteries are sourced for use in cellular telephones, camcorders and cordless telephones.


     Battery Merchandising and Advertising

     Alkaline and Rechargeable Batteries. Since our 1996 recapitalization, we have substantially revised our merchandising and advertising strategies for general batteries. Key elements of our strategies include:

     o building the awareness and image of the Rayovac brand name

     o focusing on the reformulated MAXIMUM alkaline product line

     o improving consumer perceptions of the quality and performance of our products

     o upgrading and unifying product packaging and launching innovative new value packaging

     o solidifying our position as the value brand

     We position our products to appeal to the large segment of the population that desires value brand products which are of quality and performance substantially equivalent to the products of our major competitors in the general battery market, but at a lower price. One pricing strategy we use to demonstrate our value positioning is offering more batteries than our brand name competitors for the same price. We also work with individual retail channel participants to develop unique merchandising programs and promotions and to provide retailers with attractive profit margins to encourage retailer brand support.

     In the three fiscal years prior to our 1996 recapitalization, we spent substantially all of our advertising budget on our Renewal product line. Our advertising campaign was designed by Young & Rubicam and shifted our advertising efforts to our MAXIMUM alkaline products. In 1997, we launched our first major national advertising campaign. This campaign is designed to increase awareness of the Rayovac brand and to heighten customers' perceptions of the quality, performance and value of our products. We engaged Michael Jordan as a spokesperson for our general battery products under a contract which extends through 2004. This contract may not be cancelled or terminated by Mr. Jordan without cause prior to its expiration. These initiatives have increased domestic awareness of the Rayovac brand to over 80%, with a 20% increase in quality and performance perceptions over the last year. In addition, through a third party, we are beginning efforts to license the Rayovac brand name for products that have the potential for high consumer awareness.

     Several of our principal competitors in the U.S. general battery market have introduced on-the-label battery testers for alkaline batteries. In response, we developed an on-the-label tester for our alkaline batteries. Our consumer testing, indicated, however, that on-the-label testers are difficult to use, prone to failure and do not represent a significant marketing advantage. As a result, we decided not to implement these testers.

     We substantially overhauled our marketing strategy for our Renewal rechargeable batteries in 1997 to focus on the economic advantages of Renewal rechargeable batteries and to position the Renewal rechargers at lower, more attractive price points. As part of our marketing strategy for rechargeable batteries, we actively pursue original equipment manufacturer arrangements and other alliances with major electronic device manufacturers.

     Hearing Aid Batteries. To market and distribute our hearing aid battery products, we continue to use a highly successful national print advertising campaign featuring Arnold Palmer, a binaural wearer and user of Rayovac hearing aid batteries. Mr. Palmer has been extremely effective in promoting the use of hearing aids, expanding the market and communicating the specific product benefits of our hearing aid batteries. Our agreement with Mr. Palmer may not be cancelled or terminated by him without cause prior to its expiration in June 2000. To reach the largest potential market for hearing aid batteries, we have developed a national print advertising campaign in selected publications such as Modern Maturity. We pioneered the use of multipacks and intend to further expand multipack distribution in additional professional and retail channels. Additionally, we believe that we have developed strong relationships with hearing aid manufacturers and audiologists, the primary sellers of hearing aids, and will seek to further penetrate the professional market for hearing aid products.

     To further our marketing and distribution capability in hearing aid batteries, in March 1998, we acquired the battery distribution portion of Best Labs, a Florida distributor of hearing aid batteries and a manufacturer of hearing instruments. We have also established relationships with major Pacific Rim hearing aid battery distributors to take advantage of anticipated global market growth. In addition, we believe that the acquisition of Brisco has enabled us to further penetrate European markets for hearing aid batteries.

     Other Specialty Batteries. Our marketing strategies for our other specialty batteries focus on leveraging our brand name and strong market position to promote our specialty battery products. With the acquisition of Direct Power Plus in March 1998, we now compete in the retail market for rechargeable specialty batteries and accessories for use with cellular and cordless telephones and camcorders. We have redesigned our product graphics and packaging of other specialty battery products to achieve a uniform brand appearance with our other products and to generate greater brand awareness and loyalty. In addition, we plan to continue to develop relationships with manufacturers of communications equipment and other products in an effort to expand our share of the non-hearing aid button cell market. We believe there to be significant opportunity for growth in the photo and keyless entry battery markets and we seek to further penetrate the replacement market for these products. We have recently introduced a line of products to serve the medical instrument and health services markets.

     With regard to lithium coin cells, we seek to further penetrate the original equipment manufacturer portable personal computer market. We also seek to broaden our customer base by focusing additional marketing and distribution efforts on telecommunication and medical equipment manufacturers.


Lighting Products and Lantern Batteries

     Products

     We are a leading marketer of battery-powered lighting devices, including flashlights, lanterns and similar portable products for the retail and industrial markets. For the 52 weeks ended November 21, 1998 our products accounted for 12% of aggregate lighting product retail dollar sales in the mass merchandiser retail market segment. We have established our position in this market based on innovative product features, consistent product quality and creative product packaging. In addition, we endeavor to regularly introduce new products to stimulate consumer demand and promote impulse purchases.

     We also produce a wide range of consumer and industrial lantern batteries. For the 52 weeks ended June 30, 1998, we held a 30% unit market share in the lantern battery market. This market has experienced a decline in recent years due to the declining use of this product for highway construction barricades.


     Merchandising and Advertising

     Our marketing strategy for our lighting products and lantern batteries focuses on leveraging our strong brand name, regularly introducing new products, utilizing innovative packaging and merchandising programs, and promoting impulse buying and gift purchases.


Sales and Distribution

     General

     After the 1996 recapitalization, we reorganized our sales force by distribution channel. As a result of this reorganization, we maintain separate U.S. sales forces primarily to service (1) our retail sales and distribution channels and (2) our hearing aid professionals, industrial distributor and original equipment manufacturer sales and distribution. In addition, we use a network of independent brokers to service participants in selected distribution channels. In conjunction with our broader cost rationalization initiatives, we have reduced the number of our independent brokers and sales agents from over 100 in 1996 to approximately 50 currently. We also maintain our own sales force of approximately 30 employees in Europe to promote the sale of all of our products.

     Historically most of our sales of our hearing aid batteries have been through hearing aid professionals. In March 1998, we acquired the hearing aid battery distribution portion of Best Labs, improving further our hearing aid battery distribution to hearing aid professionals. We are actively engaged in efforts to increase sales through retail channels.


     Retail

     In the retail segment, we have realigned our sales resources to create a sales force dedicated to each of our retail distribution channels. Our primary retail distribution channels include: (1) mass merchandisers, both national and regional, and warehouse clubs, (2) food, drug and convenience stores, (3) electronics specialty stores and department stores, (4) hardware and automotive centers, (5) specialty retailers, (6) automotive aftermarket dealers, (7) military sales and (8) catalog showrooms. We work closely with individual retailers to develop unique product promotions and to provide them with the opportunity for attractive profit margins to encourage brand support. We focus sales for our Renewal product line on distribution channels which we believe are more suited for this product, such as electronics specialty stores. In this respect during 1998, we began shipping Renewal products to Radio Shack and also launched the sale of our Renewal battery in Europe.

     Our sales efforts in the retail channel focus on sales and distribution to national mass merchandisers, in particular the Wal-Mart, Kmart and Target chains. These three firms collectively accounted for 55% of industry sales growth in the domestic alkaline battery market over the past five calendar years. Our sales strategy for these and other mass merchandisers includes increasing market share for all of our products by using account specific programs and a separate sales and marketing team dedicated to these large retailers.

     Our ongoing sales strategy is to penetrate further particular retail distribution channels, including home centers, hardware stores, warehouse clubs and food and drug stores. Our strategy for these retail channels is (1) to develop creative and focused marketing campaigns that emphasize the performance parity and consumer cost advantage of the Rayovac brand and (2) to tailor specific promotional programs unique to these distribution channels.

     Industrial and Original Equipment Manufacturers

     In the industrial battery market, we service three sales and distribution channels: (1) contract sales to governments and related agencies, (2) maintenance repair organizations, including buying groups and (3) office product supply companies. The primary products we sell to this market include alkaline, heavy duty, and lantern batteries and flashlights. Maintenance repair organizations generally sell to contractors and manufacturers. We are a major supplier of battery and lighting products to W.W. Grainger, the largest maintenance repair organization. The office product supply channel includes sales to both professional and retail companies in the office product supply business.

     In the original equipment manufacturers sales channel, we actively pursue original equipment manufacturer arrangements and other alliances with major electronic device manufacturers for our rechargeable batteries. Through strong relationships that we have developed with hearing aid manufacturers, we are able to use the original equipment manufacturer channel for the sale and distribution of our hearing aid batteries. We plan to continue to develop relationships with manufacturers of communications equipment and other products in an effort to expand our share of the non-hearing aid button cell market. We plan to penetrate further the original equipment manufacturer portable personal computer market and broaden our customer base for lithium coin cells. To achieve this goal, we intend to focus additional sales and distribution efforts on telecommunications and medical equipment manufacturers.


Manufacturing and Raw Materials

     We manufacture batteries in the United States and the United Kingdom. In March 1998, we announced manufacturing changes which included (1) consolidating our packaging operations at our Madison, Wisconsin plant and (2) closing our Appleton, Wisconsin plant and relocating the affected manufacturing operations for lithium batteries to our Portage, Wisconsin facility. Since our 1996 recapitalization, we have closed our Newton Aycliffe, United Kingdom and Kinston, North Carolina facilities and shifted their manufacturing operations to our other facilities. We have also outsourced the manufacture of certain lighting products. These efforts have increased our plant capacity utilization and eliminated some of our underused manufacturing capacity.

     During the past five years, we have expended significant resources on capital improvements, including the modernization of many of our manufacturing lines and manufacturing processes. These manufacturing improvements have enabled us to increase the quality and service life of our alkaline batteries and to increase our manufacturing capacity. In March 1998, we agreed to purchase from Matsushita a new high speed alkaline battery manufacturing production line for our Fennimore, Wisconsin plant which we expect to begin operations in early calendar 1999. We estimate costs associated with the implementation of this new manufacturing line will be approximately $1.0 million. We expect this new high speed manufacturing line to increase our production capacity for AA size batteries by up to 50%. Our investment in this new manufacturing technology and production capacity follows our investment of an aggregate of $32.7 million from fiscal 1993 through fiscal 1995 in the modernization and expansion of product lines at our Fennimore plant.

     Zinc powder, electrolytic manganese dioxide powder and steel are the most significant raw materials we use to manufacture batteries. There are a number of worldwide sources for all necessary raw materials that we use to manufacture batteries. We believe that we will continue to have access to adequate quantities of these materials at competitive prices. Based on our anticipated production requirements of zinc powder we regularly engage in forward purchases and hedging transactions to effectively manage raw material costs and inventory. See the "Risk Factors--Dependence on Zinc" section of this prospectus.


Research and Development

     Our research and development strategy is to purchase or license state-of-the-art manufacturing technology from third parties and to develop such technology through our own research and development efforts.

     In March 1998, we announced the extension of our existing alkaline battery technology agreement with Matsushita. Under this agreement, we have a non-exclusive license to use Matsushita's highly advanced designs, technology and manufacturing equipment for alkaline batteries, including all developments and innovations to them, through March 2003. After that time, we are entitled to license the technology as it exists at March 2003, through March 2023. Matsushita may not cancel or terminate our battery technology license prior to its expiration other than for "cause" as described in that license.

     Our research and development efforts focus primarily on improving the performance and lowering the cost of our existing products and technologies. In recent years, our efforts have led to advances in alkaline, heavy duty and lithium chemistries, as well as zinc air hearing aid batteries and enhancements of licensed rechargeable alkaline technology.

     We believe that continued development efforts are important in light of the continually evolving nature of battery technology. We credit the competitive performance of our products to our recent development efforts. In the hearing aid battery segment, our research and development group maintains close alliances with the developers of hearing aid devices and often works in conjunction with these developers to prepare new product designs. The success of these efforts is most recently demonstrated by our development of the two smallest (5A and 10A size) hearing aid batteries. Our research and development efforts in the lighting products and lantern batteries segment are focused on the development of new products. Further, we continue to partner with the U.S. government in research efforts to develop new battery technology.

     Our research and development group includes approximately 95 employees. The expense for some of our research and development employees is funded by U.S. government research contracts. Our expenditures for research and development were approximately $6.2 million for fiscal 1998, $6.2 million for fiscal 1997, $1.5 million for the transition period and $5.4 million for fiscal 1996. See the "--Patents, Trademarks and Licenses" section of this prospectus.


Information Systems

     We completed an initial reorganization of our information systems function by (1) hiring an experienced Chief Information Officer, (2) outsourcing mainframe computer operations, (3) completing an enterprise software system analysis and selection and (4) retaining outside consultants to modernize and upgrade our data processing and telecommunications infrastructure. We have established a Year 2000 project designed to remediate the impact of the Year 2000 issue on our hardware and software systems as well as other business processes. Core information technology systems for North America are being replaced by an integrated information system purchased from SAP that is Year 2000 compliant. The SAP software has been configured and will be gradually tested and implemented by the fall of 1999. See the "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000" and the "Risk Factors--Risks Associated With Year 2000" sections of this prospectus.


Patents, Trademarks and Licenses

     Our success and ability to compete depends in part upon our technology. We rely upon a combination of patent, trademark and trade secret laws, together with licenses, confidentiality agreements and other contractual covenants, to establish and protect our technology and other intellectual property rights. See the "Risk Factors--Limited Intellectual Property Protection" section of this prospectus.

     We own or license from third parties a considerable number of patents and patent applications throughout the world, primarily for battery product improvements, additional features and manufacturing equipment. In

March 1998, we announced the extension of our existing alkaline battery technology agreement with Matsushita. Under this agreement, we license Matsushita's highly advanced designs, technology and manufacturing equipment, including all developments and innovations to them, through March 2003. After that time, we are entitled to license the technology as it exists through March 2023.

     We also use a number of trademarks in our business, including Rayovac[RegTM], MAXIMUM[TM], Renewal[RegTM], Loud'n Clear[RegTM], Power Station[RegTM], ProLine[RegTM], Lifex[TM], Smart Pack[RegTM], Best Labs[RegTM], Ultracell[RegTM], XCell[RegTM], AIRPOWER[RegTM], Smart[TM] Strip, Workhorse[RegTM] and Roughneck[RegTM]. We rely on both registered and common law trademarks in the United States to protect our trademark rights. The Rayovac[RegTM] mark also is registered in countries outside the United States, including in Europe and the Far East. We do not have any right to the trademark "Rayovac" in Brazil, where the mark is owned by an independent third-party battery manufacturer. In addition, ROV Limited has the exclusive, perpetual, royalty-free license in many countries outside the United States, including Latin America, other than Brazil, for the use of certain of our trademarks, including the "Rayovac" mark, in connection with zinc carbon and alkaline batteries and certain lighting devices. Upon completion of our purchase of ROV Limited, we will control this license.

     We have obtained a non-exclusive license to use certain technology underlying our rechargeable battery line to manufacture rechargeable batteries in the United States, Puerto Rico and Mexico and to sell and distribute batteries worldwide based on this licensed technology. This license terminates with the expiration in 2015 of the last-expiring patent covering the licensed technology. We also rely upon other licensed technology in the manufacture of our products.


Competition

     We believe that the markets for our products are highly competitive. Duracell and Eveready are our primary battery industry competitors. Both Duracell and Eveready have substantially greater financial and other resources and greater overall market share than we have. Although other competitors have sought to enter the U.S. battery market, we believe that new market entrants would need significant financial and other resources to develop brand recognition and the distribution capability necessary to serve this market. Substantial capital expenditures would be required to establish U.S. battery manufacturing operations, although potential competitors could import their products into the U.S. market. We and our primary competitors enjoy significant advantages in having established brand recognition and distribution channels. See the "Risk Factors-Very Competitive Business" section of this prospectus.

     In February 1998, Duracell announced the introduction of a new line of alkaline batteries under the name Duracell Ultra in the AA and AAA size categories. Duracell markets this line as providing increased performance in certain high-drain battery-powered devices, including cellular phones, digital cameras and palm-sized computers. Duracell began shipping this new line to retailers in May 1998. Based on our preliminary analysis of this new product line in comparison to our technology and technology generally available in the market, the marketing strategies announced by Duracell on introduction of the new line, and the premium pricing for the product, we do not anticipate that this new product line will have a significant impact on our results of operations. However, the eventual impact on sales cannot be predicted with certainty.

     In May 1998, Eveready announced the introduction of Energizer Advanced Formula alkaline batteries, available in all cell sizes. Energizer claims that these products will provide superior performance in high-drain battery-powered devices and improved performance in all other battery-powered device categories. The Energizer Advanced Formula alkaline batteries were first available in the summer of 1998. Despite these competitive launches, we have continued to build volume and market share. We look to continue upgrading our alkaline technology to remain competitive. We expect to phase new upgrades into our alkaline product line in the coming year.

     In the U.S. market for general batteries, competition is based on brand name recognition, perceived quality, price, performance, product packaging and design innovation, as well as creative marketing, promotion and distribution strategies. In comparison to the U.S. battery market, the international general battery market has more competitors, is as highly competitive and has similar methods of competition.

     Competition in the hearing aid battery industry is based upon reliability, performance, quality, product packaging and brand name recognition. Our primary competitors in the hearing aid battery industry include Duracell, Energizer and Panasonic.

     The battery-powered lighting device industry is also very competitive. It includes a greater number of competitors than the U.S. battery industry, including Black & Decker, Mag-Lite and Energizer. Some competitors in this industry also have greater financial and other resources than we have.


Employees

     As of September 30, 1998, we had approximately 2,200 full-time employees. A significant number of our factory employees are represented by four labor unions. We believe our relationship with our employees is good. There have been no work stoppages involving Rayovac employees since 1991. See Note 2(e) to our consolidated financial statements.


Properties and Equipment

     The following table sets forth information regarding our manufacturing sites in the United States and the United Kingdom:



Location                  Product                                               Owned/Leased   Square Feet
------------------------- ---------------------------------------------------- -------------- ------------
Fennimore, WI ........... Alkaline batteries and Renewal rechargeable          Owned            176,000
                            batteries
Portage, WI ............. Zinc air and silver button cells                     Owned             62,000
Appleton, WI ............ Lithium coin cells and alkaline computer batteries   Owned             60,000
Wonewoc, WI ............. Battery-powered lighting products and lantern        Leased            90,000
                            batteries
Washington, UK .......... Zinc air button cells                                Leased            63,000

     We also lease approximately 250,000 square feet of space in Madison, Wisconsin for our corporate headquarters and technology center.

     From fiscal 1993 through fiscal 1995 we have invested in all of our major battery facilities. During this period, we invested approximately $33 million for the expansion at our Fennimore, Wisconsin plant. Additional investments in zinc air battery production have helped us to increase output and precision of assembly as well as to increase the capacity of critical component manufacturing. Our investments in lithium coin cell production have been used to build capacity for newly developed sizes of lithium coin cells and to increase capacity of the largest volume sizes of such cells. As part of our 1998 restructuring plans, our Madison, Wisconsin plant has phased out the manufacture of heavy duty batteries, to be sourced instead from other suppliers. As well, we will close our Appleton, Wisconsin plant and, after completion of a 39,000 square foot expansion at our Portage facility, move the Appleton manufacturing operations to Portage. In addition, in March 1998 we agreed to purchase from Matsushita a new high speed alkaline battery manufacturing production line for our Fennimore, Wisconsin plant. We expect this new line to increase our production capacity for AA size batteries by up to 50%.

     The following table sets forth information regarding Rayovac's packaging and distribution sites:



       Location                         Owned/Leased     Square Feet
       -----------------------------   --------------   ------------
       Billinghausen, GER ..........       Owned             5,000
       Madison, WI .................       Owned           158,000
       Middleton, WI ...............      Leased           220,000
       Lavergne, TN ................      Leased            65,000
       Hayward, CA .................      Leased            38,000

     As part of our 1998 restructuring plan, we are centralizing our packaging operations into one location at our Madison, Wisconsin plant and are closing our Newton Aycliffe, United Kingdom facility. In addition, in March 1998, we sold our Kinston, North Carolina facility.

     We believe that our facilities, in general, are adequate for our present and currently foreseeable needs.

Environmental Matters

     Because of the nature of our operations, our facilities are subject to a broad range of federal, state, local and foreign laws and regulations relating to the environment. These include laws and regulations that govern:

     o discharges to the air, water and land

     o the handling and disposal of solid and hazardous substances and wastes

     o remediation of contamination associated with releases of hazardous substances at our facilities and at off-site disposal locations

     We have a proactive environmental management program that includes the use of periodic comprehensive environmental audits to detect and correct practices that may violate environmental laws or are inconsistent with best management practices. There are no pending proceedings against us alleging that we are or have been in violation of environmental laws, and we are not aware of any such proceedings contemplated by governmental authorities. We are, however, subject to certain proceedings under CERCLA or similar state laws, as described below. Based on information currently available to our management, we believe that we are substantially in compliance with applicable environmental regulations at our facilities. However, we cannot provide any assurance of our compliance in the future.

     We have from time to time been required to address the effect of past activities on the environmental condition of our properties, including without limitation the effect of releases from underground storage tanks. Several of our facilities have been in operation for decades and are constructed on fill that includes, among other materials, used batteries containing various heavy metals. We have accepted a deed restriction on one such property instead of conducting remedial activities, and may consider similar actions at other properties if appropriate.

     We have applied to the Tennessee Department of Environment and Conservation for participation in its Voluntary Cleanup Oversight and Assistance Program with respect to our former manganese processing facility in Covington, Tennessee. If we enter into a consent order with TDEC, we will conduct a site investigation to determine the extent of the cleanup required at the Covington facility. We cannot assure you, however, that our participation in this program will preclude this site from being added to the federal National Priorities List as a Superfund site. The investigation and remediation of federal Superfund sites are subject to extensive and stringent procedural requirements that can significantly increase the expense of responding to contamination at any given site. There can also be a stigma associated with being identified as a Superfund site. Groundwater monitoring conducted at this site during maintenance of solid waste lagoons on site after closure of our facility, and groundwater testing beneath former process areas on the site, indicate that there are elevated levels of certain inorganic contaminants in the groundwater underneath the site. The inorganic contaminants include, but are not limited to, manganese. We have completed closure of these lagoons and remediation of a stream that borders the site. We cannot predict the outcome of our investigation of the site and we cannot assure you that we will not incur material liabilities in the future with respect to this site.

     We have been and are subject to several proceedings related to our disposal of industrial and hazardous waste at off-site disposal locations. These proceedings are under CERCLA or similar state laws that hold persons who "arranged for" the disposal or treatment of such substances strictly liable for the costs incurred in responding to the release or threatened release of hazardous substances from such sites. Current and former owners and operators of such sites, and transporters of waste who participated in the selection of such sites, are also strictly liable for such costs. Liability under CERCLA is generally "joint and several," so that a responsible party under CERCLA may be held liable for all of the costs incurred at a particular site. However, as a practical matter, liability at such sites generally is allocated among all of the viable responsible parties. Some of the most significant factors for allocating liabilities to persons that disposed of wastes at Superfund sites are the relative volume of waste such persons sent to the site and the toxicity of such waste. Except for the Velsicol Chemical and Morton International proceedings described below, we do not believe that any of our pending CERCLA or similar state matters, either individually or in the aggregate, will have a material impact on us.

     We have been named as a defendant in two lawsuits in connection with a Superfund site located in Bergen County, New Jersey (Velsicol Chemical Corporation, et al, v. A.E. Staley Manufacturing Company, et al., and

Morton International, Inc. v. A.E. Staley Manufacturing Company, et al., United States District Court for the District of New Jersey, both filed July 29,
1996). Approximately 100 defendants were originally named in these lawsuits; as a result of settlements with smaller contributors, about 50 defendants remain in the actions. These lawsuits involve contamination at the site of a former mercury processing plant and the watershed of a nearby creek. One case was brought by the current owner of the property and the other case by a former owner. The complaints in the two cases are identical, with four counts alleging claims for contribution under CERCLA, the New Jersey Spill Act, the Federal Declaratory Judgment Act and common law. The plaintiffs allege that we arranged for the treatment or disposal of hazardous substances at the site and that, as a result, we are liable to them for contribution toward the costs of investigating and remediating the site.

     No amount of damages is specified in either complaint. The Remedial Investigation/Feasibility Study of the site was commenced in the fall of 1997. Plaintiff's counsel estimates the cost of this study to be $4 million. Evidence developed in discovery to-date indicates that the amount of materials that we sent to this site is relatively small compared to certain large, financially viable companies that generated a large percentage of the materials sent to the site. Nonetheless, we are one of the ten largest generators of hazardous substances named in the lawsuits. The cost to remediate the Bergen County site has not been determined and we cannot predict the outcome of these proceedings. See the "Risk Factors--Environmental Matters" section of this prospectus.

     We are currently completing remedial projects at a few of our facilities and these projects have not caused us to incur material expenditures. However, we have not conducted invasive testing to identify all potential risks and, given the age of our facilities and the nature of our operations and prior operations at our facilities, we cannot provide any assurance that we will not incur material liabilities in the future with respect to our current or former facilities. In addition, we may be named as a potentially responsible party at additional sites in the future, and the costs associated with such additional sites may be material. If previously unknown contamination of property underlying or in the vicinity of our manufacturing facilities or at our off-site disposal locations is discovered, we could be required to incur material unforeseen expenses. If this occurs, it may have a material adverse effect on us.

     As of September 30, 1998 we have reserved $1.5 million for known on-site and off-site environmental liabilities. We cannot assure you that this amount will ultimately be adequate to cover our environmental liabilities.


Legal Proceedings

     In the ordinary course of business, various suits and claims are filed against us. We have been named as a defendant in two lawsuits in connection with a Superfund site located in Bergen County, New Jersey (Velsicol Chemical Corporation, et al v. A.E. Staley Manufacturing Company, et al., and Morton International, Inc. v. A.E. Staley Manufacturing Company, et al., United States District Court for the District of New Jersey, both filed July 29, 1996). For a discussion of the principal parties, the factual basis alleged to underlie the proceedings and the relief sought, see the "Business--Environmental Matters" section of this prospectus and the "Risk Factors--Environmental Matters" section of this prospectus. Other than the Velsicol Chemical and Morton International proceedings, we are not party to any legal proceedings which, in the opinion of our management, are material to us. We do not have sufficient information at this time to make a judgement about the impact on us of the Velsicol Chemical and Morton International proceedings.

                                  MANAGEMENT

     Set forth below is certain information, as of October 1, 1998, regarding each of our directors and executive officers:



Name                          Age                    Position and Offices
--------------------------   -----   ----------------------------------------------------
    David A. Jones            49     Chairman of the Board and Chief Executive Officer
    Kent J. Hussey            52     President, Chief Operating Officer and Director
    Roger F. Warren           57     President/International and Contract MicroPower
                                     and Director
    Trygve Lonnebotn          60     Executive Vice President of Operations and Director
    Stephen P. Shanesy        42     Executive Vice President and General Manager of
                                     General Batteries and Lights
    Merrell M. Tomlin         46     Executive Vice President of Sales
    Randall J. Steward        44     Senior Vice President of Finance and Chief
                                     Financial Officer
    Kenneth V. Biller         50     Senior Vice President of Operations
    James A. Broderick        55     Vice President, General Counsel and Secretary
    Joseph W. Deering         58     Director
    John S. Lupo              52     Director
    Scott A. Schoen           40     Director
    Thomas R. Shepherd        68     Director
    Warren C. Smith, Jr.      42     Director

     Mr. Jones has served as our Chairman of the Board of Directors and our Chief Executive Officer since September 12, 1996. From September 1996 to April 1998 Mr. Jones also served as our President. Between February 1995 and March 1996, Mr. Jones was Chief Operating Officer, Chief Executive Officer and Chairman of the Board of Directors of Thermoscan, Inc., a manufacturer and marketer of infrared ear thermometers for consumer and professional use. From 1989 to September 1994, he served as President and Chief Executive Officer of The Regina Company, a manufacturer of vacuum cleaners and other floor care equipment. In addition, Mr. Jones currently serves as a director of Ladd Furniture, Inc. Mr. Jones has over 25 years of experience working in the consumer durables industry, most recently in management of operations, manufacturing and marketing.

     Mr. Hussey is a director of Rayovac and has served as our President and Chief Operating Officer since April 1998. Since he joined us in October 1996, Mr. Hussey had also served as our Executive Vice President of Finance and Administration and the Chief Financial Officer. From 1994 to 1996, Mr. Hussey was Vice President and Chief Financial Officer of ECC International, a producer of industrial minerals and specialty chemicals. From 1991 to July 1994 he served as Vice President and Chief Financial Officer of The Regina Company.

     Mr. Warren is a director of Rayovac and has served as our President/International and Contract MicroPower since 1996. Mr. Warren joined us in 1985 and has held several positions, including Executive Vice President and General Manager and Senior Vice President and General
Manager/International. Mr. Warren is also a director of Bolder Technologies Corporation.

     Mr. Lonnebotn is a director of Rayovac and, since 1985, has served as our Executive Vice President of Operations. He first joined us in 1965.

     Mr. Shanesy has been our Executive Vice President and General Manager of General Batteries and Lights since April 1998. Beginning in December 1997, Mr. Shanesy has served as our Senior Vice President of Marketing and the General Manager of General Batteries and Lights. From January 1998 to December 1996, Mr. Shanesy was our Senior Vice President of Marketing and the General Manager of General Batteries. Prior to joining us, from 1993 to 1996 Mr. Shanesy was Vice President of Marketing of Oscar Mayer. From 1991 to 1993 he was the Director of Marketing of Oscar Mayer. Prior to that time and since 1983, Mr. Shanesy has various marketing positions with Kraft Foods.

     Mr. Tomlin has been our Executive Vice President of Sales since October 1998. Mr. Tomlin joined Rayovac in October 1996 as Senior Vice President of Sales. From March 1996 to September 30, 1996, Mr. Tomlin served as Vice President Sales of Braun of North America/Thermoscan. From August 1995 to March 1996, he served as Vice President Sales of Thermoscan, Inc. Prior to that time, Mr. Tomlin was Vice President of Sales of various divisions of Casio Electronics.

     Mr. Steward has been our Senior Vice President of Finance and Chief Financial Officer since April 1998. Mr. Steward joined us in March of 1998 as our Senior Vice President of Corporate Development. From October 1997 to March 1998, Mr. Steward worked as an independent consultant, primarily with Thermoscan, Inc. and Braun AG, where he assisted with financial and operational issues. From March 1996 to September 1997, Mr. Steward served as President and General Manager of Thermoscan, Inc. From January 1992 to March 1996, he served as Executive Vice President of Finance and Administration and Chief Financial Officer of Thermoscan, Inc. Prior to January 1992, Mr. Steward was a Finance Director for a division of Medtronic Inc.

     Mr. Biller has been our Senior Vice President of Operations since August 1998. From January to August 1998, he was Senior Vice President of Manufacturing/Supply Chain. Prior to that time and since 1996 he was our Senior Vice President and General Manager of Lighting Products & Industrial and since 1995 was our Vice President and General Manager of Lighting Products & Industrial. Mr. Biller joined us in 1972 and has held several positions with us, including Director of Technology/Battery Products and Vice President of Manufacturing.

     Mr. Broderick is our Vice President, General Counsel and Secretary. He has held these positions since 1985.

     Mr. Deering has been a director of Rayovac since July of 1998 and has been President for the food equipment group of PreMark International, Incorporated since 1992. Previously Mr. Deering served as President for Leucadia Manufacturing and President and Chief Executive Officer for Tomkins Industries. Mr. Deering is also a director of both Quadlux Inc. and Trion, Inc.

     Mr. Lupo has been a director of Rayovac since July of 1998 and has been Executive Vice President for Sales and Marketing for Bassett Furniture Industries, Inc. since October 1998. From April 1998 to October 1998, Mr. Lupo served as a consultant in the consumer products industry. Prior to that time and since August 1996, Mr. Lupo served as Senior Vice President and Chief Operating Officer for the international division of Wal-Mart Stores, Inc.

     Mr. Schoen has been a director of Rayovac since our 1996 recapitalization. He is a Managing Director of Thomas H. Lee Company, which he joined in 1986. In addition, Mr. Schoen is a Vice President of Thomas H. Lee Advisors I and Thomas
H. Lee Advisors II. Mr. Schoen is also a Trustee of THL Equity Trust III the general partner of THL Equity Advisors Limited Partnership III, which is the general partner of Thomas H. Lee Equity Fund III L.P., He is also a Trustee of THL Equity Trust IV, the general partner of THL Equity Advisors IV, LLC, which is the general partner of Thomas H. Lee Equity Fund IV, L.P. Mr. Schoen also is a director of Syratech Corporation, TransWestern Communications Corp. and several private corporations.

     Mr. Shepherd has been a director of Rayovac since our 1996 recapitalization. He is a Managing Director of Thomas H. Lee Company and has been engaged as a consultant to Thomas H. Lee Company since 1986. In addition, Mr. Shepherd is an Executive Vice President of Thomas H. Lee Advisors I and an officer of various other affiliates of Thomas H. Lee Company. He is also a director of General Nutrition Companies, Inc. and several private corporations.


     Mr. Smith has been a director of Rayovac since our 1996 recapitalization. He has been employed by Thomas H. Lee Company since 1990 and currently serves as a Managing Director of Thomas H. Lee Company. In addition, Mr. Smith is a Vice President of Thomas H. Lee Advisors I and T.H. Lee Mezzanine II. Mr. Smith is also a Managing Director and Member of THL Equity Advisors Limited Partnership III, which is the general partner of Thomas H. Lee Equity Fund III L.P. He is also a Managing Director and Member of THL Equity Advisors IV, LLC, which is the general partner of Thomas H. Lee Equity Fund IV, L.P. He is also a director of Finlay Enterprises, Inc., Finlay Fine Jewelry Corporation and several private corporations.

                      PRINCIPAL AND SELLING SHAREHOLDERS


     The following table sets forth certain information with respect to beneficial ownership of our common stock by (1) each of our directors and executive officers, (2) each beneficial owner of more than 5% of our outstanding common stock and (3) those of our shareholders who are selling common stock in this offering. It also sets forth certain information with respect to beneficial ownership of our common stock by all of our directors and executive officers as a group. The information in this table is provided as of December 16, 1998 (except set forth in the footnotes hereto) and after giving effect to the sale of the shares of our common stock offered under this prospectus, including the sales of shares of our common stock upon full exercise of the overallotment options granted to the underwriters.

                                                                                                          Shares of Common Stock
                                                                                                         beneficially owned after
                                                                            Shares          Shares          the offerings and
                                             Shares of Common Stock         being         subject to      assuming full exercise
                                            beneficially owned prior       offered      over-allotment  of over-allotment options
SELLING SHAREHOLDERS                          to the offerings (2)      hereby (3)(4)     options (3)             (2)(3)
------------------------------------------ --------------------------- --------------- ---------------- --------------------------
Directors, Executive Officers               Number of   Percentage of                                    Number of   Percentage of
and 5% Shareholders (1)                       shares        class                                          shares        class
------------------------------------------ ----------- ---------------                                  ----------- --------------
Thomas H. Lee Equity Fund III,
 L.P. (4) ................................  9,928,579        36.1%        1,386,720         648,312      7,893,547        25.1%
 75 State Street, Ste. 2600
 Boston, MA 02109
THL--CCI Limited Partnership (5) .........  1,042,405         3.8           145,592          68,067        828,746         2.6
 75 State Street, Ste. 2600
 Boston, MA 02109
Thomas H. Lee Foreign Fund III,
 L.P. (4) ................................    615,051         2.2            85,904          40,161        488,986         1.6
 75 State Street, Ste. 2600
 Boston, MA 02109
David A. Jones (6) .......................    405,141         1.5            41,352          28,886        334,903         1.1
Kent J. Hussey (7) .......................     90,967           *            22,131           6,214         62,622           *
Roger F. Warren (8) ......................    392,902         1.4            43,906          29,233        319,763         1.0
Stephen P. Shanesy (9) ...................     65,382           *             6,692           4,456         54,234           *
Kenneth V. Biller (10) ...................     96,787           *            10,010           6,665         80,112           *
Merrell M. Tomlin (11) ...................     49,095           *             5,707           3,800         39,588           *
James A. Broderick (12) ..................    141,476           *             6,679          10,235        124,562           *
Trygve Lonnebotn (13) ....................    311,190         1.1            30,509          21,312        259,369           *
Randall J. Steward (14) ..................     17,121           *             3,145             302         13,674           *
Scott A. Schoen (4)(15) ..................     50,036           *             6,988           3,267         39,781           *
Thomas R. Shepherd (15) ..................     26,061           *             3,640           1,702         20,719           *
Warren C. Smith, Jr. (4)(15) .............     41,703           *             5,825           2,723         33,155           *
Joseph W. Deering (16) ...................      7,000           *               883              85          6,032           *
John S. Lupo (17) ........................      2,000           *               883              85          1,032           *
All directors and executive officers
 of the Company as a group (14
 persons) (4)(14)(15) ....................  1,696,861         6.0%          188,350         118,965      1,389,546         4.3

                                                   (continued on following page)

                                                                                                        Shares of Common Stock
                                                                                                       beneficially owned after
                                                                          Shares          Shares          the offerings and
                                          Shares of Common Stock          being         subject to      assuming full exercise
                                         beneficially owned prior        offered      over-allotment  of over-allotment options
SELLING SHAREHOLDERS                       to the offerings (2)       hereby (3)(4)     options (3)             (2)(3)
-------------------------------------- ----------------------------- --------------- ---------------- --------------------------
                                        Number of    Percentage of                                     Number of   Percentage of
                                          shares         class                                           shares        class
                                       ----------- -----------------                                  ----------- --------------
Other Officers
--------------------------------------
Paula A. Bauer (18) ..................      13,975      *              3,905            765             9,305           *
Patrick L. Gore (19) .................       8,313      *              3,671            352             4,290           *
John P. Ridlehoover (20) .............      13,135      *              2,596            800             9,739           *
Gary E. Wilson .......................      75,691      *              6,871          5,226            63,594           *
Dale R. Tetzlaff (21) ................      95,291      *             21,420          5,609            68,262           *
Paul Cheeseman (22) ..................       7,813      *              3,450            331             4,032           *
Mark Joslyn (23) .....................       3,125      *              1,380            133             1,612           *
Raymond L. Balfour (24) ..............     143,200      *             62,232          6,148            74,820           *
Linda G. Pauls Fleming ...............       7,400      *              2,933            339             4,128           *

Other Selling Shareholders
---------------------------------------
45 persons, each of whom is selling
 less than 7,400 shares of common
 stock and will beneficially own
 on an aggregate basis less than
 1% of the outstanding common
 stock after these offerings .........     262,600    1.0%           101,842         12,677           148,081           *

                                          Shares of Common Stock
                                           beneficially owned(2)
                                       -----------------------------
                                                    Percentage of
                                        Number of  class prior to
OTHER 5% SHAREHOLDERS                     shares    the offerings
-------------------------------------- ----------- -----------------
FMR Corp. (25)
 82 Devonshire Street
 Boston, MA 02109-3614 ...............   3,447,700   12.5
State of Wisconsin Investment
 Board (26)
 121 E. Wilson St.,
 P.O. Box 7842
 Madison, WI 53107 ...................   1,996,600    7.3

----------------
* Less than 1%

(1) Addresses are given only for beneficial owners of more than 5% of our outstanding shares of common stock.

(2) Unless otherwise noted and except to the extent that authority is shared by spouses under applicable law, the nature of beneficial ownership is sole voting and/or investment power. Shares of our common stock not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days of date of this prospectus are treated as outstanding only for purposes of determining the number and percent of outstanding shares of common stock owned by that person or group.




                                         (footnotes continued on following page)

 (3) Under the Shareholders' Agreement among Rayovac and certain of its shareholders, dated as of September 12, 1996, as amended as of August 1, 1997, the shareholder may include shares of Rayovac common stock in certain registered offerings that we initiate. The number of shares set forth represents the shareholder's pro rata proportion, determined in accordance with this Shareholders' Agreement, of the shares of Rayovac common stock to be offered for sale in these offerings by all selling shareholders in aggregate. The selling shareholder may determine not to offer or sell any shares in these offerings, or to offer and sell less than the shares shown. In addition, the number of shares of common stock offered and sold by the selling shareholder may change in accordance with the terms of this Shareholders' Agreement. These changes will be made prior to effectiveness of this registration statement.

 (4) Each of (a) THL Equity Advisors III Limited Partnership, the general partner of the Thomas H. Lee Equity Fund III, L.P. and Thomas H. Lee Foreign Fund III, L.P., (b) THL Equity Trust III, the general partner of THL Equity Advisors III Limited Partnership, (c) Thomas H. Lee, Scott A. Schoen, Warren C. Smith, Jr. and other managing directors of Thomas H. Lee Company, as Trustees of THL Equity Trust III and (d) Thomas H. Lee as sole shareholder of THL Equity Trust III, may be deemed to be beneficial owners of the shares of common stock held by these funds. Each of these persons maintains a principal business address at Suite 2600, 75 State Street, Boston, MA 02109. Each of these persons disclaims beneficial ownership of all shares.

 (5) Each of (a) THL Investment Management Corp., the general partner of THL-CCI Limited Partnership and (b) Thomas H. Lee, as director and sole shareholder of THL Investment Management Corp., may be deemed to be beneficial owners of the shares of common stock held by THL-CCI Limited Partnership. Each of these persons maintains a principal business address at Suite 2600, 75 State Street, Boston, MA 02109.

 (6) Includes 364,630 shares subject to currently exercisable options. Shares of common stock beneficially owned prior to these offerings includes 2,957 shares which represent Mr. Jones' proportional interest in the Thomas H. Lee Equity Fund III, L.P. This proportional interest would be 2,351 shares after the offering if the underwriters fully exercise their over-allotment options, but before giving effect to the allocation of fees and obligations to the Thomas H. Lee Equity Fund III, L.P. This allocation would reduce the number of shares representing Mr. Jones' proportional interest in the Thomas H. Lee Equity Fund III, L.P. Mr. Jones disclaims beneficial ownership of these shares.

 (7) Includes 61,524 shares subject to currently exercisable options.

 (8) Includes 91,158 shares subject to currently exercisable options.

 (9) Includes 45,579 shares subject to currently exercisable options.

(10) Includes 45,579 shares subject to currently exercisable options.

(11) Includes 45,579 shares subject to currently exercisable options.

(12) Includes 20,000 shares subject to currently exercisable options.

(13) Includes 68,368 shares subject to currently exercisable options.

(14) Includes 7,121 shares subject to currently exercisable options.

(15) Represents the proportional interest in THL-CCI Limited Partnership. In the case of Mr. Smith, it also includes 9,786 shares which Mr. Smith may be deemed to beneficially own as a result of Mr. Smith's children's proportional beneficial interest in THL-CCI Limited Partnership. The proportional interests of Mr. Smith's children in THL-CCL Limited Partnership after the offerings would be 7,780 shares, if the underwriters fully exercise their over-allotment options, but before giving effect to the allocation of fees and obligations to THL-CCI Limited Partnership.

(16) Includes 2,000 shares subject to options which are currently exercisable.

(17) Represents shares subject to options which are currently exercisable.

(18) Includes 8,975 shares subject to currently exercisable options.

(19) Includes 7,813 shares subject to currently exercisable options.

(20) Includes 8,975 shares subject to currently exercisable options.


                                         (footnotes continued on following page)

(21) Includes 10,000 shares subject to currently exercisable options.

(22) Includes 7,813 shares subject to currently exercisable options.

(23) Includes 3,125 shares subject to currently exercisable options.

(24) Includes 20,000 shares subject to currently exercisable options.

(25) Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of the shares listed as a result of acting as investment adviser to various investment companies, including Fidelity Contrafund which owns 2,678,500 shares, or 9.7%, of Rayovac's common stock outstanding. FMR Corp., Edward C. Johnson 3rd and members of the Edward C. Johnson 3rd family may also be deemed to beneficially own the shares of Common Stock reported as being beneficially owned by Fidelity. Based on information provided to Rayovac as of December 17, 1998 and a Schedule 13G filed by such entity on July 9, 1998.

(26) Based on information provided by such entity to Rayovac as of December 14, 1998.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS


     The following summaries of certain of our indebtedness do not purport to be complete and are qualified in their entirety by reference to the provisions of the various agreements and indentures related thereto. We encourage you to read these agreements and indentures, copies of which have been filed with the SEC. See the "Where You Can Find More Information" section of this prospectus.


The Amended and Restated Credit Agreement

     Under an Amended and Restated Credit Agreement dated as of December 30, 1997, we have available senior bank facilities in an aggregate amount of $160.0 million. A copy of the this agreement is attached as an exhibit to our Registration Statement on Form S-3 (Registration No. 333-49281), filed on April 2, 1998. We encourage you to obtain and read a copy of this agreement.

     Our Amended and Restated Credit Agreement provides for a five-year reducing revolving line of credit of up to $90.0 million for working capital loans reduced by outstanding letters of credit of up to $10.0 million, and a five-year amortizing line of credit of up to $70.0 million for qualifying acquisitions during a one-year commitment period expiring December 31, 1998. We are currently in discussions with a number of potential financing sources to arrange for additional borrowings by us, including borrowings to finance our acquisition of ROV Limited.

     As of September 30, 1998, we had outstanding indebtedness of $77.2 million under our revolving line of credit, $5.8 million under outstanding letters of credit and $7.8 million under our acquisition line of credit.

     Our revolving line of credit will be reduced by $10 million on December 31, 1999 and by an additional $15 million on each of December 31, 2000 and December 31, 2001. It expires on December 31, 2002.

     We must repay loans under our acquisition line of credit on a quarterly basis starting on March 31, 1999. From March 31, 1999 through December 31, 2000 our quarterly repayment rate will be 5% of the balance outstanding under the acquisition line of credit as of December 31, 1998. From March 31, 2001 through December 31, 2002 our quarterly repayment rate will be 7.5% of the outstanding balance of the acquisition facility as of December 31, 1998.

     Our borrowings under these lines of credit bear interest at either Bank of America National Trust and Savings Association's base rate or at IBOR plus 0.75% at September 30, 1998. We may choose which rate applies. In addition, performance-based reductions of, and increases to, these rates may apply. We also incur standard letter of credit fees and other commitment fees to issuing institutions.

     ROV Holding, Inc., our wholly owned subsidiary, guarantees our indebtedness under our Amended and Restated Credit Agreement.

     Indebtedness under the Amended and Restated Credit Agreement also is secured by liens on all of our and our domestic subsidiaries' personal property and assets, now owned or acquired later. The security for this indebtedness includes (1) our pledge of the stock of our existing and future domestic subsidiaries, (2) our pledge of up to 65% of the stock of our existing and future foreign subsidiaries, other than dormant subsidiaries, (3) subject to certain exceptions, all real property now owned or acquired later and (4) any inter-company debt obligations. Our pledge of our stock of our subsidiaries extends not only to the stock of subsidiaries which we own directly, but also to the stock of subsidiaries which one of our wholly owned domestic subsidiaries owns. The provisions of the Series B Indenture limit our ability to borrow under these facilities.

     Our Amended and Restated Credit Agreement contains financial and other restrictive covenants that are customary for credit facilities of this type. These include covenants that require us to maintain a specified minimum interest coverage ratio and a specified maximum leverage. Covenants in our Amended and Restated Credit Agreement also restrict our ability to incur additional indebtedness, create liens, make investments or specified payments, give guarantees, merge or acquire or sell assets, and undertake certain other activities.

     There will be an "Event of Default" under our Amended and Restated Credit Agreement if, among other things (in certain cases, subject to customary grace periods):

     o we fail to make a payment under that agreement when due

     o we default under certain other agreements or instruments of indebtedness

     o we fail to comply with a covenant under that agreement

     o we breach any representations and warranties under that agreement

     o we, or certain of our subsidiaries, becomes bankrupt or insolvent

     o one or more judgments are entered against us in excess of specified amounts

     o we, or certain of our subsidiaries, default under a pension plan

     o the security interests in our collateral held by the lenders are or become impaired

     o a subsidiary's guarantee is invalid

     o we undergo a "change of control" (as defined in that agreement)


The 10-1/4% Series B Senior Subordinated Notes

     Pursuant to an Indenture dated as of October 22, 1996, we issued $100 million of the Senior Subordinated Notes to repay bridge financing incurred in connection with our 1996 recapitalization. On March 11, 1997, we completed our offer to exchange those notes for $100 million-in-principal amount of Series B Senior Subordinated Notes which were registered under the Securities Act of 1933. On December 29, 1997, we redeemed $35 million of the outstanding principal amount of the Series B Notes with the proceeds of our initial public equity offering. As a result, we have $65 million principal amount of 10-1/4% Series B Senior Subordinated Notes outstanding which are governed by the Indenture. A copy of the Indenture is attached as an exhibit to our Registration Statement on Form S-1 (Registration No. 333-17895), filed on December 13, 1996. We encourage you to obtain and read a copy of this Indenture.

     Our Series B Notes bear interest at a rate of 10-1/4% per year, payable semiannually on May 1 and November 1. They are general unsecured obligations of Rayovac. They rank behind all of our and our subsidiaries' current and future senior debt. The Series B Notes effectively rank below all liabilities, including trade payables, of our subsidiaries which have not guaranteed the Series B Notes.

     ROV Holding, Inc. has unconditionally guaranteed our obligations under the Series B Notes. Upon our acquisition of ROV Limited, ROV Limited and several of its subsidiaries may be required to guarantee our obligations under the Series B Notes. These guarantees rank behind the current and future senior debt of the subsidiaries which provide them, including their guarantees of obligations under our existing or future senior credit facilities and other senior debt obligations which they may guarantee from time to time.

     We cannot redeem the Series B Notes until November 1, 2001. On or after that date, we can redeem some or all of the Series B Notes at any time at the prices specified below, expressed as percentages of the principal amount, plus accrued and unpaid interest through the applicable redemption date, if redeemed during the 12-month period beginning November 1 of the years indicated below:



Year                                  Percentage
---------------------------------   -------------
   2001 .........................       105.125%
   2002 .........................       103.417%
   2003 .........................       101.708%
   2004 and thereafter ..........       100.000%

     We have already exercised our right to buy back up to 35% of the outstanding Series B Notes with money that we raise in one or more public equity offerings at any time before October 22, 1999. On December 29, 1997, we applied $38.2 million of the net proceeds of our initial public offering in November 1997 to redeem or repurchase Series B Notes in the aggregate principal amount of $35 million. We paid 109.25% of the face amount of the Series B Notes, plus interest for this purchase.

     If we go through a change of control, we must give holders of the Series B Notes the opportunity to sell their Series B Notes to us at 101% of their face amount, plus accrued and unpaid interest. We might not be able to pay the required price for Series B Notes presented to us at the time of a change of control, because we might not have enough funds at that time, or the terms of our senior debt may prevent us from paying.

A change of control for this purpose means:


   (1) any transactions in which a person or group becomes the beneficial owner of (a) 50% or more of the voting power of our voting stock and (b) more of our voting power than is at that time beneficially owned by affiliates of Thomas H. Lee Company; or


   (2) when the individuals who were members of our Board of Directors as of October 22, 1996 (the date of the Indenture) whose elections to our Board of Directors were approved by the Directors who were on the Board as of that date, no longer constitute a majority of our Directors then in office; or


   (3) the sale, lease, transfer or other disposition in one or a series of related transactions of all or substantially all our assets.


     We may also have to use the cash proceeds from a sale of our assets to offer to buy back Series B Notes at their face amount, plus accrued interest.


     The Series B Indenture limits what we and many of our subsidiaries may do. The provisions of the Series B Indenture limit our ability to:


   o incur more debt

   o issue preferred stock

   o pay dividends and make distributions

   o make certain restricted payments

   o issue or sell stock of wholly owned subsidiaries

   o agree to restrict dividend or other payments from subsidiaries

   o make certain investments

   o repurchase stock

   o purchase or repay certain debt that ranks equal to the Series B Notes before a scheduled sinking fund payment date or maturity

   o engage in any sale and leaseback transaction

   o incur debt that is senior to the Series B Notes but junior to any other senior debt

   o create or incur liens

   o enter into transactions with affiliates

   o merge or consolidate

   o transfer and sell assets


     These covenants are subject to a number of important exceptions set forth in the Series B Indenture.


     The Indenture permits us to deem certain of our subsidiaries to be unrestricted subsidiaries and thereby not be subject to all restrictions of the Indenture. The Indenture contains standard events of default, including (in certain cases subject to customary grace periods) (1) defaults in payment of principal, premium or interest, (2) defaults in compliance with the covenants in the Indenture, (3) cross defaults on more than $5 million of other indebtedness, (4) failure to pay more than $5 million of judgments and (5) certain events of bankruptcy by us and certain of our subsidiaries.


                        SHARES ELIGIBLE FOR FUTURE SALE

     Once the offerings made by this prospectus and the related international prospectus are complete, we will have 31,480,271 shares of common stock outstanding, excluding 5,199,795 shares of our common stock which are reserved for issuance under options granted under our employee and director benefit plans. Of these shares, 7,827,507 shares previously were sold in our initial public offering in November 1997 and 6,371,700 shares previously were sold by certain of our shareholders in the secondary offering in June 1998.


     Except to extent that they are held by persons considered to be our "affiliate" as defined under the Securities Act of 1933, the 14,199,207 shares of our common stock sold in these prior offerings are, and the 6,000,000 shares to be sold in these offerings will be, freely tradeable without restriction or further registration under the Securities Act of 1933. However, such shares may be subject to restrictions on resale agreed to in the lock-up agreements described below.

     Shares of our common stock held by persons that are our "affiliates" as defined under the Securities Act of 1933, will be subject to the resale limitations of Rule 144 under that Act. In addition, substantially all our other outstanding shares of common stock will be eligible for resale pursuant to Rule 144 after the 90-day lock-up period.

     In general, under Rule 144, a person, or a group of persons if their shares are required to be aggregated, who for at least one year has beneficially owned shares of our common stock that have not been registered under the Securities Act of 1933 or that were acquired from one of our "affiliates" as defined under that Act is entitled to sell shares of common stock subject to certain limitations. The person or group may not sell within any three-month period a number of shares that is more than the greater of (1) one percent of the number of then outstanding shares of our common stock and
(2) the average weekly reported trading volume during the four calendar weeks preceding the sale. The sales of the person or group under Rule 144 also are subject to notice requirements and to there being current information publicly available about Rayovac. Also, these sales must be made in unsolicited brokers' transactions or to a market maker.

     A person, or a group of persons if their shares are required to be aggregated, who is not our "affiliate" during the three months preceding a sale and who had beneficially owned shares of our common stock for at least two years is entitled to sell those shares without regard to the volume, notice, information and manner of sale provisions of Rule 144.

     In November 1997, we registered on a registration statement on Form S-8 shares of our common stock issuable upon the exercise of options granted to our employees and directors under our stock option and incentive plans. Currently, we have reserved an aggregate of 2,724,598 shares of our common stock for issuance upon the exercise of outstanding options granted to our employees and directors. Except for any shares held by persons that are our "affiliates" as defined under the Securities Act of 1933, shares issued upon exercise of these options are freely tradeable.

     We cannot predict the effect, if any, that sales of shares of our common stock or the availability of shares of our common stock for sale will have on the prevailing market price of our common stock. However, sales of significant amounts of our common stock, or the perception that significant sales of our common stock may occur, could adversely affect the prevailing market price of our common stock. Significant sales of shares of our common stock could also impair our ability to raise capital by issuing additional equity securities. See the "Risk Factors--Shares Eligible for Future Sale; Potential for Adverse Effect on Stock Price; Registration Rights" section of this prospectus.

     In lock-up agreements entered into in connection with these offerings, we and certain of our existing shareholders, executive officers and directors have agreed, for a lock-up period of 90 days after the date of this prospectus, not to make certain dispositions of any shares of our common stock. The shareholders, executive officers and directors who have executed these lock-up agreements hold in aggregate approximately 12.9 million shares of our common stock, and include affiliates of Thomas H. Lee Company. The persons subject to these lock-up agreements have agreed, subject to certain exceptions, not to directly or indirectly:

   o offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option or right or warrant for the sale of, or otherwise dispose of or transfer, in any way, any shares of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition

   o file a registration statement under the Securities Act of 1933 for the foregoing

   o enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters. The restrictions of the lock-up agreements do not apply:

   o to the sale to the underwriters of the shares of common stock in these offerings

   o to the issue of shares of common stock upon the exercise of outstanding stock options

   o to the issue of options pursuant to our stock option plans

     In connection with our 1996 recapitalization, we, the affiliates of Thomas
H. Lee Company which purchased shares of common stock in our recapitalization and certain of our other shareholders entered into a Shareholders' Agreement. This agreement restricts certain transfers of the shares of Rayovac beneficially owned by the parties to it. This agreement also provides that, subject to certain limitations, these affiliates of Thomas H. Lee Company and their permitted transferees have demand registration rights with respect to their shares of our common stock. These affiliates of Thomas H. Lee Company and certain of our other shareholders also have certain piggyback registration rights. See the "Risk Factors--Shares Eligible for Future Sale; Potential for Adverse Effect on Stock Price; Registration Rights" section of this prospectus.

                       CERTAIN UNITED STATES FEDERAL TAX
                  CONSIDERATIONS FOR NON-UNITED STATES HOLDERS


     The following is a general discussion of certain United States federal income and estate tax considerations with respect to the ownership and disposition of common stock applicable to non-U.S. holders. In general, a "non-U.S. holder" is any holder of common stock other than: (1) a citizen or resident of the United States, (2) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, (3) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or (4) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States persons have the authority to control all substantial decisions of the trust.

     This discussion is based on current law, which is subject to change (possibly with retroactive effect), and is for general information only. This discussion does not address all aspects of federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, nor does it address any aspects of state, local or non-United States taxes. Further, it does not consider non-U.S. holders subject to special tax treatment under the federal tax laws (including but not limited to banks and insurance companies, dealers in securities, traders in securities that elect mark-to-market accounting treatment and holders of common stock held as part of a "straddle," "hedge," or "conversion transaction"). Accordingly, prospective investors are urged to consult their tax advisors regarding the United States federal, state, local and non-United States income and other tax considerations of holding and disposing of shares of common stock.


Dividends

     In general, dividends paid to a non-U.S. holder will be subject to United States withholding tax at a 30% rate on the gross amount (or a lower rate prescribed by an applicable income tax treaty) unless the dividends are either
(1) effectively connected with a trade or business carried on by the non-U.S. holder within the United States or (2) if certain income tax treaties apply, attributable to a permanent establishment in the United States maintained by the non-U.S. holder (in which cases the dividends will be taxed on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States). Prospective investors should consult their tax advisors regarding the applicability to them of a relevant income tax treaty. A non-U.S. holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) of its "effectively connected earnings and profits," subject to certain adjustments. A non-U.S. holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of, or exemption from, the withholding described above.

     A non-U.S. holder of Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service.


Gain on Sale or Other Disposition of Common Stock

     In general, a non-U.S. holder will not be subject to United States federal income tax on any gain realized upon the sale or other disposition (collectively, a "disposition") of such holder's shares of common stock unless:
(1) the gain either is effectively connected with a trade or business carried on by the non-U.S. holder within the United States or, if certain income tax treaties apply, is attributable to a permanent establishment in the United States maintained by the non-U.S. holder (and, in either case, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation); (2) the non-U.S. holder is an individual who holds shares of common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition, and certain other tests are met; (3) the non-U.S. holder is subject to tax pursuant to the provisions of United States federal income tax law applicable to certain United States expatriates; or (4) Rayovac is or has been a United States real property holding corporation for United States federal income tax purposes (which Rayovac does not believe that it is or is likely to become) at any time within the shorter of the five year period preceding such disposition or such non-U.S. holder's holding period for its common stock.

Estate Tax

     Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes unless an applicable estate treaty provides otherwise, and therefore may be subject to United States federal estate tax.


Backup Withholding, Information Reporting and Other Reporting Requirements

     We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

     Under the currently effective United States Treasury Department regulations, United States backup withholding tax (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting requirements generally will not apply to dividends paid on common stock to a non-U.S. holder at an address outside the United States. Backup withholding and information reporting generally will apply, however, to dividends paid on shares of common stock to a non-U.S. holder at an address in the United States, if such holder fails to establish an exemption or to provide certain other information to the payor.

     Under the current regulations mentioned above, the payment of proceeds from the disposition of common stock to or through a United States office of a broker will be subject to information reporting and backup withholding unless the beneficial owner, under penalty of perjury, certifies, among other things, its status as a non-U.S. holder or otherwise establishes an exemption. The payment of proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting except as noted below. In the case of proceeds from a disposition of common stock paid to or through a non-U.S. office of a broker that is: (1) a United States person, (2) a "controlled foreign corporation" for United States federal income tax purposes, or (3) a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder (and the broker has no actual knowledge to the contrary).

     Under new United States Treasury Department regulations generally effective for payments made after December 31, 1999, the payment of dividends or the payment of proceeds from the disposition of common stock to a non-U.S. holder to or through a broker having certain enumerated connections with the United States may be subject to information reporting and backup withholding at a rate of 31% unless such recipient provides to the payor certain documentation as to its status as a non-U.S. holder or otherwise establishes an exemption. Prospective investors should consult their tax advisors regarding the application of the new regulations to their particular circumstances.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the non-U.S. holder's United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

                                 UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. are acting as joint book runners, and along with Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Cleary Gull Reiland & McDevitt Inc. are acting as representatives of each of the U.S. underwriters named below. Subject to the terms and conditions set forth in a U.S. purchase agreement among Rayovac, the selling shareholders and the U.S. underwriters, and concurrently with the sale of 1,200,000 shares of common stock to certain international managers, Rayovac and the selling shareholders have agreed to sell to the U.S. underwriters, and each of the U.S. underwriters severally and not jointly has agreed to purchase from Rayovac and the selling shareholders, the number of shares of common stock set forth opposite its name below.



                                                                   Number of
                          U.S. Underwriter                           Shares
                          ----------------                         ---------
    Merrill Lynch, Pierce, Fenner & Smith
      Incorporated ..............................................
    Salomon Smith Barney Inc. ...................................
    Bear, Stearns & Co. Inc. ....................................
    Donaldson, Lufkin & Jenrette Securities Corporation .........
    Cleary Gull Reiland & McDevitt Inc. .........................
                                                                   ---------
           Total ................................................  4,800,000
                                                                   =========

     Rayovac and the selling shareholders have also entered into an international purchase agreement with certain international managers outside the United States and Canada for whom Merrill Lynch International, Salomon Smith Barney Inc., Bear, Stearns International Limited, Donaldson, Lufkin & Jenrette International and Cleary Gull Reiland & McDevitt Inc. are acting as lead managers. Subject to the terms and conditions set forth in the international purchase agreement, and concurrently with the sale of 4,800,000 shares of common stock to the U.S. underwriters pursuant to the U.S. purchase agreement, Rayovac and the selling shareholders have agreed to sell to the international managers, and each of the international managers severally and not jointly has agreed to purchase from Rayovac and the selling shareholders, an aggregate of 1,200,000 shares of common stock. The initial public offering price per share of common stock and the underwriting discount per share of common stock are identical under the U.S. purchase agreement and the international purchase agreement.

     In the U.S. purchase agreement and the international purchase agreement, the several U.S. underwriters and the several international managers, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of common stock being sold pursuant to each such agreement if any of the shares of common stock being sold pursuant to such agreement are purchased. In the event of a default by an underwriter, the U.S. purchase agreement and the international purchase agreement provide that, in certain circumstances, the commitments of non-defaulting underwriters may be increased or the purchase agreements may be terminated. The closings with respect to the sale of shares of common stock to be purchased by the U.S. underwriters and the international managers are conditioned upon one another.

     The U.S. representatives have advised Rayovac and the selling shareholders that the U.S. underwriters propose initially to offer the shares of our common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession
not in excess of $       per share of common stock. The U.S. underwriters may
allow, and such dealers may reallow, a discount not in excess of $       per
share of common stock on sales to certain other dealers. After initially
offering common stock to the public at $     per share, the public offering
price, concession and discount may be changed.

     The selling shareholders have granted options to the U.S. underwriters, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of 720,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The U.S. underwriters may exercise these options solely to cover over-allotments, if any, made on the sale of the common stock offered hereby. To the extent that the U.S. underwriters exercise these options, each U.S. underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of common stock proportionate to such U.S. underwriter's initial amount reflected in the foregoing table. The selling shareholders also have granted options to the international managers, exercisable within 30 days after the date of this prospectus, to purchase up to aggregate of 180,000 additional shares of common stock to cover over-allotments, if any, on terms similar to those granted to the U.S. underwriters.

     The following table shows the (1) per share and total public offering price, (2) the underwriting discount to be paid by Rayovac and the selling shareholders to the U.S. underwriters and the international managers and (3) the proceeds before expenses to Rayovac and the selling shareholders. This information is presented assuming either no exercise or full exercise by the U.S. underwriters and the international managers of their over-allotment options.


                                                                       Without      With
                                                         Per Share      Option     Option
                                                        -----------   ---------   -------
     Public Offering Price ..........................      $            $          $
     Underwriting Discount ..........................      $            $          $
     Proceeds, before expenses, to Rayovac ..........      $            $          $
     Proceeds, before expenses, to the Selling
       Shareholders .................................      $            $          $

     The expenses of the offerings (exclusive of the underwriting discount) are
estimated at $       and are payable by Rayovac.

     The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

     Rayovac, the selling shareholders, Rayovac's executive officers and directors, and certain of Rayovac's shareholders, including affiliates of Thomas H. Lee Company, have agreed, subject to certain exceptions, not to directly or indirectly (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act of 1933 with respect to the foregoing or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the underwriters, for a period of 90 days after the date of this prospectus. See the "Shares Eligible for Future Sale" section of this prospectus.

     The affiliates of Thomas H. Lee Company, which in aggregate beneficially own more than 10% of Rayovac's outstanding common stock, may be deemed to be an affiliate of Sutro & Co. Incorporated, Tucker Anthony Incorporated and Cleary Gull Reiland & McDevitt Inc., members of the NASD, which may participate in the U.S. offering and the international offering. Accordingly, the U.S. offering and the international offering will be conducted in accordance with NASD Conduct Rule 2720.

     The U.S. underwriters and the international managers have entered into an intersyndicate agreement that provides for the coordination of their activities. Pursuant to the intersyndicate agreement, the U.S. underwriters and the international managers are permitted to sell shares of our common stock to
each other for purposes of resale at the public offering price of $    , less
an amount not greater than the selling concession. Under the terms of the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares of our common stock will not offer to sell or sell shares of common stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the international managers and any dealer to whom they sell shares of common stock will not offer to sell or sell shares of our common stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or Canadian persons, except in the case of transactions pursuant to the intersyndicate agreement.

     Rayovac's common stock is listed on the New York Stock Exchange under the symbol "ROV."

     The U.S. underwriters and the international managers have informed Rayovac that they do not intend to confirm sales of the common stock offered hereby to any accounts over which they exercise discretionary authority.

     Rayovac and the selling shareholders have agreed to indemnify the U.S. underwriters and the international managers against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments which the U.S. underwriters and the international managers may be required to make in respect thereof.

     Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase common stock of Rayovac. As an exception to these rules, the U.S. representatives are permitted to engage in certain transactions that stabilize the price of the common stock of Rayovac. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock of Rayovac.

     If the underwriters create a short position in the common stock in connection with the offerings, i.e., if they sell more shares of the common stock than are set forth on the cover page of this prospectus, the U.S. representatives may reduce that short position by purchasing shares of the common stock in the open market. The U.S. representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might have been in the absence of such purchases.

     None of Rayovac, the selling shareholders or any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, none of Rayovac, the selling shareholders or any of the underwriters makes any representation that the U.S. representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Purchasers of the shares of the common stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

     Each of the representatives of the underwriters have provided from time to time, and may provide in the future investment banking services to Rayovac and Rayovac's affiliates. In addition, DLJ Capital Funding, Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation, has in the past acted as an arranger for Rayovac's credit facilities.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered hereby and certain legal matters for Rayovac and the selling shareholders will be passed upon by DeWitt Ross & Stevens S.C., Madison, Wisconsin. Certain other legal matters will be passed upon for Rayovac and the selling shareholders by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts. Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York will pass upon certain legal matters relating to this offering for the underwriters. Fried, Frank, Harris, Shriver & Jacobson will rely on the opinion of DeWitt Ross & Stevens S.C. as to certain matters of Wisconsin law.


                                    EXPERTS

     The consolidated financial statements and schedule of Rayovac and its subsidiaries as of September 30, 1997 and 1998, and for each of the years in the two-year period then ended, have been included or incorporated by reference in this prospectus in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants and upon the authority of said firm as experts in accounting and auditing.

     The consolidated statements of operations, shareholders' equity (deficit), and cash flows of Rayovac Corporation and Subsidiaries for the year ended June 30, 1996, and the period July 1, 1996 to September 30, 1996 have been included herein in reliance upon the report of PricewaterhouseCoopers LLP, independent certified public accountants, given upon the authority of said firm as experts in accounting and auditing.

     In June 1997, KPMG Peat Marwick LLP was engaged to replace
PricewaterhouseCoopers LLP as Rayovac Corporation and Subsidiaries' independent accountants. The decision to engage KPMG Peat Marwick LLP was made with the approval of Rayovac's Audit Committee.

     Rayovac believes, and it has been advised by PricewaterhouseCoopers LLP, that PricewaterhouseCoopers LLP concurs in the belief that, during the period of its engagement, Rayovac and PricewaterhouseCoopers LLP did not have any disagreement on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused it to make reference in connection with its report on Rayovac's financial statements to the subject matter of the disagreement.

     The report of PricewaterhouseCoopers LLP on Rayovac Corporation and Subsidiaries' consolidated statements of operations, shareholders' equity (deficit), and cash flows for the year ended June 30, 1996 and the period July 1, 1996 to September 30, 1996, did not contain adverse opinions or disclaimers of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During that period and through the date of termination of PricewaterhouseCoopers LLP there were no "reportable events" within the meaning of Item 304(a)(1)(v) of Regulation S-K promulgated under the Securities Act of 1933.

                      WHERE YOU CAN FIND MORE INFORMATION

     Rayovac has filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act of 1933 with respect to our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which are omitted as permitted by the rules and regulations of the Securities and Exchange Commission. For further information pertaining to Rayovac and our common stock offered hereby, reference is made to the registration statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Statements contained in this prospectus regarding the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement or such other document, each such statement being qualified in all respects by such reference.

     Rayovac is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information, as well as the Registration Statement and the exhibits and schedules thereto, may be inspected, without charge, or copied, at prescribed rates, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the public reference facilities by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Commission maintains an Internet site that contains reports, proxy statements and other information, regarding issuers that file electronically with the Commission. The address of the Commission's site is http://www.sec.gov.



                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We "incorporate by reference" into this document certain information we file with the SEC, which means that we disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the following documents filed with the SEC under the Securities Exchange Act of 1934:

   o our Annual Report on Form 10-K for our fiscal year ended September 30, 1998

   o the description of the common stock contained in our Registration Statement on Form 8-A dated November 11, 1997

     We also incorporate by reference any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until the consummation of this offering.

     You may request a copy of any SEC filings and any information under the Securities Act of 1933, as amended during any period in which Rayovac is not subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, at no cost, upon oral or written request to:

        Rayovac Corporation
        601 Rayovac Drive
        Madison, Wisconsin 53711-2497
        Attention: John Daggett
        (608) 275-3340

                     RAYOVAC CORPORATION AND SUBSIDIARIES


                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
                          FINANCIAL STATEMENT SCHEDULE




                                                                      Page
                                                                     -----
Independent Auditors' Report (KPMG Peat Marwick LLP) ...............  F-2
Independent Auditors' Report (Coopers & Lybrand L.L.P.) ............  F-3
Consolidated Balance Sheets ........................................  F-4
Consolidated Statements of Operations ..............................  F-5
Consolidated Statements of Cash Flows ..............................  F-6
Consolidated Statements of Shareholders' Equity (Deficit) ..........  F-7
Notes to Consolidated Financial Statements .........................  F-8

                         Independent Auditors' Report





The Board of Directors
Rayovac Corporation:





We have audited the accompanying consolidated balance sheets of Rayovac Corporation and Subsidiaries as of September 30, 1997 and 1998, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The accompanying consolidated financial statements of Rayovac Corporation and Subsidiaries for the year ended June 30, 1996 and the transition period from July 1, 1996 to September 30, 1996, were audited by other auditors whose report thereon dated November 22, 1996, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the fiscal year 1997 and 1998 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rayovac Corporation and Subsidiaries as of September 30, 1997 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                                       /s/ KPMG Peat Marwick LLP
                                                           KPMG Peat Marwick LLP



Milwaukee, Wisconsin
November 9, 1998, except as to note 19 which is as of December 23, 1998

                          Independent Auditors' Report

To the Board of Directors of
Rayovac Corporation

     We have audited the accompanying consolidated statements of operations, shareholders' equity (deficit), and cash flows of Rayovac Corporation and Subsidiaries for the year ended June 30, 1996 and the period July 1, 1996 to September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Rayovac Corporation and Subsidiaries for the year ended June 30, 1996 and the period July 1, 1996 to September 30, 1996, in conformity with generally accepted accounting principles.



/s/ COOPERS & LYBRAND L.L.P.



Milwaukee, Wisconsin
November 22, 1996,
except for Note 2p
as to which the date is
April 1, 1998

                     RAYOVAC CORPORATION AND SUBSIDIARIES


                          CONSOLIDATED BALANCE SHEETS
                   (In thousands, except per share amounts)



                                                                  September 30,     September 30,
                                                                       1997             1998
                                                                 ---------------   --------------
ASSETS
Current assets:
 Cash and cash equivalents ...................................      $   1,133         $   1,594
 Receivables:
   Trade accounts receivable, net of allowance for doubtful
    receivables of $1,221 and $1,356, respectively ...........         76,058           101,582
   Other .....................................................          3,079             2,753
 Inventories .................................................         58,551            62,762
 Deferred income taxes .......................................          9,099             7,991
 Prepaid expenses and other ..................................          5,928             6,738
                                                                    ---------         ---------
      Total current assets ...................................        153,848           183,420
                                                                    ---------         ---------
 Property, plant and equipment, net ..........................         65,511            71,367
 Deferred charges and other ..................................          7,713            23,646
 Debt issuance costs .........................................          9,277             7,908
                                                                    ---------         ---------
      Total assets ...........................................      $ 236,349         $ 286,341
                                                                    =========         =========
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
 Current maturities of long-term debt ........................      $  23,880         $   3,590
 Accounts payable ............................................         57,259            64,799
 Accrued liabilities:
   Wages and benefits ........................................          9,343            10,080
   Accrued interest ..........................................          5,613             3,020
   Recapitalization and other special charges ................          4,612             6,789
   Other .....................................................         19,324            13,485
                                                                    ---------         ---------
      Total current liabilities ..............................        120,031           101,763
                                                                    ---------         ---------
Long-term debt, net of current maturities ....................        183,441           148,686
Employee benefit obligations, net of current portion .........         11,291            10,433
Deferred income taxes ........................................            735             1,988
Other ........................................................          1,446             1,597
                                                                    ---------         ---------
      Total liabilities ......................................        316,944           264,467
                                                                    ---------         ---------
Shareholders' equity (deficit):
 Common stock, $.01 par value, authorized 150,000 shares;
   issued 50,000 and 56,907 shares, respectively; outstanding
   20,581 and 27,471 shares, respectively ....................            500               569
 Additional paid-in capital ..................................         15,974           103,304
 Foreign currency translation adjustment .....................          2,270             2,500
 Notes receivable from officers/shareholders .................         (1,658)             (890)
 Retained earnings ...........................................         31,321            45,275
                                                                    ---------         ---------
                                                                       48,407           150,758
 Less stock held in trust for deferred compensation
   plan, 160 and 24 shares, respectively .....................           (962)             (412)
 Less treasury stock, at cost, 29,419 and 29,436 shares,
   respectively ..............................................       (128,040)         (128,472)
                                                                    ---------         ---------
Total shareholders' equity (deficit) .........................        (80,595)           21,874
                                                                    ---------         ---------
Total liabilities and shareholders' equity (deficit) .........      $ 236,349         $ 286,341
                                                                    =========         =========

          See accompanying notes to consolidated financial statements.

                     RAYOVAC CORPORATION AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF OPERATIONS
                   (In thousands, except per share amounts)




                                                                       Transition               Year ended
                                                       Year ended     Period ended             September 30,
                                                        June 30,      September 30,   ------------------------------
                                                          1996            1996             1997           1998
                                                      ------------   --------------   -------------   -----------
Net sales .........................................     $423,354        $101,880         $432,552       $495,733
Cost of goods sold ................................      239,343          59,242          234,569        258,027
                                                        --------        --------         --------       --------
  Gross profit ....................................      184,011          42,638          197,983        237,706
                                                        --------        --------         --------       --------
Operating expenses:
 Selling ..........................................      116,525          27,796          122,055        148,875
 General and administrative .......................       31,767           8,628           32,205         35,877
 Research and development .........................        5,442           1,495            6,196          6,226
 Recapitalization charges .........................           --          12,326               --           (212)
 Other special charges ............................           --          16,065            3,002          6,395
                                                        --------        --------         --------       --------
                                                         153,734          66,310          163,458        197,161
                                                        --------        --------         --------       --------
  Income (loss) from operations ...................       30,277         (23,672)          34,525         40,545
Interest expense ..................................        8,435           4,430           24,542         15,670
Other (income) expense, net .......................          552              76              378           (155)
                                                        --------        --------         --------       --------
Income (loss) before income taxes and
 extraordinary item ...............................       21,290         (28,178)           9,605         25,030
Income tax expense (benefit) ......................        7,002          (8,904)           3,419          8,660
                                                        --------        --------         --------       --------
Income (loss) before extraordinary item ...........       14,288         (19,274)           6,186         16,370
Extraordinary item, loss on early
 extinguishment of debt, net of income tax
 benefit of $777 and $1,263, respectively .........           --          (1,647)              --         (1,975)
                                                        --------        --------         --------       --------
  Net income (loss) ...............................     $ 14,288        $(20,921)        $  6,186       $ 14,395
                                                        ========        ========         ========       ========
Basic net income (loss) per common share:
 Income (loss) before extraordinary item ..........     $   0.29        $  (0.44)        $   0.30       $   0.62
 Extraordinary item ...............................           --           (0.04)              --          (0.08)
                                                        --------        --------         --------       --------
  Net income (loss) ...............................     $   0.29        $  (0.48)        $   0.30       $   0.54
                                                        ========        ========         ========       ========
Weighted average shares of common stock
 outstanding ......................................       49,643          43,820           20,530         26,477
                                                        ========        ========         ========       ========
Diluted net income (loss) per common share:
 Income (loss) before extraordinary item ..........     $   0.29        $  (0.44)        $   0.30       $   0.58
 Extraordinary item ...............................           --           (0.04)              --          (0.07)
                                                        --------        --------         --------       --------
  Net income (loss) ...............................     $   0.29        $  (0.48)        $   0.30       $   0.51
                                                        ========        ========         ========       ========
Weighted average shares of common stock
 and equivalents outstanding ......................       49,643          43,820           20,642         28,091
                                                        ========        ========         ========       ========

          See accompanying notes to consolidated financial statements.

                     RAYOVAC CORPORATION AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                   (In thousands, except per share amounts)



                                                                                   Transition            Year ended
                                                                    Year ended    Period ended         September 30,
                                                                     June 30,     September 30, ---------------------------
                                                                       1996           1996           1997         1998
                                                                 --------------- -------------- ------------- ------------
Cash flows from operating activities:
 Net income (loss) .............................................    $  14,288       $ (20,921)    $   6,186     $  14,395
 Adjustments to reconcile net income (loss) to net cash
   provided (used) by operating activities:
   Recapitalization and other special charges ..................           --          13,449            --            --
   Extraordinary item, loss on early extinguishment of debt                --           2,424            --         3,238
   Amortization ................................................           53           1,609         3,563         2,977
   Depreciation ................................................       11,932           3,279        11,308        10,873
   Deferred income taxes .......................................            3          (5,739)          652         2,361
   Loss (gain) on disposal of fixed assets .....................         (108)          1,289          (326)       (2,439)
   Curtailment gain ............................................           --              --        (2,923)           --
   Settlement of deferred compensation agreement ...............           --              --            --        (1,243)
   Changes in assets and liabilities:
    Accounts receivable ........................................       (6,091)         (8,920)      (14,665)      (19,362)
    Inventories ................................................       (1,779)         (3,078)       11,987        (2,987)
    Prepaid expenses and other assets ..........................        1,148             741          (563)       (7,989)
    Accounts payable and accrued liabilities ...................       (1,601)           (205)       30,776        (3,494)
    Accrued recapitalization and other special charges .........           --          14,942       (10,330)        2,177
                                                                    ---------       ---------     ---------     ---------
    Net cash provided (used) by operating activities ...........       17,845          (1,130)       35,665        (1,493)
                                                                    ---------       ---------     ---------     ---------
Cash flows from investing activities:
 Purchases of property, plant and equipment ....................       (6,646)         (1,248)      (10,856)      (15,931)
 Proceeds from sale of property, plant and equipment ...........          298           1,281            52         3,678
 Payment for acquisitions, net of cash acquired ................           --              --            --       (11,124)
                                                                    ---------       ---------     ---------     ---------
    Net cash provided (used) by investing activities ...........       (6,348)             33       (10,804)      (23,377)
                                                                    ---------       ---------     ---------     ---------
Cash flows from financing activities:
 Reduction of debt .............................................     (104,526)       (107,090)     (135,079)     (140,024)
 Proceeds from debt financing ..................................       96,252         259,489       108,890        81,928
 Cash overdraft ................................................        2,339          (2,493)          164          (378)
 Debt issuance costs ...........................................           --         (14,373)           --          (150)
 Extinguishment of debt ........................................           --          (2,424)           --        (3,238)
 Proceeds from direct financing lease ..........................           --              --           100           200
 Distributions from DISC .......................................       (5,187)         (1,943)           --            --
 Proceeds on notes receivable from officers/shareholders .......           --              --            --           768
 Issuance of stock .............................................           --              --           271        87,160
 Acquisition of treasury stock .................................         (533)       (127,925)       (3,343)         (343)
 Exercise of stock options .....................................           --              --         1,438           149
 Payments on capital lease obligation ..........................         (295)            (84)         (426)         (720)
                                                                    ---------       ---------     ---------     ---------
    Net cash provided (used) by financing activities ...........      (11,950)          3,157       (27,985)       25,352
                                                                    ---------       ---------     ---------     ---------
Effect of exchange rate changes on cash and cash
 equivalents ...................................................           (2)              5             2           (21)
                                                                    ---------       ---------     ---------     ---------
    Net increase (decrease) in cash and cash equivalents .......         (455)          2,065        (3,122)          461
Cash and cash equivalents, beginning of period .................        2,645           2,190         4,255         1,133
                                                                    ---------       ---------     ---------     ---------
Cash and cash equivalents, end of period .......................    $   2,190       $   4,255     $   1,133     $   1,594
                                                                    =========       =========     =========     =========
Supplemental disclosure of cash flow information:
 Cash paid for interest ........................................    $   7,535       $   7,977     $  16,030     $  16,767
 Cash paid for income taxes ....................................        5,877             419         1,172         5,735
                                                                    =========       =========     =========     =========

          See accompanying notes to consolidated financial statements.

                     RAYOVAC CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                   (In thousands, except per share amounts)


                                                                            Rayovac
                                                                         International
                                                                          Corporation
                                                                          common stock                   Foreign
                                                      Common Stock           (DISC)       Additional     currency
                                                 --------------------- -----------------    paid-in    translation
                                                    Shares     Amount   Shares   Amount     capital     adjustment
                                                 ------------ -------- -------- -------- ------------ -------------
Balances at June 30, 1995 ......................     50,000     $500       10     $ 5      $ 12,000      $1,979
                                                     ------     ----       --     ---      --------      ------
Net income .....................................         --       --       --      --            --          --
Distributions from DISC ........................         --       --       --      --            --          --
Treasury stock acquired ........................       (500)      --       --      --            --          --
Adjustment of additional minimum pension
 liability .....................................         --       --       --      --            --          --
Translation adjustment .........................         --       --       --      --            --        (329)
                                                     ------     ----       --     ---      --------      ------
Balances at June 30, 1996 ......................     49,500      500       10       5        12,000       1,650
                                                     ------     ----       --     ---      --------      ------
Net loss .......................................         --       --       --      --            --          --
Common stock acquired in Recapitalization ......    (29,030)      --       --      --            --          --
Exercise of stock options ......................         --       --       --      --         3,970          --
Increase in cost of existing treasury stock ....         --       --       --      --            --          --
Note receivable from officers/shareholders .....         --       --       --      --            --          --
Termination of DISC ............................         --       --      (10)     (5)           --          --
Translation adjustment .........................         --       --       --      --            --          39
                                                    -------     ----      ---     ---      --------      ------
Balances at September 30, 1996 .................     20,470      500       --      --        15,970       1,689
                                                    -------     ----      ---     ---      --------      ------
Net income .....................................         --       --       --      --            --          --
Sale of common stock ...........................        111       --       --      --             4          --
Treasury stock acquired ........................       (556)      --       --      --            --          --
Exercise of stock options and sale of common
 stock to trust ................................        556       --       --      --            --          --
Notes receivable from officers/shareholders ....         --       --       --      --            --          --
Adjustment of additional minimum pension
 liability .....................................         --       --       --      --            --          --
Translation adjustment .........................         --       --       --      --            --         581
                                                    -------     ----      ---     ---      --------      ------
Balances at September 30, 1997 .................     20,581      500       --      --        15,974       2,270
                                                    -------     ----      ---     ---      --------      ------
Net income .....................................         --       --       --      --            --          --
Sale of common stock ...........................      6,823       68       --      --        87,092          --
Sale of common stock by trust ..................         --       --       --      --            --          --
Treasury stock acquired ........................        (27)      --       --      --            --          --
Exercise of stock options ......................         94        1       --      --           238          --
Notes receivable from officers/shareholders ....         --       --       --      --            --          --
Adjustment of additional minimum pension
 liability .....................................         --       --       --      --            --          --
Translation adjustment .........................         --       --       --      --            --         230
Unrealized gain on stock held in trust .........         --       --       --      --            --          --
                                                    -------     ----      ---     ---      --------      ------
Balances at September 30, 1998 .................     27,471     $569       --     $--      $103,304      $2,500
                                                    =======     ====      ===     ===      ========      ======



                                                      Notes
                                                   receivable                    Stock                  Shareholders'
                                                    officers/      Retained     held in     Treasury       equity
                                                  shareholders     earnings      trust       stock        (deficit)
                                                 -------------- -------------- --------- ------------- --------------
Balances at June 30, 1995 ......................   $      --      $  39,103     $   --    $       --    $   53,587
                                                   ---------      ---------     ------    ----------    ----------
Net income .....................................          --         14,288         --            --        14,288
Distributions from DISC ........................          --         (5,187)        --            --        (5,187)
Treasury stock acquired ........................          --             --         --          (533)         (533)
Adjustment of additional minimum pension
 liability .....................................          --           (202)        --            --          (202)
Translation adjustment .........................          --             --         --            --          (329)
                                                   ---------      ---------     ------    ----------    ----------
Balances at June 30, 1996 ......................          --         48,002         --          (533)       61,624
                                                   ---------      ---------     ------    ----------    ----------
Net loss .......................................          --        (20,921)        --            --       (20,921)
Common stock acquired in Recapitalization ......          --             --         --      (127,425)     (127,425)
Exercise of stock options ......................          --             --         --            --         3,970
Increase in cost of existing treasury stock ....          --             --         --          (564)         (564)
Note receivable from officers/shareholders .....        (500)            --         --            --          (500)
Termination of DISC ............................          --         (1,938)        --            --        (1,943)
Translation adjustment .........................          --             --         --            --            39
                                                   ---------      ---------     ------    ----------    ----------
Balances at September 30, 1996 .................        (500)        25,143         --      (128,522)      (85,720)
                                                   ---------      ---------     ------    ----------    ----------
Net income .....................................          --          6,186         --            --         6,186
Sale of common stock ...........................          --             --         --           482           486
Treasury stock acquired ........................          --             --         --        (3,343)       (3,343)
Exercise of stock options and sale of common
 stock to trust ................................          --             --       (962)        3,343         2,381
Notes receivable from officers/shareholders ....      (1,158)            --         --            --        (1,158)
Adjustment of additional minimum pension
 liability .....................................          --             (8)        --            --            (8)
Translation adjustment .........................          --             --         --            --           581
                                                   ---------      ---------     ------    ----------    ----------
Balances at September 30, 1997 .................      (1,658)        31,321       (962)     (128,040)      (80,595)
                                                   ---------      ---------     ------    ----------    ----------
Net income .....................................          --         14,395         --            --        14,395
Sale of common stock ...........................          --             --         --            --        87,160
Sale of common stock by trust ..................          --             --        817            --           817
Treasury stock acquired ........................          --             --         --          (432)         (432)
Exercise of stock options ......................          --             --         --            --           239
Notes receivable from officers/shareholders ....         768             --         --            --           768
Adjustment of additional minimum pension
 liability .....................................          --           (441)        --            --          (441)
Translation adjustment .........................          --             --         --            --           230
Unrealized gain on stock held in trust .........          --             --       (267)           --          (267)
                                                   ---------      ---------     ------    ----------    ----------
Balances at September 30, 1998 .................   $    (890)     $  45,275     $ (412)   $ (128,472)   $   21,874
                                                   =========      =========     ======    ==========    ==========

                 See accompanying notes to consolidated financial statements.

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended June 30, 1996, the Transition Period ended September 30,
              1996, and the years ended September 30, 1997 and 1998
                    (In thousands, except per share amounts)

1. Description of Business and Recapitalization

     Rayovac Corporation and its wholly owned subsidiaries (Company) manufacture and market a variety of battery types including general (alkaline, rechargeables, heavy duty, lantern and general purpose), button cell and lithium. The Company also produces a variety of lighting devices such as flashlights and lanterns. The Company's products are sold primarily to retailers in the United States, Canada, Europe, and the Far East.

     Effective as of September 12, 1996, the Company, all of the shareholders of the Company, Thomas H. Lee Equity Fund III L.P. (Lee Fund) and other affiliates of Thomas H. Lee Company (THL Co.) completed a recapitalization of the Company (Recapitalization) pursuant to which: (i) the Company obtained senior financing in an aggregate of $170,000, of which $131,000 was borrowed at the closing of the Recapitalization; (ii) the Company obtained $100,000 in financing through the issuance of senior subordinated increasing rate notes of the Company (Bridge Notes); (iii) the Company redeemed a portion of the shares of common stock held by the former President and Chief Executive Officer of the Company; (iv) the Lee Fund and other affiliates of THL Co. purchased for cash shares of common stock owned by shareholders of the Company; and, (v) the Company repaid certain of its outstanding indebtedness, including prepayment fees and penalties. The prepayment fees and penalties paid have been recorded as an extraordinary item in the Consolidated Statements of Operations. Other non-recurring charges of $12,100 related to the Recapitalization were also expensed, including $2,200 in advisory fees paid to the financial advisor to the Company's selling shareholders; various legal and consulting fees of $2,800; and $7,100 of stock option compensation, severance payments and employment contract settlements for the benefit of certain present and former officers, directors and management of the Company. Payment for these costs was or is expected to be as follows: (i) $8,900 was paid prior to September 30, 1996; (ii) $2,800 was paid in fiscal year 1997; (iii) $200 was paid in fiscal year 1998; and, (iv) $200 is expected to be paid in fiscal 1999.

     In 1996, the Company changed its fiscal year end from June 30 to September
30. For clarity of presentation herein, the period from July 1, 1996, to September 30, 1996 is referred to as the "Transition Period Ended September 30, 1996" or "Transition Period."


2. Significant Accounting Policies and Practices

   a. Principles of Combination and Consolidation: The consolidated financial statements include the financial statements of Rayovac Corporation and its wholly owned subsidiaries. Rayovac International Corporation, a Domestic International Sales Corporation (DISC) which was owned by the Company's shareholders, was combined with Rayovac Corporation through August 1996, when the DISC was terminated and the net assets distributed to its shareholders. All intercompany transactions have been eliminated. For reporting purposes, all financial statements are referred to as "consolidated" financial statements.

   b. Revenue Recognition: The Company recognizes revenue from product sales upon shipment to the customer.

   c. Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   d. Cash Equivalents: For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

2. Significant Accounting Policies and Practices--Continued

   e. Concentrations of Credit Risk, Major Customers and Employees: The Company's trade receivables are subject to concentrations of credit risk as three principal customers accounted for 24% and 27% of the outstanding trade receivables as of September 30, 1997 and 1998, respectively. The Company derived 28%, 25%, 29% and 28% of its net sales during the year ended June 30, 1996, the Transition Period, and the years ended September 30, 1997, and 1998, respectively, from the same three customers.

        The Company has one customer that represented over 10% of its net sales. The Company derived 18%, 18%, 20% and 19% of its net sales from this customer during the year ended June 30, 1996, the Transition Period, and the years ended September 30, 1997 and 1998, respectively.

        The Company believes its relationship with its employees is good and there have been no work stoppages involving Company employees since 1981. A significant number of the Company's factory employees are represented by one of four labor unions. The Company has recently entered into collective bargaining agreements with its Madison, Fennimore, and Portage, Wisconsin employees, each of which expire in 2000. The Company also recently entered into a collective bargaining agreement with its Hayward, California employees which expires in 2003. The Company also entered into a collective bargaining agreement with its Washington, United Kingdom employees which expires in December 1998.

   f. Displays and Fixtures: The costs of displays and fixtures are capitalized and recorded as a prepaid asset and charged to expense when shipped to a customer location. Such prepaid assets amount to approximately $1,456 and $1,799 as of September 30, 1997 and 1998, respectively.

   g. Inventories: Inventories are stated at lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

   h. Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets. Depreciable lives by major classification are as follows:


        Building and improvements .............. 20-30 years
        Machinery, equipment and other .........  5-20 years

      The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

   i. Intangible Assets: Intangible assets are recorded at cost and are amortized, using the straight-line method, over their estimated useful lives. Excess cost over net asset value acquired (goodwill) is amortized over 15 years and other intangibles are amortized over 3 to 17 years. The Company assesses the recoverability of its goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through projected undiscounted future cash flows of the acquired business. If projected future cash flows indicate that unamortized goodwill will not be recovered, an adjustment would be made to reduce the net goodwill to an amount equal to projected future cash flows discounted at the Company's incremental borrowing rate. Cash flow projections are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions.

   j. Debt Issuance Costs: Debt issuance costs are capitalized and amortized to interest expense over the lives of the related debt agreements.

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

2. Significant Accounting Policies and Practices--Continued

   k. Accounts Payable: Included in accounts payable at September 30, 1997 and 1998, is approximately $5,476 and $5,098, respectively, of book overdrafts on disbursement accounts which were replenished prior to the presentation of checks for payment.

   l. Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

   m. Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated at the rate of exchange existing at year-end, with revenues, expenses, and cash flows translated at the average of the monthly exchange rates. Adjustments resulting from translation of the financial statements are accumulated as a separate component of shareholders' equity (deficit). Exchange gains (losses) on foreign currency transactions aggregating ($750), ($70), ($639) and ($334) for the year ended June 30, 1996 the Transition Period, and the years ended September 30, 1997 and 1998, respectively, are included in other expense, net, in the Consolidated Statements of Operations.

   n. Advertising Costs: The Company incurred expenses for advertising of $29,976, $7,505, $24,326 and $33,441 in the year ended June 30, 1996, the
      Transition Period, and the years ended September 30, 1997 and 1998, respectively. The Company expenses advertising production costs the first time the advertising takes place.

   o. Research and Development Costs: Research and development costs are charged to expense in the year they are incurred.

   p. Earnings Per Share: The Company adopted Statement of Financial
      Accounting Standards ("SFAS") No. 128, Earnings per Share ("EPS"), in Fiscal 1998. This Statement replaces the presentation of primary and fully diluted EPS with basic and diluted EPS. Basic EPS is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Basic EPS does not consider common stock equivalents. Diluted EPS reflects the dilution that would occur if convertible debt securities and employee stock options were exercised or converted into common shares or resulted in the issuance of common shares that then shared in the net income of the entity. The computation of diluted EPS uses the "if converted" and "treasury stock" methods to reflect dilution. All prior period EPS data presented has been restated for the adoption of SFAS No.
      128. The difference between the number of shares used in the two calculations is due to employee stock options.

        In September 1996, the Company's Board of Directors declared a five-for-one stock split. A total of 16,376 additional shares were issued in conjunction with the stock split to shareholders of record. All applicable share and per share amounts herein have been restated to reflect the stock split retroactively.

   q. Derivative Financial Instruments: Derivative financial instruments are used by the Company principally in the management of its interest rate, foreign currency and raw material price exposures.

        The Company uses interest rate swaps to manage its interest rate risk. The net amounts to be paid or received under interest rate swap agreements designated as hedges are accrued as interest rates change, and are recognized over the life of the swap agreements, as an adjustment to interest expense from the underlying debt to which the swap is designated. The related amounts payable to, or receivable from, the counterparties are included in accrued liabilities or accounts receivable. The Company has entered into

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

2. Significant Accounting Policies and Practices--Continued

      an interest rate swap agreement which effectively fixes the interest rate on floating rate debt at a rate of 6.16% for a notional principal amount of $62,500 through October 1999. The fair value of the unrealized portion of this contract at September 30, 1998 is ($810).

       The Company has entered into an amortizing cross currency interest rate swap agreement related to financing the acquisition of Brisco (as defined herein). The agreement effectively fixes the interest and foreign exchange on floating rate debt denominated in U.S. Dollars at a rate of 5.34% denominated in German Marks. The unamortized notional principal amount at September 30, 1998 is $4,195. The fair value at September 30, 1998 was ($288).

        The Company enters into forward foreign exchange contracts to mitigate the risk from anticipated settlement in local currencies of intercompany purchases and sales. These contracts generally require the Company to exchange foreign currencies for U.S. dollars. The contracts are marked to market, and the related adjustment is recognized in other expense (income). The related amounts payable to, or receivable from, the counterparties are included in accounts payable or accounts receivable. The Company has $4,349 of forward exchange contracts at September 30, 1998. The fair value of the unrealized portion of the contracts at September 30, 1998, approximated the contract value.

        The Company also enters into forward foreign exchange contracts to hedge the risk from anticipated settlement in local currencies of trade sales. These contracts generally require the Company to exchange foreign currencies for Pounds Sterling. The related amounts receivable from the trade customers are included in accounts receivable. The Company has approximately $4,860 of such forward exchange contracts at September 30, 1998. The fair value of the unrealized portion of the contracts at September 30, 1998, approximated the contract value.

        The Company enters into forward foreign exchange contracts to hedge the risk from settlement in local currencies of trade purchases. These contracts generally require the Company to exchange foreign currencies for U.S. Dollars and Pounds Sterling. The Company has entered into foreign exchange contracts to hedge payment obligations denominated in Japanese Yen under a commitment to purchase certain production equipment from Matsushita. The Company has $6,697 of such forward exchange contracts outstanding at September 30, 1998. See related purchase commitment discussed in the commitments and contingencies note. The fair value at September 30, 1998 was ($466).

        The Company is exposed to risk from fluctuating prices for zinc and silver commodities used in the manufacturing process. The Company hedges some of this risk through the use of commodity swaps, calls and puts. The swaps effectively fix the floating price on a specified quantity of a commodity through a specified date. Buying calls allows the Company to purchase a specified quantity of a commodity for a fixed price through a specified date. Selling puts allows the buyer of the put to sell a specified quantity of a commodity to the Company for a fixed price through a specific date. The maturity of, and the quantities covered by, the contracts highly correlate to the Company's anticipated purchases of the commodities. The cost of the calls, and the premiums received from the puts, are amortized over the life of the contracts and are recorded in cost of goods sold, along with the effects of the swap, put and call contracts.

        At September 30, 1998, the Company had entered into a series of swaps for zinc with a contract value of $4,799 for the period September 1998 through September 1999. At September 30, 1998, the Company had purchased a series of calls with a contract value of $1,177 and sold a series of puts with a contact value of $1,086 for portions of the period from September 1998 through March 1999, designed to set a ceiling and floor price for zinc. While these transactions have no carrying value, the fair value of the unrealized portion of these contracts was ($407) at September 30, 1998.

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)


2. Significant Accounting Policies and Practices--Continued

        At September 30, 1998, the Company had entered into a series of swaps for silver with a contract value of $1,970 for the period September 1998 through March 1999. While these transactions have no carrying value, the fair value of the unrealized portion of these contracts at September 30, 1998 was ($109).

   r. Environmental Expenditures: Environmental expenditures which relate to current ongoing operations or to conditions caused by past operations are expensed. The Company determines its liability on a site by site basis and records a liability at the time when it is probable and can be reasonably estimated. The estimated liability is not reduced for possible recoveries from insurance carriers.

   s. Reclassification: Certain prior year amounts have been reclassified to conform with the current year presentation.

   t. Impact of Recently Issued Accounting Standards: In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. All items that are required to be recognized under accounting standards as components of comprehensive income are to be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS No. 130 requires that an enterprise (i) classify items of other comprehensive income by their nature in a financial statement, and (ii) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company is evaluating the effect of this pronouncement on its consolidated financial statements.

        In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which is effective for financial statements for periods beginning after December 15, 1997. SFAS No. 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company is evaluating the effect of this pronouncement on its consolidated financial statements.

        In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. This Statement revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. This Statement standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis, and eliminates certain disclosures. Restatement of disclosures for earlier periods is required. This Statement is effective for the Company's financial statements for the year ended September 30, 1999.

        In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company is evaluating the effect of this pronouncement on its consolidated financial statements. This Statement is effective for fiscal years beginning after June 15, 1999, with earlier adoption encouraged. The Company will adopt this accounting standard as required by October 1, 2000.

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

3. Inventories

     Inventories consist of the following:

                                September 30,     September 30,
                                     1997             1998
                               ---------------   --------------
   Raw material ............       $23,291           $22,311
   Work-in-process .........        15,286            16,230
   Finished goods ..........        19,974            24,221
                                   -------           -------
                                   $58,551           $62,762
                                   =======           =======

4. Property, Plant and Equipment

     Property, plant and equipment consist of the following:



                                                September 30,     September 30,
                                                     1997             1998
                                               ---------------   --------------
   Land, building and improvements .........       $ 10,752         $ 12,208
   Machinery, equipment and other ..........        120,894          122,914
   Construction in process .................         11,326           20,431
                                                   --------         --------
                                                    142,972          155,553
   Less accumulated depreciation ...........         77,461           84,186
                                                   --------         --------
                                                   $ 65,511         $ 71,367
                                                   ========         ========

   Machinery, equipment and other includes capitalized leases, net of amortization, totaling $1,365 and $2,198 at September 30, 1997 and 1998, respectively.


5. Intangible Assets

     Intangible assets are as follows:



                                                                     September 30,     September 30,
                                                                          1997             1998
                                                                    ---------------   --------------
   Excess cost over net asset value acquired (goodwill) .........        $2,134           $ 8,421
   Proprietary technology .......................................           525               525
   Non-compete ..................................................            --             1,730
   Underfunded pension ..........................................         1,237             2,335
                                                                         ------           -------
                                                                          3,896            13,011
   Less: accumulated amortization ...............................         1,713               932
                                                                         ------           -------
                                                                         $2,183           $12,079
                                                                         ======           =======

   The increases in intangible assets from 1997 to 1998 were primarily due to acquisitions offset by the write-off of goodwill from the 1998 restructuring. Intangible assets are included in deferred charges and other in the accompanying consolidated balance sheets.

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

6. Debt

     Debt consists of the following:



                                                                     September 30,     September 30,
                                                                          1997             1998
                                                                    ---------------   --------------
   Term loan facility ...........................................       $100,500         $     --
   Revolving credit facility ....................................          4,500           77,200
   Acquisition Facility .........................................             --            7,800
   Series B Senior Subordinated Notes, due November 1,
    2006, with interest at 10-1/4% payable semi-annually .........       100,000           65,000
   Capitalized lease obligations ................................            866            1,435
   Notes and obligations, weighted average interest rate of
    8.48% at September 30, 1998 .................................          1,455              841
                                                                        --------         --------
                                                                         207,321          152,276
   Less current maturities ......................................         23,880            3,590
                                                                        --------         --------
   Long-term debt ...............................................       $183,441         $148,686
                                                                        ========         ========

     On September 12, 1996, the Company executed a Credit Agreement ("Old Agreement") arranged by BA Securities Inc., Donaldson, Lufkin & Jenrette Securities Corporation and certain of its affiliates for a group of financial institutions and other accredited investors. The Old Agreement provided for senior bank facilities, including term and revolving credit facilities in an aggregate amount of $170,000. The term facility included three tranches totaling $105,000 and the revolving credit facility provided for aggregate working capital loans up to $65,000 reduced by outstanding letters of credit ($10,000 limit) and other existing credit facilities and outstanding obligations.

     On December 30, 1997, the Company entered into an Amended and Restated Credit Agreement ("Restated Agreement"). The Restated Agreement, led by BancAmerica Robertson Stephens, provides for senior bank facilities, including a revolving credit facility and an acquisition facility in an aggregate amount of $160,000. Interest on borrowings is computed, at the Company's option, based on the Bank of America's base rate, as defined ("Base Rate"), or the Interbank Offering Rate ("IBOR").

     The revolving credit facility provides for aggregate working capital loans up to $90,000 through December 31, 2002, reduced by outstanding letters of credit ($10,000 limit). Interest on borrowings is at the Base Rate per annum (8.25% at September 30, 1998) or IBOR plus a margin (0.325% to 1.375%) per annum (6.06% at September 30, 1998). The Company had outstanding letters of credit of approximately $5,800 at September 30, 1998. A fee of .75% per annum is payable on the outstanding letters of credit. The Company also incurs a fee of .25% per annum of the average daily maximum amount available to be drawn on each letter of credit issued. The revolving credit facility is reduced by $10,000, $15,000, and $15,000, respectively on December 31, 1999, 2000, and
2001.

     The acquisition facility provides for aggregate qualifying acquisition loans up to $70,000 through December 31, 1998. The facility provides for quarterly amortization of the total amount of acquisition facility loans outstanding as of December 31, 1998; ranging from 5% to 7.5% beginning March 31, 1999 through December 31, 2002. Interest on borrowings is at the Base Rate per annum or IBOR plus a margin per annum (6.06% at September 30, 1998).

     The Restated Agreement contains financial covenants with respect to borrowings which include maintaining minimum interest coverage and maximum leverage ratios. In addition, the Restated Agreement restricts the Company's ability to incur additional indebtedness, create liens, make investments or specified payments, give guarantees, pay dividends, and merge or acquire or sell assets. The Company is in compliance with the restrictive covenants of the Restated Agreement. The Company is required to pay a commitment fee (.125% to
 .50%) per annum (.30% at September 30, 1998) on the average daily unused portion of the facilities. The facilities' margin and commitment fee may be adjusted if the Company's leverage ratio, as defined, increases or decreases. Borrowings under the Agreement are collateralized by substantially all of the assets of the Company.

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

6. Debt--Continued

     The 10-1/4% Series B Senior Subordinated Notes ("Notes") will mature on November 1, 2006. In connection with the Company's initial public offering of common stock, $35,000 of the outstanding Notes were redeemed in December 1997. The Company recorded the $3,238 premium paid as a result of the early redemption as an extraordinary item. On or after November 1, 2001, the Notes will be redeemable at the option of the Company, in whole or in part, at prescribed redemption prices plus accrued and unpaid interest.

     Upon a change in control, the Company shall be required to repurchase all or any part of the Notes at a purchase price equal to 101% of the aggregate principal amount. The Company is also required to offer to repurchase all or a portion of the Notes upon consummation of an asset sale, as defined, in excess of $5,000.

     The terms of the Notes restrict or limit the ability of the Company and its subsidiaries to, among other things, (i) pay dividends or make other restricted payments, (ii) incur additional indebtedness and issue preferred stock, (iii) create liens, (iv) incur dividend and other payment restrictions affecting subsidiaries, (v) enter into mergers, consolidations, or sales of all or substantially all of the assets of the Company, (vi) make asset sales, (vii) enter into transactions with affiliates, and (viii) issue or sell capital stock of wholly owned subsidiaries of the Company. Payment obligations under the Notes are fully and unconditionally guaranteed on a joint and several basis by the Company's directly and wholly owned subsidiary, ROV Holding, Inc. (ROV or Guarantor Subsidiary). The foreign subsidiaries of the Company, which do not guarantee the payment obligations under the Notes (Nonguarantor Subsidiaries), are directly and wholly owned by ROV. See note 20.

     The aggregate scheduled maturities of debt are as follows:


  Year ending September 30,
  1999 ............................  $  3,590
  2000 ............................     2,057
  2001 ............................    13,705
  2002 ............................    17,340
  2003 ............................    50,584
  Thereafter ......................    65,000
                                     --------
                                     $152,276
                                     ========

     In 1998, the Company entered into a capital lease with an aggregate obligation of $1,255 related to certain computer hardware. Aggregate capitalized lease obligations are payable in installments of $778 in 1999, $497 in 2000, and $160 in 2001. $388 payable in 1999 and $47 in 2000, is due in
Pounds Sterling.

     The carrying values of the debt instruments noted above are approximately 97% of their estimated fair values.


7. Shareholders' Equity (Deficit)
     During the year ended June 30, 1996, the former principal shareholder of the Company granted an officer and a director options to purchase 235 shares of common stock owned by the shareholder personally at exercise prices per share ranging from $3.65 to $5.77 (the book values per share at the respective dates of grant). These options were exercised in conjunction with the Recapitalization and resulted in a charge to earnings of approximately $3,970 during the Transition Period and an increase in additional paid-in capital in the Consolidated Statements of Shareholders' Equity (Deficit).

     Treasury stock acquired during the year ended June 30, 1996 was subject to an agreement which provided the selling shareholder with additional compensation for the common stock sold if a change in control occurred within a specified period of time. As a result of the Recapitalization, the selling shareholder was entitled to an additional $564, which is reflected as an increase in treasury stock in the Consolidated Statements of Shareholders' Equity (Deficit).

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

7. Shareholders' Equity (Deficit)--Continued

     Retained earnings includes DISC retained earnings of $1,594 at June 30, 1996. In August 1996, the DISC was terminated and the net assets were distributed to its shareholders.

     In January 1997, the Company established a trust to fund future payments under a deferred compensation plan. Certain employees eligible to participate in the plan assigned stock options to the plan. The trust exercised the options and purchased 160 shares of the Company's common stock. In June 1998, the trust sold 136 shares in connection with a secondary offering of common stock. The remaining 24 shares held by the trust at September 30, 1998, are valued at $412 and are reflected as a reduction of stockholders' equity in the consolidated balance sheet.

     The Company and the former principal shareholder of the Company, entered into a Stock Sale Agreement, dated as of August 1, 1997 pursuant to which the former principal shareholder sold 2,023 shares of common stock at $6.01 per share to the Company and to the Thomas H. Lee Equity Fund III, L.P. (the "Lee Fund") and certain other affiliates of Thomas H. Lee Company ("THL Co.," the Lee Fund and such other affiliates being referred to herein as the "Lee Group"). The Stock Sale Agreement provides that, among other things, if (i) the Company enters into a business combination or other transaction with a third party whereby less than a majority of the outstanding capital stock of the surviving entity is owned by the Lee Group, and (ii) such business combination or other transaction is the result of negotiations or discussions entered into prior to December 31, 1997 and such combination is consummated prior to June 30, 1998, then the Lee Group will remit to the former principal shareholder all amounts, if any, received by the Lee Group (or any affiliated transferee of shares owned by the Lee Group) from the sale of the shares of common stock to such third party in excess of $6.01 per share. In September 1997, another former shareholder sold 205 shares of common stock to the Company and the Lee Group under similar terms.

     On October 22, 1997, the shareholders of the Company approved the authorization of 5,000 shares of preferred stock, $.01 par value, and an increase in authorized shares of common stock from 90,000 to 150,000.

     On November 21, 1997, the Company completed an initial public offering ("IPO") of approximately 6,800 shares of Common Stock. The net proceeds of approximately $87,900 after deducting the underwriting discounts and offering expenses were used to repurchase $35,000 principal amount of Notes, pay the associated premium, and repay approximately $49,700 of the Company's term loan facility.

     On June 3, 1998, the Thomas H. Lee Group and its affiliates sold approximately 5,300 shares and certain Rayovac officers and employees sold approximately 1,100 shares in a secondary offering of common stock. The Company did not receive any proceeds from the sale of the shares but incurred expenses for the offering of approximately $900.


8. Stock Option Plans

     In 1996, the Company's Board of Directors ("Board") approved the Rayovac Corporation 1996 Stock Option Plan ("1996 Plan"). Under the 1996 Plan, stock options to acquire up to 3,000 shares of common stock, in the aggregate, may be granted to select employees and directors of the Company under either or both a time-vesting or a performance-vesting formula at an exercise price equal to the market price of the common stock on the date of grant. The time-vesting options become exercisable primarily in equal 20% increments over a five year period. The performance-vesting options become exercisable at the end of ten years with accelerated vesting over each of the next five years if the Company achieves certain performance goals. Accelerated vesting may occur upon sale of the Company, as defined in the 1996 Plan. As of September 30, 1998, there were options with respect to 2,199 shares of common stock outstanding under the 1996 Plan.

     In 1997, the Board adopted the 1997 Rayovac Incentive Plan ("Incentive Plan"). The Incentive Plan replaces the 1996 Plan and no further awards will be granted under the 1996 Plan other than awards of options for shares up to an amount equal to the number of shares covered by options that terminate or expire prior to being exercised. Under the Incentive Plan, the Company may grant to employees and non-employee directors stock options, stock

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

8. Stock Option Plans--Continued

appreciation rights ("SARs"), restricted stock, and other stock-based awards, as well as cash-based annual and long-term incentive awards. Accelerated vesting will occur in the event of a change in control, as defined in the Incentive Plan. Up to 3,000 shares of common stock may be issued under the Incentive Plan. The Incentive Plan expires in August 2007. As of September 30, 1998, there were options with respect to 362 shares of common stock outstanding under the Incentive Plan.

     During 1997, the Company adopted the Rayovac Corporation 1997 Stock Option Plan (1997 Plan). Under the 1997 Plan, stock options to acquire up to 665 shares of common stock, in the aggregate, may be granted. The exercise price was $6.01. The 1997 Plan and each option granted thereunder expired November 30, 1997.

     A summary of the status of the Company's plans is as follows:


                                   Transition Period                Year ended                  Year ended
                                   September 30, 1996           September 30, 1997          September 30, 1998
                              ---------------------------- ---------------------------- ---------------------------
                                         Weighted-average               Weighted-average               Weighted-average
                               Options    exercise price      Options    exercise price      Options    exercise price
                              --------- ------------------   --------- ------------------   --------- -----------------
     Outstanding, beginning
      of period .............      --         $  --            1,464          $4.30           2,318        $ 4.33
     Granted ................   1,464          4.30            1,410           5.03             442         20.52
     Exercised ..............      --            --             (556)          6.01            (107)         3.18
     Forfeited ..............      --            --               --             --             (92)         4.39
                                -----         -----            -----          -----           -----        ------
     Outstanding, end of
      period ................   1,464         $4.30            2,318          $4.33           2,561        $ 7.17
                                =====         =====            =====          =====           =====        ======
     Options exercisable,
      end of period .........      40         $1.14              496          $4.13             828        $ 4.47
                                =====         =====            =====          =====           =====        ======

     The following table summarizes information about options outstanding and outstanding and exercisable on September 30, 1998:


                                                                       Options outstanding
                        Options outstanding                              and exercisable
-------------------------------------------------------------------   ---------------------
                                        Weighted-        Weighted-                Weighted-
                         Number          average          average      Number      average
       Range of            of           Remaining         Exercise       of       Exercise
   Exercise Prices       Shares     Contractual Life       Price       Shares       Price
---------------------   --------   ------------------   -----------   --------   ----------
       $4.39             2,119     8 years                $  4.39       824       $  4.39
  $15.875-22.875           442     9.6                      20.52         4         21.44

     The Company has adopted the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, and continues to apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock plans. If the Company had elected to recognize compensation cost for all of the plans based upon the fair value at the grant dates for awards under those plans, consistent with the method prescribed by SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts indicated below:



                                                                     Transition           Year ended September 30,
                                                                    Period ended       -----------------------------
                                                                 September 30, 1996        1997          1998
                                                                --------------------   -----------   ------------
   Pro forma net income (loss) ..............................        $(21,035)            $5,680        $13,723
   Pro forma diluted net income (loss) per common share .....        $  (0.48)            $ 0.28        $  0.49

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

8. Stock Option Plans--Continued

     The fair value of the Company's stock options used to compute pro forma net income (loss) and diluted net income (loss) per common share disclosures is the estimated present value at grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                            Transition         Year ended September 30,
                                                           Period ended       --------------------------
                                                        September 30, 1996       1997         1998
                                                       --------------------   ----------   ----------
   Assumptions used:
    Volatility .....................................            --               --             26.2%
    Risk-free interest rate ........................          6.78%            6.78%            5.01%
    Expected life ..................................         8 years          8 years         8 years
    Dividend yield .................................            --               --              --
   Weighted-average grant-date fair value of options
    granted during period ..........................         $ 1.92           $ 1.84         $  6.34

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single value of its options and may not be representative of the future effects on reported net income or the future stock price of the Company. For purposes of proforma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period.


9. Income Taxes

     Pretax income (loss) (income (loss) before income taxes and extraordinary item) and income tax expense (benefit) consist of the following:

                                                           Transition            Years ended
                                           Year ended     Period ended          September 30,
                                            June 30,      September 30,   -------------------------
                                              1996            1996           1997        1998
                                          ------------   --------------   ---------   ----------
   Pretax income (loss):
    United States .....................     $17,154        $ (27,713)      $6,214      $19,352
    Outside the United States .........       4,136           (2,889)       3,391        2,440
                                            -------        ---------       ------      -------
   Total pretax income (loss) .........     $21,290        $ (30,602)      $9,605      $21,792
                                            =======        =========       ======      =======
   Income tax expense (benefit):
    Current:
     Federal ..........................     $ 5,141        $  (3,870)      $2,926      $ 3,533
     Foreign ..........................       1,469              (72)        (176)       1,667
     State ............................         389               --           17         (164)
                                            -------        ---------       ------      -------
    Total current .....................       6,999           (3,942)       2,767        5,036
                                            -------        ---------       ------      -------
    Deferred:
     Federal ..........................          54           (3,270)        (842)       2,243
     Foreign ..........................         (57)            (847)         809         (606)
     State ............................           6           (1,622)         685          724
                                            -------        ---------       ------      -------
    Total deferred ....................           3           (5,739)         652        2,361
                                            -------        ---------       ------      -------
                                            $ 7,002        $  (9,681)      $3,419      $ 7,397
                                            =======        =========       ======      =======

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

9. Income Taxes--Continued

     The following reconciles the Federal statutory income tax rate with the Company's effective tax rate:


                                                                               Transition             Years ended
                                                               Year ended     Period ended           September 30,
                                                                June 30,      September 30,   --------------------------
                                                                  1996            1996           1997         1998
                                                              ------------   --------------   ----------   ----------
   Statutory Federal income tax rate ......................        35.0%           35.0%          35.0%        35.0%
   DISC/FSC commission income .............................        (5.2)            0.4           (1.2)        (1.6)
   Effect of foreign items and rate differentials .........         1.0            (1.2)           0.3          0.8
   State income taxes, net ................................         1.1             3.9            4.9          4.1
   Reduction of prior year tax provision ..................          --              --           (3.0)        (2.8)
   Nondeductible recapitalization charges .................          --            (6.2)            --           --
   Other ..................................................         1.0            (0.3)          (0.4)        (1.6)
                                                                   ----            ----           ----         ----
                                                                   32.9%           31.6%          35.6%        33.9%
                                                                   ====            ====           ====         ====

     The tax effects of temporary differences which give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                            September 30,     September 30,
                                                                 1997             1998
                                                           ---------------   --------------
   Current deferred tax assets:
    Appleton/Madison Shutdown ..........................      $     --          $  1,182
    Recapitalization charges ...........................           792               633
    Inventories and receivables ........................         1,495             1,259
    Marketing and promotional accruals .................         3,256             2,177
    Employee benefits ..................................         1,509             1,211
    Environmental accruals .............................           679               589
    Other ..............................................         1,368               940
                                                              --------          --------
     Total current deferred tax assets .................         9,099             7,991
                                                              --------          --------
   Noncurrent deferred tax assets:
    Employee benefits ..................................         4,214             2,316
    State net operating loss carryforwards .............           468                --
    Package design expense .............................           927             1,169
    Promotional expense ................................           594               360
    Other ..............................................         1,753             2,688
                                                              --------          --------
     Total noncurrent deferred tax assets ..............         7,956             6,533
                                                              --------          --------
   Noncurrent deferred tax liabilities:
    Property, plant, and equipment .....................        (8,651)           (8,482)
    Other ..............................................           (40)              (39)
                                                              --------          --------
     Total noncurrent deferred tax liabilities .........        (8,691)           (8,521)
                                                              --------          --------
   Net noncurrent deferred tax liabilities .............      $   (735)         $ (1,988)
                                                              ========          ========

     During 1998, the Company utilized state net operating loss carryforwards of approximately $6,000.

     Provision has not been made for United States income taxes on a portion of the undistributed earnings of the Company's foreign subsidiaries (approximately $4,737 and $5,547 at September 30, 1997 and 1998, respectively), either because any taxes on dividends would be offset substantially by foreign tax credits or because the Company intends to reinvest those earnings. Such earnings would become taxable upon the sale or liquidation of these foreign subsidiaries or upon remittance of dividends. It is not practicable to estimate the amount of the deferred tax liability on such earnings.

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

10. Leases

     Future minimum rental commitments under noncancelable operating leases, principally pertaining to land, buildings and equipment, are as follows:


   Year ending September 30,
   1999 ....................    $ 6,958
   2000 ....................      5,631
   2001 ....................      5,137
   2002 ....................      4,855
   2003 ....................      4,545
   Thereafter ..............     36,192
                                -------
                                $63,318
                                =======

     The above lease commitments include payments under leases for the corporate headquarters facilities and other properties from partnerships in which one of the Company's former shareholders is a partner. Annual minimum rental commitments on the headquarters facility of $2,817 are subject to an adjustment based upon changes in the Consumer Price Index. The leases on the other properties require annual lease payments of $481 subject to annual inflationary increases. All of the leases expire during the years 1999 through 2013.

     Total rental expenses was $8,213, $1,995, $8,126, and $7,397 for the year ended June 30, 1996, the Transition Period, and the years ended September 30, 1997 and 1998, respectively.


11. Postretirement Pension Benefits

     The Company has various defined benefit pension plans covering substantially all of its domestic hourly employees and union members. Plans generally provide benefits of stated amounts for each year of service. The Company's policy is to fund pension costs at amounts within the acceptable ranges established by the Employee Retirement Income Security Act of 1974, as amended.

     The Company also has various nonqualified deferred compensation agreements with certain of its employees. Under certain agreements, the Company has agreed to pay certain amounts annually for the first 15 years subsequent to retirement or to a designated beneficiary upon death. It is management's intent that life insurance contracts owned by the Company will fund these agreements. Under the other agreements the Company has agreed to pay such deferral amounts in up to 15 annual installments beginning on a date specified by the employee, subsequent to retirement or disability, or to designated beneficiary upon death. The Company established a rabbi trust to fund these agreements.

     Net periodic pension cost for the aforementioned plans is summarized as follows:


                                                                      Transition             Years ended
                                                      Year ended     Period ended           September 30,
                                                       June 30,      September 30,   -----------------------
                                                         1996            1996            1997         1998
                                                     ------------   --------------   -----------   ---------
   Service cost ..................................     $ 1,501         $2,149          $ 1,705      $  494
   Interest cost .................................       3,513            944            3,834       1,141
   Actual return on plan assets ..................      (7,880)          (605)          (6,191)       (855)
   Net amortization and deferral .................       4,994           (166)           2,763         274
   Curtailment gain ..............................          --             --           (2,923)         --
                                                       -------         ------          -------      ------
     Net periodic pension cost (benefit) .........     $ 2,128         $2,322          $  (812)     $1,054
                                                       =======         ======          =======      ======

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

11. Postretirement Pension Benefits--Continued

     The following tables set forth the plans' funded status:


                                                                                    September 30, 1997
                                                                             --------------------------------
                                                                              Assets exceed      Accumulated
                                                                               accumulated        benefits
                                                                                 benefits       exceed assets
                                                                             ---------------   --------------
   Actuarial present value of benefit obligations:
    Vested benefit obligation ............................................      $ 42,696         $  13,326
    Accumulated benefit obligation .......................................        43,046            13,704
                                                                                ========         =========
   Projected benefit obligation ..........................................      $ 43,046         $  13,704
   Plan assets at fair value, primarily listed stocks, bonds and
    cash equivalents .....................................................        43,212             3,098
                                                                                --------         ---------
   Projected benefit obligation (in excess of) less than plan assets .....           166           (10,606)
   Unrecognized net loss (gain) ..........................................        (1,194)                1
   Unrecognized net asset ................................................         1,028             1,476
   Additional minimum liability ..........................................            --            (1,486)
                                                                                --------         ---------
     Pension liability ...................................................      $     --         $ (10,615)
                                                                                ========         =========


                                                                                    September 30, 1998
                                                                             --------------------------------
                                                                              Assets exceed      Accumulated
                                                                               accumulated        benefits
                                                                                 benefits       exceed assets
                                                                             ---------------   --------------
   Actuarial present value of benefit obligations:
    Vested benefit obligation ............................................       $33,853          $ 15,012
    Accumulated benefit obligation .......................................        33,853            16,346
                                                                                 =======          ========
   Projected benefit obligation ..........................................       $33,853          $ 16,346
   Plan assets at fair value, primarily listed stocks, bonds and
    cash equivalents .....................................................        33,853             9,698
                                                                                 -------          --------
   Projected benefit obligation (in excess of) less than plan assets .....            --            (6,648)
   Unrecognized net loss (gain) ..........................................           133               247
   Unrecognized net asset ................................................           (92)            2,776
   Additional minimum liability ..........................................            --            (3,025)
                                                                                 -------          --------
     Pension asset (liability) ...........................................       $    41          $ (6,650)
                                                                                 =======          ========

     Assumptions used in accounting for the aforementioned plans were:

                                                                                 Transition            Years ended
                                                                 Year ended     Period ended          September 30,
                                                                  June 30,      September 30,   -------------------------
                                                                    1996            1996           1997        1998
                                                                ------------   --------------   ---------   ----------
   Discount rate used for funded status calculation .........        7.5%            7.5%           7.5%        7.25%
   Discount rate used for net periodic pension cost
    calculations ............................................        8.0             7.5            7.5         7.25
   Rate of increase in compensation levels
    (salaried plan only) ....................................        5.0             5.0            5.0           --
   Expected long-term rate of return on assets ..............        9.0             9.0            9.0          9.0

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

11. Postretirement Pension Benefits--Continued

     During the year ended September 30, 1997, the Company merged two of its defined benefit plans and ceased future benefit accruals. The Company recognized a $2,923 curtailment gain, which is included in other special charges in the consolidated statements of operations. Discount rates of 6.5% and 6.58% were used in the accounting for the curtailed plans during the years ended September 30, 1997 and 1998, respectively. The Company has recorded an additional minimum pension liability of $1,486 and $3,025 at September 30, 1997 and 1998, respectively, to recognize the underfunded position of certain of its benefits plans. An intangible asset of $1,237, and $2,335 at September 30, 1997 and 1998, respectively, equal to the unrecognized prior service cost of these plans, has also been recorded. The excess of the additional minimum liability over the unrecognized prior service cost of $249 at September 30, 1997 and $690 at September 30, 1998, respectively, has been recorded as a reduction of shareholders' equity (deficit).

     The Company sponsors a defined contribution pension plan for its domestic salaried employees which allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. Effective with the aforementioned curtailment of the two defined benefit plans for salaried employees, benefits were increased under the defined contribution plan. The Company contributes annually from 3% to 6% of participants' compensation based on age, and may make additional discretionary contributions. The Company also sponsors defined contribution pension plans for employees of certain foreign subsidiaries. Company contributions charged to operations, including discretionary amounts, for the year ended June 30, 1996, the Transition Period, and the years ended September 30, 1997 and 1998, were $1,000, $181, $914, and $1,821, respectively.


12. Other Postretirement Benefit Plan

     The Company provides certain health care and life insurance benefits to eligible retired employees. Participants earn retiree health care benefits after reaching age 45 over the next 10 succeeding years of service and remain eligible until reaching age 65. The plan is contributory; retiree contributions have been established as a flat dollar amount with contribution rates expected to increase at the active medical trend rate. The plan is unfunded. The Company is amortizing the transition obligation over a 20-year period.

     The following sets forth the plan's funded status reconciled with amounts reported in the Company's consolidated balance sheets:

                                                            September 30,     September 30,
                                                                 1997             1998
                                                           ---------------   --------------
   Accumulated postretirement benefit obligation (APBO):
    Retirees ...........................................      $    722           $  648
    Fully eligible active participants .................           813              733
    Other active participants ..........................           869              837
                                                              --------           ------
   Total APBO ..........................................         2,404            2,218
   Unrecognized net loss ...............................        (1,008)            (464)
   Unrecognized transition obligation ..................          (591)            (551)
                                                              --------           ------
     Accrued postretirement benefit liability ..........      $    805           $1,203
                                                              ========           ======

     Net periodic postretirement benefit cost includes the following components:

                                                                           Transition         Years ended
                                                           Year ended     period ended       September 30,
                                                            June 30,      September 30,   -------------------
                                                              1996            1996         1997      1998
                                                          ------------   --------------   ------   -------
   Service cost .......................................       $129            $ 58         $249     $245
   Interest ...........................................        111              44          179      173
   Net amortization and deferral ......................         54              35          138      114
                                                              ----            ----         ----     ----
     Net periodic postretirement benefit cost .........       $294            $137         $566     $532
                                                              ====            ====         ====     ====

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

12. Other Postretirement Benefit Plan--Continued

     For measurement purposes, annual rates of increase of 9.5%, 9.5%, 8.5%, and 8.0% in the per capita costs of covered health care benefits were assumed for the year ended June 30, 1996, the Transition Period, and the years ended September 30, 1997 and 1998, respectively, gradually decreasing to 5.5%. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of September 30, 1998, by $137 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended September 30, 1998, by $42. Discount rates of 7.5% and 7.25% were used to determine the accumulated postretirement benefit obligations as of September 30, 1997 and 1998, respectively.


13. Business Segment and International Operations

     Information about the Company's operations in different geographic areas is summarized as follows:


                                                           Transition              Years ended
                                           Year ended     Period ended            September 30,
                                            June 30,      September 30,   -----------------------------
                                              1996            1996            1997           1998
                                          ------------   --------------   ------------   -----------
   Net sales to unaffiliated customers:
    United States .....................    $341,967        $ 82,329         $352,468       $412,366
    Foreign:
     Europe ...........................      64,432          15,304           62,546         67,624
     Other ............................      16,955           4,247           17,538         15,743
                                           --------        --------         --------       --------
   Total ..............................    $423,354        $101,880         $432,552       $495,733
                                           ========        ========         ========       ========
   Transfers between geographic areas:
    United States .....................    $ 27,097        $  7,432         $ 28,403       $ 26,401
    Foreign:
     Europe ...........................         730             422            1,459          1,433
                                           --------        --------         --------       --------
   Total ..............................    $ 27,827        $  7,854         $ 29,862       $ 27,834
                                           ========        ========         ========       ========
   Net sales:
    United States .....................    $369,065        $ 89,760         $380,872       $438,767
    Foreign:
     Europe ...........................      65,161          15,727           64,004         69,057
     Other ............................      16,955           4,247           17,538         15,743
    Eliminations ......................     (27,827)         (7,854)         (29,862)       (27,834)
                                           --------        --------         --------       --------
   Total ..............................    $423,354        $101,880         $432,552       $495,733
                                           ========        ========         ========       ========
   Income (loss) from operations:
    United States .....................    $ 24,759        $(20,983)        $ 30,379       $ 36,981
    Foreign:
     Europe ...........................       5,002          (2,539)           3,759          3,490
     Other ............................         516            (150)             387             74
                                           --------        --------         --------       --------
   Total ..............................    $ 30,277        $(23,672)        $ 34,525       $ 40,545
                                           ========        ========         ========       ========
   Total assets:
    United States .....................    $192,058        $213,327         $208,439       $259,476
    Foreign:
     Europe ...........................      33,719          35,065           32,137         34,902
     Other ............................      17,532          18,782           17,946         16,906
    Eliminations ......................     (22,564)        (23,886)         (22,173)       (24,943)
                                           --------        --------         --------       --------
   Total ..............................    $220,745        $243,288         $236,349       $286,341
                                           ========        ========         ========       ========

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

14. Commitments and Contingencies

     In March 1998, the Company entered into an agreement to purchase certain equipment and to pay annual royalties. In connection with the 1998 agreement, which supersedes previous agreements dated December 1991, and March 1994, the Company committed to pay royalties of $2,000 in 1998 and 1999, $3,000 in 2000 through 2003, and $500 in each year thereafter, as long as the related equipment patents are enforceable (2023). The Company incurred royalty expenses of $2,000, $500, $2,000 and $2,000 for the year ended June 30, 1996, the
Transition Period, and the years ended September 30, 1997 and 1998, respectively. Additionally, the Company has committed to purchase $7,500 of production equipment and $600 of tooling at September 30, 1998.

     The Company has provided for the estimated costs associated with environmental remediation activities at some of its current and former manufacturing sites. In addition, the Company, together with other parties, has been designated a potentially responsible party of various third-party sites on the United States EPA National Priorities List (Superfund). The Company provides for the estimated costs of investigation and remediation of these sites when such losses are probable and the amounts can be reasonably estimated. The actual cost incurred may vary from these estimates due to the inherent uncertainties involved. The Company believes that any additional liability in excess of the amounts provided of $1,511, which may result from resolution of these matters, will not have a material adverse effect on the financial condition, liquidity, or cash flow of the Company.

     The Company has certain other contingent liabilities with respect to litigation, claims and contractual agreements arising in the ordinary course of business. In the opinion of management, such contingent liabilities are not likely to have a material adverse effect on the financial condition, liquidity or cash flow of the Company.


15. Related Party Transactions

     The Company and THL Co. are parties to a Management Agreement pursuant to which the Company has engaged THL Co. to provide consulting and management advisory services for an initial period of five years through September 2001. In consideration of ongoing consulting and management advisory services, the Company will pay THL Co. an aggregate annual fee of $360 plus expenses. Under the Management Agreement and in connection with the closing of the Recapitalization, the Company paid THL Co. and an affiliate $3,250 during the Transition Period. The Company paid THL Co. aggregate fees of $386 and $408 for the years ended September 30, 1997 and 1998, respectively.

     The Company and a shareholder of the Company (the principal shareholder prior to the Recapitalization) are parties to agreements which include a consulting arrangement and non-competition provisions. Terms of the agreements required the shareholder to provide consulting services for an annual fee of $200 plus expenses. The term of these agreements runs concurrent with the Management Agreement, subject to certain conditions as defined in the agreements. The Consulting Agreement was terminated August 1, 1997. The Company paid the shareholder $175 during the year ended September 1997.

     The Company has notes receivable from officers in the amount of $1,261 and $890 at September 30, 1997 and 1998, respectively, generally payable in five years, which bear interest at 7% to 8%. Since the officers utilized the proceeds of the notes to purchase common stock of the Company, directly or through the exercise of stock options, the notes have been recorded as a reduction of shareholders' equity (deficit). The Company had short-term notes receivable from employees of $397 at September 30, 1997 which were used to purchase common stock of the Company, through the exercise of stock options, and were also classified as a reduction of shareholders' equity (deficit). The short-term notes were repaid in November and December, 1997.


16. Other Special Charges

     During the Transition Period, the Company recorded special charges as follows: (i) $2,700 of charges related to the exit of certain manufacturing operations, (ii) $1,700 of charges to increase net deferred compensation plan obligations to reflect curtailment of such plans; (iii) $1,500 of charges reflecting the present value of lease payments for land which management has determined will not be used for any future productive purpose; (iv) $6,900 in costs

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

16. Other Special Charges--Continued

and asset write-downs principally related to changes in product pricing strategies adopted by management subsequent to the Recapitalization; and (v) $3,300 of employee termination benefits and other charges. Payment for these costs was or is expected to be as follows: $7,700 was paid prior to September 30, 1996; $5,600 was paid in fiscal 1997; $1,100 was paid in fiscal 1998; and $1,700 is expected to be paid thereafter.

     During the year ended September 30, 1997, the Company recorded special charges as follows: (i) $2,500 of charges related to the exit of certain manufacturing and distribution operations at the Company's Kinston, North Carolina facility by early fiscal 1998, which includes $1,100 of employee termination benefits for 137 employees, (ii) $1,400 of employee termination benefits for 71 employees related to organizational restructuring in Europe and the exit of certain manufacturing operations in the Company's Newton Aycliffe, United Kingdom facility which the Company completed in fiscal 1998, (iii) $2,000 of charges for employee termination benefits for 77 employees related to organizational restructuring in the United States which the Company completed in fiscal 1998. The number of employees anticipated to be terminated was approximately equal to the actual numbers referenced above. The charges were partially offset by a $2,900 gain related to the curtailment of the Company's defined benefit pension plan covering all domestic non-union employees. A summary of the 1997 restructuring activities follows:


                          1997 Restructuring Summary



                                              Termination      Other
                                                benefits       costs        Total
                                             -------------   ---------   -----------
    Expenses accrued .....................     $  4,000       $  600      $  4,600
    Change in estimate ...................          500          600         1,100
    Expensed as incurred .................           --          200           200
    Expenditures .........................       (3,300)        (700)       (4,000)
                                               --------       ------      --------
   Balance at September 30, 1997 .........        1,200          700         1,900
    Change in estimate ...................         (200)        (400)         (600)
    Expenditures .........................       (1,000)        (300)       (1,300)
                                               --------       ------      --------
   Balance at September 30, 1998 .........     $     --       $   --      $     --
                                               ========       ======      ========

     During the year ended September 30, 1998, the Company recorded special charges and credits as follows: (i) a credit of $1,243 related to the settlement of deferred compensation agreements with certain former employees,
(ii) charges of $5,280 related to (a) the September 1998 closing of the Company's Newton Aycliffe, United Kingdom, packaging facility, (b) the phasing out of direct distribution through June 1998 in the United Kingdom, and (c) the September 1998 closing of one of the Company's German sales offices, which amounts include $1,771 of employee termination benefits for 73 employees, $1,457 of lease cancellation costs, and $1,032 of equipment and intangible asset write-offs, and $1,020 of other costs, (iii) charges of $2,184 related to the closing by April 1999 of the Company's Appleton, Wisconsin, manufacturing facility, which amount includes $1,449 of employee termination benefits for 153 employees, $200 of fixed asset write-offs and $535 of other costs, (iv) charges of $1,963 related to the exit by March 1999 of certain manufacturing operations at the Company's Madison, Wisconsin, facility, which amount includes $295 of employee termination benefits for 29 employees, $1,256 of fixed asset write-offs, and $412 of other costs, (v) a $2,435 gain on the sale of the Company's previously closed Kinston, North Carolina, facility, (vi) charges of $854 related to the secondary offering of the Company's common stock, and (vii) miscellaneous credits of $420. A summary of the 1998 restructuring activities follows:

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

16. Other Special Charges--Continued

                          1998 Restructuring Summary

                                              Termination       Other
                                                benefits        costs         Total
                                             -------------   -----------   -----------
    Expense accrued ......................     $  3,700       $  3,800      $  7,500
    Change in estimate ...................         (100)           500           400
    Expensed as incurred .................          200          1,300         1,500
    Cash expenditures ....................       (1,500)        (1,400)       (2,900)
    Non-cash charges .....................           --         (1,600)       (1,600)
                                               --------       --------      --------
   Balance at September 30, 1998 .........     $  2,300       $  2,600      $  4,900
                                               ========       ========      ========

17. Acquisitions

     The Company completed the following acquisitions in 1998, all of which were accounted for as purchases.

     On November 27, 1997, the Company acquired Brisco GmbH in Germany and Brisco B.V. in Holland (collectively "Brisco"), a distributor of hearing aid batteries for $4,900. Brisco recorded calendar 1997 sales of $4,500.

     On March 13, 1998, the Company acquired Direct Power Plus of New York ("DPP"), a full line marketer of rechargeable batteries and accessories for cellular phones and video camcorders for $4,700 plus incentive payments which were anticipated to total approximately $2,700. The initial $4,700 acquisition price included $3,200 in cash (of which $500 was to be paid in cash after a specified time period for resolution of acquisition related claims) and $1,500 of assumed bankers' acceptances. On June 29, 1998, the Company amended the March 13, 1998 Stock Purchase Agreement which resulted in a payment of $1,900 to a former shareholder of DPP in return for the cancellation of future incentive payments and settlement of the $500 payment for acquisition related claims under the DPP Agreement.

     On March 30, 1998, the Company acquired the battery distribution portion of Best Labs, St. Petersburg, Florida, a distributor of hearing aid batteries and a manufacturer of hearing instruments for $2,100. The acquired portion of Best Labs had net sales of approximately $2,600 in calendar 1997.


18. Quarterly Results (unaudited)

                                                                          Quarter Ended
                                                   ------------------------------------------------------------
                                                    December 28,     March 29,      June 29,      September 30,
                                                        1996            1997          1997            1997
                                                   --------------   -----------   ------------   --------------
   Net sales ...................................     $ 141,922       $ 83,633       $ 95,466       $ 111,531
   Gross profit ................................        62,903         36,510         43,249          55,321
   Net income (loss) ...........................         2,380         (1,720)         2,652           2,874
   Basic net income (loss) per share ...........          0.12          (0.08)          0.13            0.14
   Diluted net income (loss) per share .........          0.12          (0.08)          0.13            0.14


                                                                               Quarter Ended
                                                       -------------------------------------------------------------
                                                        December 27,     March 28,       June 27,      September 30,
                                                            1997            1998           1998            1998
                                                       --------------   -----------   -------------   --------------
   Net sales .......................................     $ 149,995        $96,081       $ 111,054       $ 138,603
   Gross profit ....................................        72,640         45,536          53,224          66,306
   Income (loss) before extraordinary item .........         8,534           (982)          3,849           4,969
   Net income (loss) ...............................         6,559           (982)          3,849           4,969
   Basic net income (loss) per share ...............          0.28          (0.04)           0.14            0.18
   Diluted net income (loss) per share .............          0.26          (0.04)           0.13            0.17

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

19. Subsequent Event

     The Company has reached an agreement in principle to acquire 99.6% of the outstanding common stock of ROV Limited, a leading battery manufacturer in Latin America with 1997 sales of approximately $84 million, for approximately $120 million. The acquisition, which is subject to various conditions, including completion of due diligence and lender and other consents, will be accounted for as a purchase and is anticipated to close by the end of February 1999. The acquisition is expected to be financed with a combination of proceeds of an equity offering and additional borrowings.


20. Condensed Consolidating Financial Statements

     The following condensed consolidating financial data illustrates the composition of the consolidated financial statements. Investments in subsidiaries are accounted for by the Company on an unconsolidated basis (the Company and the DISC) and the Guarantor Subsidiary using the equity method for purposes of the consolidating presentation. Earnings of subsidiaries are therefore reflected in the Company's and Guarantor Subsidiary's investment accounts and earnings. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions. Separate financial statements of the Guarantor Subsidiary are not presented because management has determined that such financial statements would not be material to investors.

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

20. Condensed Consolidating Financial Statements--Continued

                     CONDENSED CONSOLIDATING BALANCE SHEET
                              SEPTEMBER 30, 1998

                                                                          Guarantor   Nonguarantor
                                                              Parent     subsidiary   subsidiaries   Eliminations   Consolidated
                          ASSETS                           ------------ ------------ -------------- -------------- -------------
Current assets:
 Cash and cash equivalents ............................... $  1,355      $    44         $   195    $     --       $  1,594
 Receivables:
  Trade accounts receivable, net of allowance for
    doubtful receivables .................................   82,635           --          18,947          --        101,582
  Other ..................................................    9,476           41             489      (7,253)         2,753
 Inventories .............................................   53,120           --           9,680         (38)        62,762
 Deferred income taxes ...................................    7,578          342              71          --          7,991
 Prepaid expenses and other ..............................    5,783           --             955          --          6,738
                                                           --------      -------         -------    --------       --------
      Total current assets ...............................  159,947          427          30,337      (7,291)       183,420
                                                           --------      -------         -------    --------       --------
 Property, plant and equipment, net ......................   66,174           --           5,193          --         71,367
 Deferred charges and other ..............................   25,447           --           5,481      (7,282)        23,646
 Debt issuance costs .....................................    7,908           --              --          --          7,908
 Investment in subsidiaries ..............................   17,229       16,724              --     (33,953)            --
                                                           --------      -------         -------    --------       --------
      Total assets ....................................... $276,705      $17,151         $41,011    $(48,526)      $286,341
                                                           ========      =======         =======    ========       ========
       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Current maturities of long-term debt .................... $  2,360      $    --         $ 2,247    $ (1,017)      $  3,590
 Accounts payable ........................................   58,398           --          12,005      (5,604)        64,799
 Accrued liabilities:
  Wages and benefits .....................................    8,521           --           1,559          --         10,080
  Accrued interest .......................................    2,989           --              31          --          3,020
  Recapitalization and other special charges .............    4,825           --           1,964          --          6,789
  Other ..................................................   12,229         (308)          2,911      (1,347)        13,485
                                                           --------      -------         -------    --------       --------
      Total current liabilities ..........................   89,322         (308)         20,717      (7,968)       101,763
                                                           --------      -------         -------    --------       --------
Long-term debt, net of current maturities ................  149,441           --           3,349      (4,104)       148,686
Employee benefit obligations, net of current portion .....   10,433           --              --          --         10,433
Deferred income taxes ....................................    2,434          230              22        (698)         1,988
Other ....................................................    1,398           --             199          --          1,597
                                                           --------      -------         -------    --------       --------
      Total liabilities ..................................  253,028          (78)         24,287     (12,770)       264,467
                                                           --------      -------         -------    --------       --------
Shareholders' equity (deficit):
 Common stock ............................................      569           --          12,072     (12,072)           569
 Additional paid-in capital ..............................  103,304        3,525             750      (4,275)       103,304
 Foreign currency translation adjustment .................    2,500        2,500           2,500      (5,000)         2,500
 Notes receivable from officers/shareholders .............     (890)          --              --          --           (890)
 Retained earnings .......................................   47,078       11,204           1,402     (14,409)        45,275
                                                           --------      -------         -------    --------       --------
                                                            152,561       17,229          16,724     (35,756)       150,758
 Less stock held in trust for deferred
   compensation plan .....................................     (412)          --              --          --           (412)
 Less treasury stock, at cost ............................ (128,472)          --              --          --       (128,472)
                                                           --------      -------         -------    --------       --------
Total shareholders' equity ...............................   23,677       17,229          16,724     (35,756)        21,874
                                                           --------      -------         -------    --------       --------
Total liabilities and shareholders' equity ............... $276,705      $17,151         $41,011    $(48,526)      $286,341
                                                           ========      =======         =======    ========       ========

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

20. Condensed Consolidating Financial Statements--Continued

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                         YEAR ENDED SEPTEMBER 30, 1998



                                                                  Guarantor   Nonguarantor
                                                       Parent    subsidiary   subsidiaries   Eliminations   Consolidated
                                                    ----------- ------------ -------------- -------------- -------------
Net sales .........................................  $438,767      $   --        $84,786      $ (27,820)     $495,733
Cost of goods sold ................................   233,799          --         51,912        (27,684)      258,027
                                                     --------      ------        -------      ---------      --------
  Gross profit ....................................   204,968          --         32,874           (136)      237,706
                                                     --------      ------        -------      ---------      --------
Operating expenses:
 Selling ..........................................   131,396          --         17,479             --       148,875
 General and administrative .......................    28,830        (978)         8,097            (72)       35,877
 Research and development .........................     6,226          --             --             --         6,226
 Recapitalization charges .........................      (212)         --             --             --          (212)
 Other special charges ............................     1,378          --          5,017             --         6,395
                                                     --------      ------        -------      ---------      --------
                                                      167,618        (978)        30,593            (72)      197,161
                                                     --------      ------        -------      ---------      --------
  Income from operations ..........................    37,350         978          2,281            (64)       40,545
Interest expense ..................................    15,204          --            466             --        15,670
Equity in income of subsidiary ....................      (888)       (771)            --          1,659            --
Other (income) expense, net .......................      (994)        543            296             --          (155)
                                                     --------      ------        -------      ---------      --------
Income before income taxes and extraordinary
 item .............................................    24,028       1,206          1,519         (1,723)       25,030
Income tax expense ................................     7,594         318            748             --         8,660
                                                     --------      ------        -------      ---------      --------
Income (loss) before extraordinary item ...........    16,434         888            771         (1,723)       16,370
Extraordinary item, net of income tax benefit .....    (1,975)         --             --             --        (1,975)
                                                     --------      ------        -------      ---------      --------
  Net income ......................................  $ 14,459      $  888        $   771      $  (1,723)     $ 14,395
                                                     ========      ======        =======      =========      ========

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

20. Condensed Consolidating Financial Statements--Continued

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                         YEAR ENDED SEPTEMBER 30, 1998



                                                                       Guarantor   Nonguarantor
                                                           Parent     subsidiary   subsidiaries   Eliminations   Consolidated
                                                       ------------- ------------ -------------- -------------- -------------
Net cash provided (used) by operating activities .....  $ (10,114)      $(2)         $ 2,703        $ 5,920      $  (1,493)
Cash flows from investing activities:
 Purchases of property, plant and equipment ..........    (14,395)       --           (1,536)            --        (15,931)
 Proceeds from sale of property, plant and
   equipment .........................................      3,334        --              344             --          3,678
 Payment for acquisitions ............................     (6,271)       --           (4,853)            --        (11,124)
                                                        ---------       ---          -------        -------      ---------
Net cash used by investing activities ................    (17,332)       --           (6,045)            --        (23,377)
                                                        ---------       ---          -------        -------      ---------
Cash flows from financing activities:
 Reduction of debt ...................................   (135,500)       --           (4,524)            --       (140,024)
 Proceeds from debt financing ........................     79,755        --            8,093         (5,920)        81,928
 Proceeds from issuance of common stock ..............     87,160        --               --             --         87,160
 Other ...............................................     (3,247)       --             (465)            --         (3,712)
                                                        ---------       ---          -------        -------      ---------
Net cash provided by financing activities ............     28,168        --            3,104         (5,920)        25,352
                                                        ---------       ---          -------        -------      ---------
Effect of exchange rate changes on cash and
 cash equivalents ....................................         --        --              (21)            --            (21)
                                                        ---------       ---          -------        -------      ---------
 Net increase (decrease) in cash and cash
  equivalents .................................. .....        722        (2)            (259)            --            461
Cash and cash equivalents, beginning of period .......        633        46              454             --          1,133
                                                        ---------       -----        -------        -------      ---------
Cash and cash equivalents, end of period .............  $   1,355       $44          $   195        $    --      $   1,594
                                                        =========       =====        =======        =======      =========

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

20. Condensed Consolidating Financial Statements--Continued

                     CONDENSED CONSOLIDATING BALANCE SHEET
                              SEPTEMBER 30, 1997


                                                                          Guarantor   Nonguarantor
                                                              Parent     subsidiary   subsidiaries   Eliminations   Consolidated
                                                           ------------ ------------ -------------- -------------- -------------
                          ASSETS
Current assets:
 Cash and cash equivalents ............................... $    633     $    46          $   454    $     --       $  1,133
 Receivables:
   Trade accounts receivable, net of allowance for
    doubtful receivables .................................   60,868          --           15,190          --         76,058
   Other .................................................    8,500         702            2,659      (8,782)         3,079
 Inventories .............................................   45,003          --           13,722        (174)        58,551
 Deferred income taxes ...................................    8,664         342               93          --          9,099
 Prepaid expenses and other ..............................    5,101          --              827          --          5,928
                                                           --------     -------          -------    --------       --------
      Total current assets ...............................  128,769       1,090           32,945      (8,956)       153,848
                                                           --------     -------          -------    --------       --------
 Property, plant and equipment, net ......................   60,860          --            4,651          --         65,511
 Deferred charges and other ..............................    8,411          --              612      (1,310)         7,713
 Debt issuance costs .....................................    9,277          --               --          --          9,277
 Investment in subsidiaries ..............................   16,111      15,627               --     (31,738)            --
                                                           --------     -------          -------    --------       --------
      Total assets ....................................... $223,428     $16,717          $38,208    $(42,004)      $236,349
                                                           ========     =======          =======    ========       ========
              LIABILITIES AND SHAREHOLDERS'
                        EQUITY (DEFICIT)
Current liabilities:
 Current maturities of long-term debt .................... $ 22,000     $    --          $ 1,880    $     --       $ 23,880
 Accounts payable ........................................   50,797         150           14,847      (8,535)        57,259
 Accrued liabilities:
  Wages and benefits .....................................    7,766          --            1,577          --          9,343
  Accrued interest .......................................    5,594          --               19          --          5,613
  Recapitalization and other special charges .............    4,235          --              377          --          4,612
  Other ..................................................   15,650         226            3,448          --         19,324
                                                           --------     -------          -------    --------       --------
      Total current liabilities ..........................  106,042         376           22,148      (8,535)       120,031
                                                           --------     -------          -------    --------       --------
Long-term debt, net of current maturities ................  183,441          --               --          --        183,441
Employee benefit obligations, net of current portion .....   11,291          --               --          --         11,291
Deferred income taxes ....................................      554          --              181          --            735
Other ....................................................      956         230              260          --          1,446
                                                           --------     -------          -------    --------       --------
      Total liabilities ..................................  302,284         606           22,589      (8,535)       316,944
Shareholders' equity (deficit):
 Common stock ............................................      500          --           12,072     (12,072)           500
 Additional paid-in capital ..............................   15,974       3,525              750      (4,275)        15,974
 Foreign currency translation adjustment .................    2,270       2,270            2,270      (4,540)         2,270
 Notes receivable from officers/shareholders .............   (1,658)         --               --          --         (1,658)
 Retained earnings .......................................   33,060      10,316              527     (12,582)        31,321
                                                           --------     -------          -------    --------       --------
                                                             50,146      16,111           15,619     (33,469)        48,407
 Less stock held in trust for deferred compensation ......     (962)         --               --          --           (962)
                                                           --------     -------          -------    --------       --------
 Less treasury stock, at cost ............................ (128,040)         --               --          --       (128,040)
                                                           --------     -------          -------    --------       --------
Total shareholders' equity (deficit) .....................  (78,856)     16,111           15,619     (33,469)       (80,595)
                                                           --------     -------          -------    --------       --------
Total liabilities and shareholders' equity (deficit) ..... $223,428     $16,717          $38,208    $(42,004)      $236,349
                                                           ========     =======          =======    ========       ========

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

20. Condensed Consolidating Financial Statements--Continued

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                         YEAR ENDED SEPTEMBER 30, 1997



                                                   Guarantor   Nonguarantor
                                        Parent    subsidiary   subsidiaries   Eliminations   Consolidated
                                     ----------- ------------ -------------- -------------- -------------
Net sales ..........................  $380,872     $     --       $81,542      $ (29,862)      $432,552
Cost of goods sold .................   212,861           --        52,180        (30,472)       234,569
                                      --------     --------       -------      ---------       --------
  Gross profit .....................   168,011           --        29,362            610        197,983
                                      --------     --------       -------      ---------       --------
Operating expenses:
 Selling ...........................   104,685           --        17,370             --        122,055
 General and administrative ........    26,039         (817)        5,655          1,328         32,205
 Research and development ..........     6,196           --            --             --          6,196
 Other special charges .............     1,348           --         1,654             --          3,002
                                      --------     --------       -------      ---------       --------
                                       138,268         (817)       24,679          1,328        163,458
                                      --------     --------       -------      ---------       --------
  Income from operations ...........    29,743          817         4,683           (718)        34,525
Interest expense ...................    24,118           --           424             --         24,542
Equity in income of subsidiary .....    (3,475)      (2,948)           --          6,423             --
Other (income) expense, net ........      (590)           6           962             --            378
                                      --------     --------       -------      ---------       --------
Income before income taxes .........     9,690        3,759         3,297         (7,141)         9,605
Income tax expense .................     2,786          284           349             --          3,419
                                      --------     --------       -------      ---------       --------
  Net income .......................  $  6,904     $  3,475       $ 2,948      $  (7,141)      $  6,186
                                      ========     ========       =======      =========       ========

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

20. Condensed Consolidating Financial Statements--Continued

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                         YEAR ENDED SEPTEMBER 30, 1997



                                                                          Guarantor   Nonguarantor
                                                              Parent     subsidiary   subsidiaries   Eliminations   Consolidated
                                                           ------------ ------------ -------------- -------------- -------------
Net cash provided (used) by operating activities ......... $ 34,436        $ (11)    $ 1,240              $--      $ 35,665
Cash flows from investing activities:
 Purchases of property, plant and equipment ..............  (10,113)          --        (743)              --       (10,856)
 Proceeds from sale of property, plant and
   equipment .............................................       52           --          --               --            52
 Sale (purchase) of equipment and technology .............   (1,866)          --       1,866               --            --
                                                           --------        -----     -------              ---      --------
Net cash provided (used) by investing activities .........  (11,927)          --       1,123               --       (10,804)
                                                           --------        -----     -------              ---      --------
Cash flows from financing activities:
 Reduction of debt ....................................... (123,489)          --     (11,590)              --      (135,079)
 Proceeds from debt financing ............................  100,000           --       8,890               --       108,890
 Cash overdrafts .........................................      164           --          --               --           164
 Proceeds from direct financing lease ....................      100           --          --               --           100
 Issuance of stock .......................................      271           --          --               --           271
 Acquisition of treasury stock ...........................   (3,343)          --          --               --        (3,343)
 Exercise of stock options ...............................    1,438           --          --               --         1,438
 Payments on capital lease obligations ...................       --           --        (426)              --          (426)
                                                           --------        -----     -------              ---      --------
Net cash used by financing activities ....................  (24,859)          --      (3,126)              --       (27,985)
                                                           --------        -----     -------              ---      --------
Effect of exchange rate changes on cash and cash
 equivalents .............................................       --           --           2               --             2
                                                           --------        -----     -------              ---      --------
 Net decrease in cash and cash equivalents ...............   (2,350)         (11)       (761)              --        (3,122)
Cash and cash equivalents, beginning of period ...........    2,983           57       1,215               --         4,255
                                                           --------        -----     -------              ---      --------
Cash and cash equivalents, end of period ................. $    633        $  46     $   454              $--      $  1,133
                                                           ========        =====     =======              ===      ========

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

20. Condensed Consolidating Financial Statements--Continued

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                  Transition Period ended September 30, 1996



                                                         Guarantor    Nonguarantor
                                            Parent      subsidiary    subsidiaries   Eliminations   Consolidated
                                         ------------ -------------- -------------- -------------- -------------
Net sales ..............................  $  89,760      $    --        $ 19,974       $ (7,854)     $ 101,880
Cost of goods sold .....................     53,480           --          13,470         (7,708)        59,242
                                          ---------      -------        --------       --------      ---------
  Gross profit .........................     36,280           --           6,504           (146)        42,638
                                          ---------      -------        --------       --------      ---------
Operating expenses:
 Selling ...............................     23,539           --           4,257             --         27,796
 General and administrative ............      6,508            2           2,109              9          8,628
 Research and development ..............      1,495           --              --             --          1,495
 Recapitalization charges ..............     12,326           --              --             --         12,326
 Other special charges .................     12,768           --           3,297             --         16,065
                                          ---------      -------        --------       --------      ---------
                                             56,636            2           9,663              9         66,310
                                          ---------      -------        --------       --------      ---------
  Loss from operations .................    (20,356)          (2)         (3,159)          (155)       (23,672)
Interest expense .......................      4,320           --             110             --          4,430
Equity in loss of subsidiary ...........      2,508        2,611              --         (5,119)            --
Other (income) expense, net ............       (170)        (162)            408             --             76
                                          ---------      -------        --------       --------      ---------
Loss before income taxes and
 extraordinary item ....................    (27,014)      (2,451)         (3,677)         4,964        (28,178)
Income tax (benefit) expense ...........     (7,895)          57          (1,066)            --         (8,904)
                                          ---------      -------        --------       --------      ---------
Loss before extraordinary item .........    (19,119)      (2,508)         (2,611)         4,964        (19,274)
Extraordinary item, loss on early
 extinguishment of debt, net of income
 tax benefit of $777....................     (1,647)          --              --             --         (1,647)
                                          ---------      -------        --------       --------      ---------
  Net loss .............................  $ (20,766)     $(2,508)       $ (2,611)      $  4,964      $ (20,921)
                                          =========      =======        ========       ========      =========

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

20. Condensed Consolidating Financial Statements--Continued

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                  Transition Period ended September 30, 1996



                                                                          Guarantor   Nonguarantor
                                                              Parent     subsidiary   subsidiaries   Eliminations   Consolidated
                                                           ------------ ------------ -------------- -------------- -------------
Net cash provided (used) by operating activities ......... $ (2,078)         $16        $    932          $--      $ (1,130)
Cash flows from investing activities:
 Purchases of property, plant and equipment ..............     (912)          --            (336)          --        (1,248)
 Proceeds from sale of property, plant and
   equipment .............................................    1,281           --              --           --         1,281
                                                           --------          ---        --------          ---      --------
Net cash provided (used) by investing activities .........      369           --            (336)          --            33
                                                           --------          ---        --------          ---      --------
Cash flows from financing activities:
 Reduction of debt ....................................... (104,138)          --          (2,952)          --      (107,090)
 Proceeds from debt financing ............................  256,500           --           2,989           --       259,489
 Cash overdraft ..........................................   (2,493)          --              --           --        (2,493)
 Debt issuance costs .....................................  (14,373)          --              --           --       (14,373)
 Extinguishment of debt ..................................   (2,424)          --              --           --        (2,424)
 Distributions from DISC .................................   (1,943)          --              --           --        (1,943)
 Acquisition of treasury stock ........................... (127,925)          --              --           --      (127,925)
 Payments on capital lease obligation ....................       --           --             (84)          --           (84)
                                                           --------          ---        --------          ---      --------
Net cash provided (used) by financing activities .........    3,204           --             (47)          --         3,157
                                                           --------          ---        --------          ---      --------
Effect of exchange rate changes on cash and cash
 equivalents .............................................       --           --               5           --             5
                                                           --------          ---        --------          ---      --------
 Net increase in cash and cash equivalents ...............    1,495           16             554           --         2,065
Cash and cash equivalents, beginning of period ...........    1,488           41             661           --         2,190
                                                           --------          ---        --------          ---      --------
Cash and cash equivalents, end of period ................. $  2,983          $57        $  1,215          $--      $  4,255
                                                           ========          ===        ========          ===      ========

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

20. Condensed Consolidating Financial Statements--Continued

                CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS
                           Year ended June 30, 1996



                                                   Guarantor   Nonguarantor
                                        Parent    subsidiary   subsidiaries   Eliminations   Consolidated
                                     ----------- ------------ -------------- -------------- -------------
Net sales ..........................  $369,065     $     --       $82,116      $ (27,827)      $423,354
Cost of goods sold .................   213,349           --        53,846        (27,852)       239,343
                                      --------     --------       -------      ---------       --------
 Gross profit ......................   155,716           --        28,270             25        184,011
                                      --------     --------       -------      ---------       --------
Operating expenses:
 Selling ...........................    99,486           --        17,039             --        116,525
 General and administrative ........    25,967           12         5,775             13         31,767
 Research and development ..........     5,442           --            --             --          5,442
                                      --------     --------       -------      ---------       --------
                                       130,895           12        22,814             13        153,734
                                      --------     --------       -------      ---------       --------
 Income (loss) from operations .....    24,821          (12)        5,456             12         30,277
Interest expense ...................     7,731           --           704             --          8,435
Equity in income of subsidiary .....    (2,507)      (2,167)           --          4,674             --
Other (income) expense, net ........       (51)        (570)        1,173             --            552
                                      --------     --------       -------      ---------       --------
Income before income taxes .........    19,648        2,725         3,579         (4,662)        21,290
Income tax expense .................     5,372          218         1,412             --          7,002
                                      --------     --------       -------      ---------       --------
 Net income ........................  $ 14,276     $  2,507       $ 2,167      $  (4,662)      $ 14,288
                                      ========     ========       =======      =========       ========

                     RAYOVAC CORPORATION AND SUBSIDIAIRIES

                    (In thousands, except per share amounts)

20. Condensed Consolidating Financial Statements--Continued

                CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS
                           Year ended June 30, 1996



                                                                          Guarantor   Nonguarantor
                                                              Parent     subsidiary   subsidiaries   Eliminations    Consolidated
                                                           ------------ ------------ -------------- -------------- ---------------
Net cash provided (used) by operating activities .........  $   14,449     $ (292)     $  3,688           $--        $   17,845
Cash flows from investing activities:
 Purchases of property, plant and equipment ..............      (6,558)        --           (88)           --            (6,646)
 Proceeds from sale of property, plant and
   equipment .............................................         298         --            --            --               298
                                                            ----------     ------      --------           ---        ----------
Net cash used by investing activities ....................      (6,260)        --           (88)           --            (6,348)
                                                            ----------     ------      --------           ---        ----------
Cash flows from financing activities:
 Reduction of debt .......................................     (97,627)        --        (6,899)           --          (104,526)
 Proceeds from debt financing ............................      93,600         --         2,652            --            96,252
 Cash overdrafts .........................................       2,339         --            --            --             2,339
 Distributions from DISC .................................      (5,187)        --            --            --            (5,187)
 Intercompany dividends ..................................          --        130          (130)           --                --
 Acquisition of treasury stock ...........................        (533)        --            --            --              (533)
 Payments on capital lease obligation ....................          --         --          (295)           --              (295)
                                                            ----------     ------      --------           ---        ----------
Net cash provided (used) by financing activities .........      (7,408)       130        (4,672)           --           (11,950)
                                                            ----------     ------      --------           ---        ----------
Effect of exchange rate changes on cash and cash
 equivalents .............................................          --         --            (2)           --                (2)
                                                            ----------     ------      --------           ---        ----------
 Net increase (decrease) in cash and cash
  equivalents ............................................         781       (162)       (1,074)           --              (455)
Cash and cash equivalents, beginning of period ...........         707        203         1,735            --             2,645
                                                            ----------     ------      --------           ---        ----------
Cash and cash equivalents, end of period .................  $    1,488     $   41      $    661           $--        $    2,190
                                                            ==========     ======      ========           ===        ==========

================================================================================


                               6,000,000 Shares

                                 [RAYOVAC LOGO]

                                  Common Stock




                                 -------------
                              P R O S P E C T U S
                                 -------------



                              Merrill Lynch & Co.

                              Salomon Smith Barney

                            Bear, Stearns & Co. Inc.

                          Donaldson, Lufkin & Jenrette

                      Cleary Gull Reiland & McDevitt Inc.



                                         , 1998


================================================================================

                 [Alternate Cover for International Prospectus]

                             Subject to Completion
                Preliminary Prospectus dated December 24, 1998

PROSPECTUS


                               6,000,000 Shares

                                 [RAYOVAC LOGO]
                                 Common Stock

                               ----------------

     Rayovac is selling 4,000,000 of the shares of common stock and certain shareholders of Rayovac are selling 2,000,000 of the shares of common stock. The international managers are offering 1,200,000 shares outside the United States and Canada and the U.S. underwriters are offering 4,800,000 shares in the United States and Canada.

     The common stock trades on The New York Stock Exchange under the symbol "ROV." On December 23, 1998, the last sale price of the common stock as reported on the New York Stock Exchange was 27-1/2 per share.


     Investing in the common stock involves risks which are described in the "Risk Factors" section beginning on page 11 of this prospectus.

                               ----------------

                                                                       Per Share     Total
                                                                      -----------   ------
   Public Offering Price ..........................................        $           $
   Underwriting Discount ..........................................        $           $
   Proceeds, before expenses, to Rayovac ..........................        $           $
   Proceeds, before expenses, to the selling shareholders .........        $           $

     The international managers may also purchase up to an additional 180,000 shares from the selling shareholders, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. The U.S. underwriters may similarly purchase up to an aggregate of an additional 720,000 shares from the selling shareholders.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The shares of common stock will be ready for delivery in New York, New
York on or about        , 1998.



                               ----------------

Merrill Lynch International                 Salomon Smith Barney International

Bear, Stearns International Limited

                          Donaldson, Lufkin & Jenrette
                                   International

                                             Cleary Gull Reiland & McDevitt Inc.

                               ----------------

                The date of this prospectus is          , 1998.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 [Alternate page for international prospectus]

                                 UNDERWRITING

     Merrill Lynch International and Salomon Smith Barney Inc. are acting as joint book runners, and along with Bear, Stearns International Limited, Donaldson, Lufkin & Jenrette International and Cleary Gull Reiland & McDevitt Inc. are acting as representatives of each of the international managers named below. Subject to the terms and conditions set forth in an international purchase agreement among Rayovac, the selling shareholders and the international managers, and concurrently with the sale of 4,800,000 shares of common stock to certain U.S. underwriters, Rayovac and the selling shareholders have agreed to sell to the international managers, and each of the international managers severally and not jointly has agreed to purchase from Rayovac and the selling shareholders, the number of shares of common stock set forth opposite its name below.



                                                          Number of
International Manager                                      Shares
-------------------------------------------------------- ----------
    Merrill Lynch International ........................
    Salomon Smith Barney Inc. ..........................
    Bear, Stearns International Limited ................
    Donaldson, Lufkin & Jenrette International .........
    Cleary Gull Reiland & McDevitt Inc. ................
                                                         ---------
  Total ................................................ 1,200,000
                                                         =========

     Rayovac and the selling shareholders have also entered into a U.S. purchase agreement with certain underwriters in the United States and Canada for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and Salomon Smith Barney Inc. are acting as joint book runners, and along with Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Cleary Gull Reiland & McDevitt Inc. are acting as representatives. Subject to the terms and conditions set forth in the U.S. purchase agreement, and concurrently with the sale of 1,200,000 shares of common stock to the international managers pursuant to the international purchase agreement, Rayovac and the selling shareholders have agreed to sell to the U.S. underwriters, and each of the U.S. underwriters severally and not jointly has agreed to purchase from Rayovac and the selling shareholders, an aggregate of 4,800,000 shares of common stock. The initial public offering price per share of common stock and the underwriting discount per share of common stock are identical under the international purchase agreement and the U.S. purchase agreement.

     In the international purchase agreement and the U.S. purchase agreement, the several international managers and the several U.S. underwriters, respectively, have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of common stock being sold pursuant to each such agreement if any of the shares of common stock being sold pursuant to such agreement are purchased. In the event of a default by an underwriter, the international purchase agreement and the U.S. purchase agreement provide that, in certain circumstances, the commitments of non-defaulting underwriters may be increased or the purchase agreements may be terminated. The closings with respect to the sale of shares of common stock to be purchased by the international managers and the U.S. underwriters are conditioned upon one another.

     The lead managers have advised Rayovac and the selling shareholders that the international managers propose initially to offer the shares of our common stock to the public at the initial public offering price set forth on the cover page of this prospectus, and to certain dealers at such price less a concession
not in excess of $       per share of common stock. The international managers
may allow, and such dealers may reallow, a discount not in excess of $
per share of common stock on sales to certain other dealers. After initially
offering common stock to the public at $     per share, the public offering
price, concession and discount may be changed.

     The selling shareholders have granted options to the international managers, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of 180,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The international managers may exercise these options solely to cover over-allotments, if any, made on the sale of the common stock offered hereby. To the extent that the international managers exercise these options, each international manager will be obligated, subject to certain conditions, to purchase a number of additional

                 [Alternate page for international prospectus]

shares of common stock proportionate to such international managers initial amount reflected in the foregoing table. The selling shareholders also have granted options to the U.S. underwriters, exercisable within 30 days after the date of this prospectus, to purchase up to aggregate of 720,000 additional shares of common stock to cover over-allotments, if any, on terms similar to those granted to the international managers.

     The following table shows the (1) per share and total public offering price, (2) the underwriting discount to be paid by Rayovac and the selling shareholders to the international managers and the U.S. underwriters and (3) the proceeds before expenses to Rayovac and the selling shareholders. This information is presented assuming either no exercise or full exercise by the international managers and the U.S. underwriters of their over-allotment options.


                                                                           Without    With
                                                               Per Share    Option   Option
                                                              ----------- --------- -------
      Public Offering Price ................................. $           $         $
      Underwriting Discount ................................. $           $         $
      Proceeds, before expenses, to Rayovac ................. $           $         $
      Proceeds, before expenses, to the Selling Shareholders  $           $         $

     The expenses of the offerings (exclusive of the underwriting discount) are
estimated at $       and are payable by Rayovac.

     The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

     Rayovac, the selling shareholders, Rayovac's executive officers and directors, and certain of Rayovac's shareholders, including affiliates of Thomas H. Lee Company, have agreed, subject to certain exceptions, not to directly or indirectly (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or thereafter acquired by the person executing the agreement or with respect to which the person executing the agreement thereafter acquires the power of disposition, or file a registration statement under the Securities Act of 1933 with respect to the foregoing or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of Merrill Lynch on behalf of the underwriters, for a period of 90 days after the date of this prospectus. See the "Shares Eligible for Future Sale" section of this prospectus.

     The affiliates of Thomas H. Lee Company, which in aggregate beneficially own more than 10% of Rayovac's outstanding common stock, may be deemed to be an affiliate of Sutro & Co. Incorporated, Tucker Anthony Incorporated and Cleary Gull Reiland & McDevitt Inc., members of the NASD, which may participate in the U.S. offering and the international offering. Accordingly, the international offering and the U.S. offering will be conducted in accordance with NASD Conduct Rule 2720.

     The international managers and the U.S. underwriters have entered into an intersyndicate agreement that provides for the coordination of their activities. Pursuant to the intersyndicate agreement, the international managers and the U.S. underwriters are permitted to sell shares of our common stock to each other for purposes of resale at the public offering price of
$    , less an amount not greater than the selling concession. Under the terms of the intersyndicate agreement, the U.S. underwriters and any dealer to whom they sell shares of our common stock will not offer to sell or sell shares of common stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the international managers and any dealer to whom they sell shares of common stock will not offer to sell or sell shares of our common stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. persons or Canadian persons, except in the case of transactions pursuant to the intersyndicate agreement.

     Rayovac's common stock is listed on the New York Stock Exchange under the symbol "ROV."

                 [Alternate page for international prospectus]

     The international managers and the U.S. underwriters have informed Rayovac that they do not intend to confirm sales of the common stock offered hereby to any accounts over which they exercise discretionary authority.

     Rayovac and the selling shareholders have agreed to indemnify the international managers and the U.S. underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments which the international managers and the U.S. underwriters may be required to make in respect thereof.

     Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase common stock of Rayovac. As an exception to these rules, the U.S. representatives are permitted to engage in certain transactions that stabilize the price of the common stock of Rayovac. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock of Rayovac.

     If the underwriters create a short position in the common stock of Rayovac in connection with the offerings, i.e., if they sell more shares of the common stock than are set forth on the cover page of this prospectus, the U.S. representatives may reduce that short position by purchasing shares of the common stock in the open market. The U.S. representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might have been in the absence of such purchases.

     None of Rayovac, the selling shareholders or any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, none of Rayovac, the selling shareholders or any of the underwriters makes any representation that the U.S. representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Each international manager has agreed that (i) it has not offered or sold and, prior to the expiration of the period of six months from the closing of these offerings, will not offer or sell any shares of the common stock of Rayovac to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock of Rayovac in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issuance of our common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     No action has been or will be taken in any jurisdiction (except in the United States) that would permit a public offering of shares of common stock, or the possession, circulation or distribution of this prospectus or any other material relating to Rayovac, the selling shareholders or shares of common stock in any jurisdiction where action for that purpose is required. Accordingly, shares of common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

     Purchasers of the shares of the common stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

     Each of the representations of the underwriter have provided from time to time, and may provide in the future, investment banking services to Rayovac and Rayovac's affiliates. In addition, DLJ Capital Funding, Inc., an affiliate of Donaldson, Lufkin & Jenrette International, has in the past acted as an arranger for Rayovac's credit facilities.

              [Alternate Back Cover for International Prospectus]

================================================================================


                                6,000,000 Shares

                                 [RAYOVAC LOGO]

                                  Common Stock





                                 -------------
                              P R O S P E C T U S
                                 -------------
                          Merrill Lynch International

                       Salomon Smith Barney International

                      Bear, Stearns International Limited

                          Donaldson, Lufkin & Jenrette
                                 International

                      Cleary Gull Reiland & McDevitt Inc.


                                         , 1998



================================================================================

                                    Part II


                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution.
     Set forth below is an estimate (other than the Commission Registration Fee and the National Association of Securities Dealers, Inc. (the "NASD") Filing
Fee) of the fees and expenses all of which are payable by the Registrant, in connection with the registration and sale of the securities being registered:



   Commission Registration Fee ............................
   NASD Filing Fee ........................................
   NYSE Fee ...............................................
   Transfer Agent and Registrar Fees and Expenses .........
   Blue Sky Fees and Expenses .............................
   Legal Fees and Expenses ................................
   Accounting Fees and Expenses ...........................
   Printing, Engraving and Mailing Expenses ...............
   Miscellaneous ..........................................
   Total ..................................................   $
                                                              =========

Item 15. Indemnification of Directors and Officers.

     Pursuant to the Wisconsin Business Corporation Law (the "WBCL") and the Registrant's By-Laws, directors and officers of the Registrant are entitled to mandatory indemnification from the Registrant against certain liabilities and expenses (i) to the extent such directors or officers are successful in the defense of a proceeding and (ii) in proceedings in which the director or officer is not successful in the defense thereof, unless (in the latter case only) it is determined that the director or officer breached or failed to perform his duties to the Registrant and such breach or failure constituted (a) a willful failure to deal fairly with the Registrant or its shareholders in connection with a matter in which the director or officer had a material conflict of interest; (b) a violation of the criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful; (c) a transaction from which the director or officer derived an improper personal profit; or (d) willful misconduct. The WBCL also provides that, subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under the Registrant's articles of incorporation, by-laws, a written agreement or a resolution of the Board of Directors or shareholders. Further, the WBCL specifically states that it is the public policy of Wisconsin to require or permit indemnification in connection with a proceeding involving securities regulation, as described therein, to the extent required or permitted as described above. Additionally, under the WBCL, directors of the Registrant are not subject to personal liability to the Registrant, its shareholders or any person asserting rights on behalf thereof for certain breaches of or failures to perform any duty resulting solely from their status as directors, except in circumstances paralleling those in subparagraphs (a) through (d) outlined above.

     Expenses for the defense of any action for which indemnification may be available may be advanced by the Registrant under certain circumstances.

     The general effect of the foregoing provisions may be to reduce the circumstances in which an officer or director may be required to bear the economic burden of the foregoing liabilities and expense.

     The Registrant has purchased directors' and officers' liability insurance which would indemnify the directors and officers of the Registrant against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

     Section 6 of the Purchase Agreement between the Registrant, the U.S. underwriters and the Selling Shareholders and Section 6 of the Purchase Agreement between the Registrant, the international managers and the Selling Shareholders each provide for indemnification by the Registrant of the U.S. underwriters, the international managers and each person, if any, who controls any U.S. Underwriter or International Manager, against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Underwriting Agreement also provide that the U.S. underwriters and the international managers shall similarly indemnify the Registrant, its directors, officers, and controlling persons, as set forth therein.


Item 16. Exhibits and Financial Statement Schedules
   (a) Exhibits:



Exhibit
Number                                                     Description
--------------   ----------------------------------------------------------------------------------------------
   1.1+          Form of Purchase Agreement by and among Rayovac, the Selling Shareholders and the U.S.
                 underwriters.

   1.2+          Form of Purchase Agreement by and among Rayovac, the Selling Shareholders and the international managers.

   2.1+          Stock Purchase Agreement dated as of December 23, 1998 by and among Rayovac and the shareholders of ROV Limited named therein for Rayovac's acquisition of common stock of
                 ROV Limited

   4.1*          Indenture, dated as of October 22, 1996, by and among Rayovac, ROV Holding, Inc. and Marine
                 Midland Bank, as trustee, relating to Rayovac's 10-1/4% Series B Senior Subordinated Notes due
                 2006.

   4.2*          Specimen of Notes (included as an exhibit to Exhibit 4.1).

   4.3****       Amended and Restated Credit Agreement, dated as of December 30, 1997, among Rayovac
                 Corporation, the lenders party thereto and Bank of America, as Administrative Agent.

   4.4*          Security Agreement, dated as of September 12, 1996, by and among Rayovac, ROV Holding, Inc.
                 and Bank of America.

   4.5*          Company Pledge Agreement, dated as of September 12, 1996, by and between Rayovac and Bank of America.

   4.6**         Shareholders Agreements, dated as of September 12, 1996, by and among Rayovac and the shareholders of Rayovac referred to therein.

   4.7**         Amendment to Rayovac Shareholders Agreement, dated August 1, 1997, by and among Rayovac and the shareholders of Rayovac referred to therein.

   4.8***        Specimen certificate representing the Common stock.

   5.1+          Opinion re: legality.

  23.1+          Consent of DeWitt Ross & Stevens S.C. (included in Exhibit 5.1).

  23.2           Consent of KPMG Peat Marwick LLP.

  23.3           Consent of PricewaterhouseCoopers LLP

  24.1           Power of Attorney (set forth on the signature page of this registration statement).

----------------
  * Incorporated by reference to Rayovac's Registration Statement on Form S-1 (Registration No. 333-17895) filed with the Commission.

 ** Incorporated by reference to Rayovac's Quarterly Report on Form 10-Q for the quarterly period ended June 29, 1997 filed with the Commission on August 13, 1997.

 *** Incorporated by reference to Rayovac's Registration Statement on Form S-1 (Registration No. 333-35181) filed with the Commission.

**** Incorporated by reference to Rayovac's Registration Statement on Form S-3 (Registration No. 333-49281) filed with the Commission.

  +   To be filed by Amendment.

Item 17. Undertakings

     The Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule of 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to its Restated Articles of Incorporation, By-laws, by agreement or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance on Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

   (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Madison, Wisconsin on December 24, 1998.

                                   RAYOVAC CORPORATION



                                   By: /s/ James A. Broderick
                                       -------------------------------
                                       Name:  James A. Broderick
                                       Title: Vice President, General Counsel
                                              and Secretary

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that the persons whose signatures appear below, constitute and appoint David A. Jones, Kent J. Hussey and James
A. Broderick, and each of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution, resubstitution and revocation, for them and in their names, places, and steads, in any and all capacities, to sign the Registration Statement to be filed in connection with the public offering of shares of common stock of Rayovac Corporation and any and all amendments (including post-effective amendments) to the Registration Statement, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

                            ---------------------

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 24, 1998.


            Signature                                      Title
---------------------------------   ---------------------------------------------------
     /s/ David A. Jones              Chairman of the Board and Chief Executive Officer
-------------------------------     (Principal Executive Officer)
       David A. Jones


     /s/ Kent J. Hussey              President and Chief Operating Officer and Director
-------------------------------
       Kent J. Hussey


     /s/ Roger F. Warren            President-International and Contract MicroPower
-------------------------------     and Director
      Roger F. Warren


    /s/ Trygve Lonnebotn            Executive Vice President-Operations and Director
-------------------------------
      Trygve Lonnebotn


  /s/ Randall J. Steward            Senior Vice President-Finance and Chief Financial
-------------------------------     Officer (Principal Financial and Accounting
     Randall J. Steward             Officer)


   /s/ Joseph W. Deering            Director
-------------------------------
     Joseph W. Deering


     /s/ John S. Lupo               Director
-------------------------------
      John S. Lupo


   /s/ Scott A. Schoen              Director
-------------------------------
    Scott A. Schoen


  /s/ Thomas R. Shepherd            Director
-------------------------------
    Thomas R. Shepherd


 /s/ Warren C. Smith, Jr.           Director
-------------------------------
   Warren C. Smith, Jr.